UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-40355

TREACE MEDICAL CONCEPTS, INC.

(Exact name of Registrant as specified in its Charter)

Delaware	**47-1052611**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
100 Palmetto Park Place **Ponte Vedra, Florida**	**32081**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (904) 373-5940

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value	TMCI	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Global Select Market on June 30, 2022, was $526.2 million.

The number of shares of Registrant's Common Stock outstanding as of February 28, 2023 was 61,156,070.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2023 annual meeting of stockholders (the "2023 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

Table of Contents

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

As used in this Annual Report on Form 10-K ("Annual Report"), unless expressly indicated or the context otherwise requires, references to "Treace Medical Concepts," "we," "us," "our," "the Company," and similar references refer to Treace Medical Concepts, Inc. This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as codified in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "assume," "believe," "contemplate," "continue," "could," "due," "estimate," "expect," "goal," "intend," "may," "objective," "plan," "predict," "potential," "positioned," "seek," "should," "target," "will," "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

- the expected use of our products by physicians;

- the expected growth of our business and our organization;

- our expected uses of our existing cash, cash equivalents and marketable securities and the sufficiency of such resources to fund our planned operations;

- our expectations regarding government and third-party payor coverage and reimbursement;

- our ability to retain and recruit key personnel, including the continued development of a sales and marketing infrastructure;

- our ability to obtain an adequate supply of materials and components for our products from our third-party suppliers, some of which are single-source suppliers;

- our plans and expected timeline related to our products, or developing new products, to address additional indications or otherwise;

- our ability to manufacture sufficient quantities of our products with sufficient quality;

- our ability to obtain and maintain intellectual property protection for our products;

- our ability to identify and develop new and planned products and/or acquire new products;

- our ability to obtain, maintain and expand regulatory clearances for our products and any new products we create;

- our ability to expand our business into new geographic markets;

- our compliance with Nasdaq requirements and government laws, rules and regulations;

- our estimates of our expenses, ongoing losses, future revenue, capital requirements and our need for, or ability to obtain, additional financing;

- the impact of inflationary pressures, higher interest rates and general economic conditions on our business;

- developments and projections relating to our competitors or our industry;

- the effect of the COVID-19 pandemic and its impact on our business;

- our plans to conduct further clinical studies; and

- our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. These forward-looking statements are based on management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this Annual Report. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements.

These forward-looking statements speak only as of the date of this Annual Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report to conform these statements to actual results or to changes in our expectations.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed with the Securities and Exchange Commission ("SEC") as exhibits to this Annual Report with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PART I

Item 1. Business.

Overview

We are a medical technology company with the goal of advancing the standard of care for the surgical management of bunion and related midfoot deformities. We have pioneered our proprietary Lapiplasty® 3D Bunion Correction System™—a combination of instruments, implants and surgical methods designed to surgically correct all three planes of the bunion deformity. Although bunions are deformities typically caused by an unstable joint in the middle of the foot that leads to a three-dimensional ("3D") misalignment in the foot's anatomical structure, the majority of traditional surgical approaches focus on correcting the deformity from a two-dimensional ("2D") perspective and therefore fail to address the root cause of the disorder. To effectively restore the normal anatomy of bunion patients and improve clinical outcomes, we believe addressing the root cause of the bunion is critical and have developed the Lapiplasty System to correct the deformity across all three anatomic dimensions. To provide a solution that also addresses midfoot deformities, in 2021, we launched our Adductoplasty® System, which brings together our implants and precision instrumentation for the first comprehensive system designed for reproducible realignment, stabilization, and fusion of the midfoot. Our mission is to be the leader in the surgical treatment of bunions by establishing the Lapiplasty System as the standard of care.

A bunion is a painful, disfiguring deformity characterized by a deviated position of the great toe, and easily identified visually by the "bump" at its base. Bunions affect approximately 65 million Americans, and generally increase in prevalence and severity over time. Nearly 25% of adults between the ages of 18 and 65, and over 35% of people over the age of 65, have bunions. Approximately 4.4 million patients in the United States seek medical attention for bunions annually; of these patients, an estimated 1.1 million are deemed surgical candidates, which represents a total annual addressable market opportunity of more than $5 billion. This large patient population often suffers from symptoms that worsen over time, including severe and debilitating pain, emotional burden and limited mobility, and is susceptible to further degeneration and common concomitant pathologies. Despite the significant limitations of traditional surgical treatment approaches, approximately 450,000 surgical bunion procedures are performed in the United States every year. We believe there is a significant opportunity to convert these to our Lapiplasty Procedure, representing a greater than $2.3 billion market opportunity. In addition, through better clinical outcomes and effective patient education, we believe we can increase the number of patients who seek surgical treatment, representing the incremental opportunity of $3 billion. The chart below illustrates our annual addressable U.S. market opportunity:


Americans Affected
65mm
Seek Medical Treatment Annually
4.4mm
~1 in 4 adults in the US affected
Surgical Candidates
$5B+ US Market Opportunity
1.1mm
Surgical Procedures
$2.3B Current US Market
450k
Lapiplasty® System Opportunity
450k surgical procedures[1] per year
650k additional patients in need of surgical treatment

(1) Approximate number of surgical bunion procedures performed in the United States per year according to iData Research, Inc. 2022.

The goal of bunion surgery is to restore the normal anatomy of patients in order to return natural function and appearance in the foot and relieve pain. A common misconception is that a bunion is simply an overgrowth of bone that can be shaved off. In reality, a bunion is a complex 3D deformity caused by an unstable joint in the middle of the foot (which we may refer to as the "root cause") which causes the metatarsal bone in the foot to rotate out of alignment in all three anatomic dimensions. A 2015 study indicates that 87% of bunions have a 3D, rotational issue in addition to horizontal and vertical misalignments of the metatarsal bone. Traditional 2D approaches to bunion surgery, used in the majority of bunion surgical procedures, fail to correct this third "rotational" dimension of the bunion deformity, which has been reported to result in a 10 to 12 times increase in the chance of bunion recurrence as compared to 3D surgeries.

Historically, there have been two primary approaches to the surgical treatment of bunions, which inconsistently met patient needs and physician expectations. The first and most common approach is 2D Osteotomy surgery, which merely cuts and shifts the metatarsal bone in two dimensions, addressing the cosmetic bump rather than the root cause, which may result in high variability in potential for bunion recurrence with long-term recurrence rates (up to 78%) and low patient satisfaction with the procedure. The second approach, traditionally reserved for the most advanced and severe bunion pathology is Lapidus Fusion surgery, which fuses the unstable joint but requires a technically challenging correction through a "freehand" technique which often results in inconsistent outcomes and has been reported to involve a protracted period of recovery, including approximately 6 to 8 weeks of non-weight-bearing. The freehand technique is highly dependent on the surgeon's skill and requires the physician to perform complex corrections without the benefits of assistive instrumentation that are standard in many other orthopaedic joint procedures and, consequently, this surgery often results in inconsistent outcomes.



Traditional 2D Bunion Surgery (Osteotomy)
Shaves off "bump"; cuts & shifts top of bone.
Does not address bunion's root cause.

Crooked bone

Unstable foundation

Root of the problem is not corrected

- Unnaturally cuts & shifts bone; only a 2D correction
- Addresses cosmetic "bump" only; not the root cause
- 1 day to 6 weeks non-weight bearing (post-operative shoe or boot, sometimes in a cast)



Lapiplasty® 3D Bunion Correction™
Rotates bone back to normal 3D alignment.
Reliably secures bunion's root cause.

Straight bone

Joint secured

Unstable joint is reliably secured

- Returns entire bone to normal alignment; a 3D correction
- Secures the root cause; an unstable joint
- Get back on your feet quickly in a boot; many cases within 2 weeks

We believe our proprietary Lapiplasty System, the first of its kind, is the leading system designed to consistently and reliably correct all three dimensions of the bunion deformity, address the root cause of the bunion deformity, and allow return to weight-bearing quickly in a post-operative boot with low risk of recurrence (as described in more detail below in the section entitled "Key Clinical Advantages of the Lapiplasty System"). The Lapiplasty System combines our novel surgical approach, the Lapiplasty Procedure, with our procedural instrumentation and single-use implant kits. With help from our procedural instrumentation, the Lapiplasty Procedure is designed to rotate the entire metatarsal bone into normal anatomical position in all three dimensions, eliminating the bump and restoring normal anatomy. The unstable foundation in the foot is then secured with our titanium fixation plates and screws, allowing patients to get back on their feet quickly in a post-operative boot. The Lapiplasty Procedure can be performed in either hospital outpatient or ambulatory surgery center settings, and utilizes existing, well-established reimbursement codes. Since receiving 510(k) clearance for the Lapiplasty System in March 2015, more than 65,000 Lapiplasty Procedures have been performed in the United States.

The safety, effectiveness and clinical advantages of the Lapiplasty System have been demonstrated in multiple post-market clinical outcome studies. We believe this portfolio of studies is unique in the bunion correction field where comprehensive outcome studies with respect to marketed bunion correction surgical products are limited. Multiple peer-reviewed publications have demonstrated the ability of the Lapiplasty System to reproducibly correct all three dimensions of the deformity and allow the patient to quickly return to weight-bearing in a post-operative boot while exhibiting a low rate of bunion recurrence (as described in more detail below in the section entitled "Key Clinical Advantages of the Lapiplasty System"). We have completed enrollment in our ALIGN3D prospective, multicenter study, which is prospectively evaluating bunion correction status through five years after the Lapiplasty Procedure and includes patient satisfaction scoring, range of motion results and radiographic outcomes. Interim analyses from the ALIGN3D clinical study have been published in the Journal of Foot & Ankle Surgery and most recently presented at industry conferences, including at the American Orthopedic Foot and Ankle Society ("AOFAS") Annual Meeting in September 2022, and at the American College of Foot and Ankle Surgeons ("ACFAS") Annual Scientific Conference that was held in early February 2023.

To broaden our Lapiplasty offerings, we launched the Lapiplasty Mini-Incision System in 2021, which is designed to allow the Lapiplasty Procedure to be performed through a 3.5cm incision as compared to the 6cm to 8cm incision with the standard Lapiplasty Procedure. To address midfoot deformities, which may occur in up to 30% of bunion patients, also in 2021, we launched the Adductoplasty System, which brings together our implants and precision instrumentation for the first comprehensive system designed for reproducible realignment, stabilization, and fusion of the midfoot. Other new product developments in 2022 include the Lapiplasty 3-n-1™ Guide, the Lapiplasty S4A Anatomic Plating Kit, and the SpeedRelease™ and TriTome™ Release Instruments. In 2022, we previewed our next generation Micro-Lapiplasty™ Minimally Invasive System, which is designed to allow the deformity correction and joint preparation steps of the Lapiplasty Procedure to be performed through 2cm incisions and the SpeedPlate™ Rapid Compression Implant System designed for rapid delivery of titanium compression implants through small incisions. Commercial release of the Micro-Lapiplasty instrumentation and SpeedPlate implants is expected in the second half of 2023. We believe these new technologies demonstrate our commitment to rapid innovation with a focus on continually iterating the Lapiplasty System with options for reduced incision size and increased procedural efficiency.

We market and sell our products in the United States primarily through a direct employee sales force that is supplemented by independent sales agencies across 193 territories focused on supporting adoption and utilization of the Lapiplasty System among the approximately 7,400 surgical podiatrists and 2,600 orthopaedic surgeons with foot and ankle specializations in the United States. To improve clinical outcomes, we devote significant resources to training and educating physicians on the safe and effective use of the Lapiplasty System. Additionally, we have developed a differentiated direct-to-patient outreach program that educates patients on the benefits of the Lapiplasty System. We also offer a "Find a Doctor" tool on our website that allows potential patients to search for experienced Lapiplasty surgeons in their local markets. We believe our patient and surgeon education programs and specialized teams supporting surgeons in the field combined with the Lapiplasty System's differentiated clinical outcomes lead to an increase in utilization of the Lapiplasty System per physician over time.

Our internal employee engineering personnel and our Surgeon Advisory Board help us to generate ideas and develop product innovations. Our Surgeon Advisory Board is comprised of both podiatrists and orthopaedic foot and ankle surgeons who provide us with holistic insights for developing products that fully meet the needs of each group. Our research and development team is focused on improving clinical outcomes by designing new procedure-specific instruments and products and by developing enhanced surgical techniques.

We have experienced considerable growth since receiving 510(k) clearance for the Lapiplasty System in March 2015. The number of Lapiplasty Procedure Kits sold increased from 11,113 in 2020 to 17,490 in 2021 to 24,656 in 2022, representing a compound annual growth rate of 49.0%, despite the adverse impact of the COVID-19 pandemic on elective procedures in 2020 and 2021. Correspondingly, our revenue increased from $57.4 million in 2020 to $141.8 million in 2022, representing a compound annual growth rate of 57.2%.

Overview of Bunions

Hallux Valgus (commonly known as "bunions") is a painful, disfiguring deformity characterized by a deviated position of the great toe. Bunions are easily identified visually by the "bump" on the joint at the base of the great toe (the metatarsophalangeal ("MTP") joint). While this "bump" is widely considered to be the source of pain in bunion sufferers, a structural defect causing misalignment in the middle of the foot is the root cause of the deformity.

Bunion deformities are most commonly considered to be the consequence of a hereditary predisposition. Prevalence increases with age, and one study found that 70% of bunion sufferers are female, and that the disorder occurs in both feet, or bilaterally, in 56% of bunion sufferers. Bunions are progressive deformities, with symptoms that typically grow in severity over time. For those with predispositions for developing bunions, constrained footwear, weight-bearing activities or occupations that aggravate the condition may accelerate progression of the joint deformity and cause symptoms to appear earlier in life. If left untreated, bunions can often have a significant long-term negative impact on sufferers, including:

- **Severe and debilitating pain** in the bunion "bump" at the base of the great toe that can also develop in the ball of the foot.

- **Quality of life deterioration** with limited mobility, restrictions on footwear and an inability to participate in physical activities.

- **Susceptibility to additional pathologies**, such as hammertoes and arthritis of the great toe joint.

- **Increased risk of injury** as decreased stability leads to greater potential for falls.

- **Emotional burden** from becoming increasingly self-conscious about the bunions' unsightly appearance.

A common misconception is that a bunion is simply an overgrowth of bone that can be shaved off. Bunions are in reality complex 3D deformities caused by an unstable joint in the middle of the foot (the first tarsometatarsal ("TMT") joint) which allows the metatarsal bone to drift out of alignment in three anatomic dimensions. These three anatomic dimensions and their associated misalignments are summarized below:

- **Dimension 1–Transverse Plane**: a horizontal misalignment, in which the metatarsal bone leans sideways causing the "bump."

- **Dimension 2–Sagittal Plane**: a vertical misalignment, in which the metatarsal bone can elevate, transferring excessive pressure to other toes and ball of the foot.

- **Dimension 3–Frontal Plane**: a rotational misalignment, in which the metatarsal bone rotates causing abnormal wear on the great toe joint.

The shift in the metatarsal bone causes bone or tissue at the MTP joint to move out of place, resulting in the visual "bump" associated with bunions.



Complex 3D Deformity
More than a simple "bump" of bone...
Unstable joint in midfoot allows metatarsal bone to drift out of alignment in all 3 anatomic dimensions

Bunion "Bump" Appears Here

Metatarsal Bone

Unstable Joint

Normal Foot

Bunion Foot



unstable foundation

Transverse Plane
Metatarsal leans sideways causing the "bump".

Sagittal Plane
Metatarsal elevates up, transferring pressure to lesser metatarsals.

Frontal Plane
Metatarsal rotates causing abnormal wear on MTP "great toe" joint.

Traditional treatment options for bunion patients vary with the type and severity of each bunion. During the early stages of the disorder, pain can be managed but will typically worsen and additional symptoms may develop. The primary goal of most early treatment options is to relieve pressure on the bunion and halt the progression of the deformity. A physician may initially recommend various non-surgical treatments, including toe spacers, pads or splints, inserts or orthotics, medication or physical therapy. These options are prescribed to alleviate symptoms but do not address the root cause of the deformity. When these non-surgical treatments fail, or when the severity of the bunion deformity progresses past the threshold for such options, surgery is often necessary.

Limitations of Traditional Surgical Treatment Approaches

Historically, there have been two primary surgical approaches to bunion treatment, 2D Osteotomy and Lapidus Fusion. Between the two, approximately 450,000 bunion procedures are performed annually in the United States, of which approximately 75% are 2D Osteotomy procedures and approximately 25% are Lapidus Fusion procedures.

These traditional surgical treatment approaches are characterized by a 6% to 35% patient dissatisfaction rate for 2D Osteotomy surgery and a 7% to 13% dissatisfaction rate for Lapidus Fusion following surgery. Clinical literature has identified the primary patient expectations for bunion surgery to be pain relief, shoe fit, mobility and improvement in cosmetic appearance. Certain published long-term clinical studies have demonstrated complication rates as high as 78% following 2D Osteotomy surgery and 38% following Lapidus Fusion surgery, with deformity recurrence being among the most common complications in each. While not all patients with recurrence require a secondary surgical procedure, this high variability for potential recurrence relative to other common surgical procedures is a contributor to patient dissatisfaction.

2D Osteotomy

In a 2D Osteotomy, the bunion "bump" is shaved off and the metatarsal bone of the great toe is cut in half and shifted over to reduce the appearance of the bunion. However, by failing to address the root cause of the disorder and not correcting the deformity in all three dimensions, there is an increased likelihood that the metatarsal bone will continue to drift out of position over time and for the bunion to return. Additionally, the recovery time has been reported to include up to 6 weeks of non-weight bearing.


Shave Bump
Cut & Shift
Unstable Foundation
(Root of problem is not corrected)
Unstable Foundation
(Root of problem is not corrected)

Lapidus Fusion

In contrast to 2D Osteotomy, the other common traditional surgical procedure, known as Lapidus Fusion, does address the root cause of the bunion and is routinely referenced in medical literature as a surgical option for bunions since the 1930s. However, even a Lapidus Fusion, as it is conventionally described and performed, still does not address the three-dimensional rotational aspect known to contribute to bunion recurrences.

A conventional Lapidus Fusion surgery fuses the unstable first TMT joint but requires a technically challenging correction through a "freehand" technique and has been reported to involve a protracted period of recovery, including approximately 6 to 8 weeks of non-weight-bearing. The freehand technique is highly dependent on the surgeon's skill and requires the physician to perform complex corrections without the benefits of assistive instrumentation that are standard in many other orthopaedic joint procedures, and, consequently, this surgery often results in inconsistent outcomes. Thus, its use has been traditionally reserved for the most advanced and severe bunion pathology.

The table below provides a summary overview of traditional bunion surgical treatment approaches:

	2D Osteotomy	Lapidus Fusion
% of cases	Approximately 75%	Approximately 25%
Procedure overview	 Targets cosmetic bump by cutting and shifting metatarsal bone in two dimensions	 Fusion of the first TMT joint to realign the entire metatarsal and the toe joint and prevent the bunion from coming back
Procedure time	25 to 75 minutes	40 to 120 minutes
Recurrence rate	1.8% to 78%, depending on procedure type and follow-up duration	0% to 38%
Reported recovery time	1 day to 6 weeks non-weight bearing (post-operative shoe or boot, some cast)	Long recovery: Traditionally 6 to 8 weeks non-weight bearing (often in a cast)
Non-Union Rate*	0% to 3.3%	2.2% to 12%
Hardware Removal Rate	0% to 12.3%	2% to 17%
Patient dissatisfaction rate	6% to 35%	7% to 13%
Limitations	• Does not address all 3 dimensions of the deformity reliably and leaves the unstable foundation untreated	• Technically challenging "freehand" procedure increases inconsistency and variability of results • Primarily 2-plane procedure; does not address the frontal plane rotation problem consistently

*Non-union rate is a measure of the incidence of the bone not healing together.

While bunions have traditionally been viewed as a 2D deformity, recent scientific literature has indicated that 87% of bunions have a 3D, rotational component in addition to the horizontal and vertical misalignments of the metatarsal bone. Failure to correct this third "rotational" dimension of the bunion deformity has been reported to result in a 10 to 12 times increase in the chance of bunion recurrence as compared to 3D surgeries. We believe there is a rapidly increasing awareness among surgeons of the need for 3D bunion correction based on the frequency of lectures and medical journal publications on this topic, particularly in recent years.

Our Solution

We have pioneered our proprietary Lapiplasty 3D Bunion Correction System—a combination of innovative instruments, implants and surgical methods designed to correct all three planes of the bunion deformity and secure the unstable joint, addressing the root cause of the bunion.

Our Lapiplasty System

We believe our Lapiplasty System was the first and remains the leading system designed to consistently and reliably correct all three dimensions of the bunion deformity, address the root cause and allow return to weight-bearing quickly in a post-operative boot. In a Lapiplasty Procedure, the entire metatarsal bone is rotated and brought back into position in all three dimensions, eliminating the unsightly bump and restoring normal anatomy. The unstable foundation in the foot is secured with titanium plating technology allowing patients to get back on their feet quickly in a post-operative boot. The Lapiplasty Procedure can be performed on a wide range of patients with bunion deformities in the hospital outpatient or ambulatory surgery center setting and utilizes existing, well-established reimbursement codes.

The Lapiplasty System includes both procedural instrumentation and single-use, sterile-packed implant kits. Our procedural instrumentation includes innovative surgical tools designed to enable surgeons to correct all three dimensions of the bunion deformity and the root cause of bunions with accuracy and consistency. Our single-use, sterile-packed implant kits feature biplanar plating, which are two low-profile titanium fixation plates designed to stabilize the TMT joint and to allow early weight-bearing in a post-operative boot during the critical healing period.

The following table illustrates key components of the Lapiplasty System:

Reusable procedural instrumentation	Sterile-packed implant kits
Lapiplasty Positioner **Lapiplasty Compressor**	**Sterile Implants and Instruments**
 	
Engineered to quickly and reproducibly correct metatarsal alignment in all three dimensions *Delivers controlled compression to the precision-cut joint surfaces, while maintaining the three-dimensional correction*	*Single-use implants and instruments used in the Lapiplasty Procedure and ancillary procedures*
Lapiplasty Cut Guide and Fulcrum **Lapiplasty Light-Weight Tray**	**Biplanar Plating**
 	
Delivers precise cuts with the metatarsal held in the corrected position, ensuring optimal cut trajectory *Includes the Positioner, Compressor and Cut Guide and Fulcrum*	*Provides biomechanically-tested biplanar stability; designed to allow rapid return to weight-bearing in a walking boot*

The following table illustrates our patented Lapiplasty System, with procedural instrumentation and implants used in each step of our proprietary Lapiplasty Procedure:

Lapiplasty System

Correct.

Make the correction *before* the cut

Using the **Lapiplasty Positioner**, the entire metatarsal bone is returned to normal 3D alignment.



Cut.

Perform precision cuts with confidence

Using the **Lapiplasty Cut Guide**, the unstable joint surfaces are cut in the corrected position.



Compress.

Achieve controlled compression of joint surfaces

Using the **Lapiplasty Compressor**, the two bone surfaces are brought together while 3D correction is maintained.



Fixate.

Apply biplanar fixation for robust stability

Using **Biplanar Plating**, two titanium plates fastened at ninety degree angles, the joint is secured and stabilized, designed to allow for early return to weight-bearing in a post-operative boot while the bones fuse together.



2022 Lapiplasty Advancements

In 2022, we introduced three new advancements in the Lapiplasty Procedure designed to make it faster and easier to perform. These include (i) the 3-n-1 Guide, which combines three separate instruments and three procedure steps into one instrument and step, (ii) the S4A Anatomic Plating System, which features advanced 3D contours designed to accommodate variations in patient anatomy, and (iii) the SpeedRelease Release Instrument, which is a single-use instrument designed to make a challenging soft tissue release performed in the majority of Lapiplasty cases easier to perform and more reproducible for the surgeon.

Lapiplasty 3-n-1 Guide	**S4A Anatomic Plating Kit**	**SpeedRelease Release Instrument**
		

Our Minimally Invasive Approaches

In an effort to continue expanding our Lapiplasty offerings, in 2021 we launched the Lapiplasty Mini-Incision System, which is designed to allow the Lapiplasty Procedure to be performed through a 3.5cm incision as compared to the 6cm to 8cm incision with the standard Lapiplasty Procedure. Some patients prefer smaller incisions that may leave less visible scars. The Lapiplasty Mini-Incision System includes a new fixation plate known as the PlantarPower Plate. This innovative plate is contoured to span across the bottom half of the joint where the loads are the highest, while still providing easy access for insertion of the plate fixation screws through a small incision. Continuing with minimally invasive approaches, in 2022, we began a limited release of the Micro-Lapiplasty Minimally Invasive System, which is designed to allow the deformity correction and joint preparation steps of the Lapiplasty Procedure to be performed through 2cm incisions, and previewed the compatible SpeedPlate Rapid Compression Implant System designed for rapid delivery of titanium compression implants through small incisions. We anticipate commercial release of SpeedPlate implants and the Micro-Lapiplasty instrumentation in the second half of 2023.



Our Adductoplasty System

In the third quarter of 2021, we launched the Adductoplasty System, which brings together our implants and precision instrumentation for a comprehensive system designed for reproducible realignment, stabilization, and fusion of the midfoot. Midfoot deformities may occur in up to 30% of bunion patients. The Adductoplasty System includes instruments together with our Lapiplasty fixation plates to be used for fusion of the second and third TMT joints, which may often be necessary in conjunction with bunion

surgery. In 2022, we introduced the TriTome Release Instrument, a sterile-packed, single-use instrument with three cutting edges designed to assist with a tissue release performed in the Adductoplasty Procedure.



Adductoplasty® System
Precision cut guide
Alignment & Compression
Plate Fixation
TriTome™ NEW
Release Instrument
Before Adductoplasty®
After

Product Portfolio

The following diagram depicts the implants and single use products we currently offer as part of our broader portfolio:



MTP Fusion Plates
Compression Screws
Transverse Screws
Mini Incision Plate
SpeedRelease™ Release Instrument
TriTome™ Release Instrument
Compression Staples*
Snap-Off Screws
Lesser TMT Fixation System
FastGrafter® Autograft Harvester
Lapiplasty® System S4A Plates
*Distributed by Treace Medical Concepts, Inc.

12

Key Clinical Advantages of the Lapiplasty System

We believe that the differentiated clinical advantages of the Lapiplasty Procedure support its continued clinical adoption and help establish the Lapiplasty Procedure as the standard of care for bunion surgery. We are committed to advancing the understanding of the Lapiplasty Procedure and its benefits to patients, surgeons, facilities and payors through clinical studies and publications in peer-reviewed literature. The Lapiplasty Procedure had been cited in 21 peer-reviewed journal publications as of December 2022.

The table below includes published results of our outcomes, demonstrating the effectiveness and consistency of the Lapiplasty Procedure:

Key outcomes	Lapiplasty Procedure
Recurrence rate	0.9 – 3.2%
Reported time to start weight-bearing	1 – 11 days (post-operative boot)
Non-union rate*	0 – 2.6%
Hardware removal rate	0 – 5.1%

* *Non-union rate is a measure of the incidence of the bones not healing together.*

Based on the outcomes from multiple studies, further discussed below, and our deep experience in the field of bunion surgery, we believe the key advantages of the Lapiplasty System include the system being designed for:

- consistent 3D deformity correction;

- addressing root cause of the deformity;

- ease and reproducibility of the procedure;

- fast return to weight-bearing post-surgery in a post-operative boot;

- slimmer foot (post 5-month follow up); and

- low rate of recurrence (as demonstrated across three separate studies which measured recurrence rates at different time points after the Lapiplasty Procedure: 0.9% at 12 months[1,2], 3.2% at 13 months, and 0.9% at 17 months).

We have completed enrollment in our ALIGN3D prospective, multicenter study which is evaluating bunion correction status after five years and includes patient satisfaction scoring, range of motion results and radiographic outcomes. Interim analyses from the ALIGN3D clinical study have been published in the Journal of Foot & Ankle Surgery and most recently presented at industry conferences, including at the AOFAS Annual Meeting in September 2022, and at the ACFAS Annual Scientific Conference that was held in early February 2023. The Journal of Foot & Ankle Surgery publication presented an interim analysis (117 patients with at least 12 month follow-up) demonstrating early return to weight bearing in a walking boot at an average 7.8 days, return to work at an average 25.2 days, full unrestricted activity at an average of 4 months, significant improvement in radiographic measures of 3-dimensional bunion correction with 1 recurrence reported at 12 months (0.9% recurrence rate, n=108), and significant improvement in patient-reported pain reduction on the Visual Analog Scale (VAS) and quality of life measurements on the Manchester-Oxford Foot Questionnaire (MOxFQ) and Patient-Reported Outcomes Measurement Information Systems (PROMIS) scores. New interim data from the ALIGN3D™ clinical study highlighted at the 2023 ACFAS Annual Scientific Conference demonstrated 97% patient satisfaction rating at 36 months (n=37), with 92% and 90% improvement in walking/standing and social interaction scores, respectively, through 36 months (n=41); an 80.8% decrease in pain at 24 months; and a low recurrence rate of 0.9% (1 out of 114 patients) observed at 24 months post-surgery[2].

[1] This data on recurrence rates after the Lapiplasty Procedure is based on interim results of the ALIGN3D study published in the Journal of Foot & Ankle Surgery.
[2] Subsequent interim data on the ALIGN3D study showed 1.4% of patients (2 out of 144 patients) demonstrated radiographic recurrence at 12 months post surgery.

Our differentiated Lapiplasty System is designed to consistently and reliably correct all three dimensions of the bunion deformity and address its root cause, and its key clinical advantages that have been demonstrated in multiple peer-reviewed publications. A traditional 2D Osteotomy performs an incomplete correction addressing the cosmetic appearance of the bunion rather than the root cause of the deformity. Alternatively, while Lapidus Fusion does seek to address the root cause of the deformity, it does not address the 3D rotational aspect known to contribute to bunion recurrence, and involves a technically challenging "freehand" technique, which is highly dependent on the surgeon's skill and requires the physician to perform complex corrections without the benefits of assistive instrumentation. The Lapiplasty System includes specifically engineered procedural instrumentation and implants that enable the physician to correct the bunion deformity with accuracy and consistency.

Clinical studies described in multiple peer-reviewed publications demonstrate the clinical benefits of the Lapiplasty System. These publications demonstrate that the Lapiplasty Procedure allows patients to quickly return to weight-bearing in a post-operative boot within 3 to 10 days. In addition, these publications demonstrated meaningfully low rates of recurrence (as described above). In addition, these studies indicate a low-rate in incidence of the bones not healing together (i.e., non-union rate) as well as a low rate of hardware removal. Finally, research also suggests that Lapiplasty may result in a significant decrease in post-operative bony and soft tissue width (i.e., a slimmer foot post 5-month follow up)—although not an indication for surgery, foot width reduction is often a desirable cosmetic and functional outcome and commonly associated with postoperative patient satisfaction. Given its demonstrated clinical benefits, we believe the Lapiplasty System provides a positive physician and patient experience, and through continued clinical adoption, is poised to become the standard of care for bunion surgery.

Commercial Strategy

We are investing in and executing a five-point strategy that includes rapid product innovations, a bunion-focused direct sales channel, surgeon education programs, direct-to-patient education, and supportive clinical evidence.



We currently market and sell the Lapiplasty System through a combination of a direct employee sales force and independent sales agencies across 193 territories in the United States. As of December 31, 2022, we had 168 employee sales representatives and 25 independent sales agencies. In 2022, employee sales representatives generated approximately 72% of total revenue while approximately 28% of revenue came through independent sales agencies. In 2021, employee sales representatives generated approximately 52% of total revenue while approximately 48% came through independent sales agencies.

We have and are continuing to dedicate meaningful resources to expand our sales force and management team in the United States. We have hired and expect to continue to hire additional employee sales representatives and employee field sales management to strategically access more regions with high densities of prospective patients. We believe this strategy will:

- accelerate growth and better penetrate the market with our products;

- further align incentives and allow for improved coordination of our sales team; and

- improve profitability with better operating leverage in the longer term.

We believe our surgeon education and training programs differentiate us from our competitors. We devote significant resources to training and educating physicians on the safe and effective use of the Lapiplasty System. Our comprehensive education programs include cadaveric workshops, technical assistance in the operating room and advanced training for both new and existing surgeon customers. We believe our multiple post-market clinical outcome studies are also unique in the bunion correction field and are a key element of our medical education program.

Our practice is to require surgeons to complete a simulated surgical training program before performing the Lapiplasty Procedure. To facilitate this training, we have developed a robust curriculum including clinical and procedural details as well as hands-on surgical workshops designed to simulate a live surgical procedure. These training events incorporate highly-skilled training personnel including experienced surgeon faculty and clinical specialists. Additionally, we host ongoing peer-to-peer advanced educational training programs to continue to develop the expertise of our surgeon customers, which include monthly online "Mastery Webinar" series and hands-on workshops with experienced faculty surgeons that cover more advanced Lapiplasty techniques and training on our newly developed products and procedures. Our training programs are complemented by 12 clinical specialists that assist with surgeon training and live surgery support with new surgeon users. We believe that our surgeon education programs are effective, and they are intended to result in surgeon users improving their skill and familiarity with the Lapiplasty Procedure and improved clinical outcomes for their patients.

Surgeons generally can perform their first case after they have been trained and our products have been approved by the surgical facility. Obtaining facility approval may delay surgeon access to our products for 30 to 120 days or more depending on the nature of the facility (or integrated delivery network's) approval process.

Surgeon users typically increase usage of the Lapiplasty Procedure over time as they see improved clinical outcomes for their patients relative to traditional bunion surgery approaches. The bar chart below shows as of December 31, 2022 the average number of procedures performed over the trailing twelve months by surgeons based on the number of years that the surgeons have used the Lapiplasty System.

Last Twelve Months Average Surgeon Usage[1,2]



(1) Surgeons may discontinue performing cases over time. Usage shown excludes our Surgeon Advisory members.
(2) The usage in this chart represents the average surgeon utilization rate for the last twelve months. Usage information previously provided in our Registration Statement on Form S-1 provided usage in calendar years and included our Surgeon Advisory Board members. For the chart above, more than twelve months must have elapsed from the date of the surgeon's first use for the surgeon to be included in the year 1 column.

We believe our offering is differentiated by supporting surgeons with knowledgeable clinical specialists and direct sales employees who are experts in the Lapiplasty Procedure. These employees receive in-depth training to develop a thorough understanding of bunions, patient selection, procedure planning and regulatory policies to meaningfully support continued clinical adoption and existing surgeon customers. Our clinical specialists and direct sales employees participate in continuous education programs that consist of in-person foundational training, procedure observation and sales skills development. These employees are a key resource for our surgeon customers and their expertise enables them to provide meaningful clinical and technical support in the operating room and to develop strong relationships with surgeons. We believe that our approach to supporting surgeons leads to better clinical outcomes for patients.

Our direct-to-patient outreach program is a key aspect of our commercial strategy. This program is focused on educating patients on the clinical advantages of the Lapiplasty Procedure and generating brand awareness. We are working to further establish brand recognition for Lapiplasty as the leading procedure for improving bunion treatment outcomes in an industry that has traditionally not conducted significant direct-to-patient programs. We have built a sophisticated marketing infrastructure to deliver our message in a targeted manner utilizing digital and traditional marketing channels. These programs direct potential bunion surgical candidates to our educational website that further explains the Lapiplasty Procedure and its related benefits and risks. Our "Find a Doctor" tool allows them to search for experienced Lapiplasty Procedure surgeons in their local markets.

The following diagram illustrates our patient outreach program.


facebook
Google
YouTube
Hallmark MOVIE CHANNEL
THE Doctors
MARCH 2022
SU MO TU WE TH FR SA
OUTREACH
with national programs to raise awareness
EDUCATE
on Lapiplasty.com
SEARCH
for a doctor
SCHEDULE
an appointment

Research and Development

We devote significant resources to research and development of our products. We use internal employee engineering personnel and our Surgeon Advisory Board to generate ideas and develop product innovations. Our Surgeon Advisory Board is comprised of both podiatrists and orthopaedic foot and ankle surgeons who provide us with holistic insights for developing products that fully meet the needs of each group. Our development team is focused on improving clinical outcomes by designing new procedure-specific products and by developing enhanced surgical techniques in attractive subspecialties within the foot and ankle market.

Our initial product development and commercial efforts have been focused on the bunion market, and our Lapiplasty System specifically. We intend to continue iterating our core Lapiplasty System instrumentation and implants to improve surgical efficiency, enhance reproducibility of outcomes and speed up surgical recovery for patients. We are also pursuing the development and potential commercialization, if cleared, of new products that we believe would leverage and expand our position in the market to treat other concomitant pathologies that occur in a high percentage of bunion surgeries. Products provided by other companies are currently utilized in some of our Lapiplasty Procedure cases to treat these concomitant conditions. Providing these ancillary products allows us to capture a higher percentage of the overall product revenue from the surgical case while providing greater efficiency and synergies to the facility and operating room staff by reducing the number of vendors needed to support the case.

Coverage and Reimbursement

The Lapiplasty Procedure is performed by foot and ankle surgeons in both hospital outpatient facilities and ambulatory surgery centers. Hospitals, ambulatory surgery centers and surgeons that purchase or use our products generally rely on third-party payors to reimburse for all or part of the costs and fees associated with procedures using our products. As a result, sales of our products depend, in part, on the extent to which the procedures using our products are covered by third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Based on historical claims data from 2017, approximately 63% of Lapidus cases and 60% of all bunion surgical cases were paid by private payors.

Medicare publishes national average rates for each procedure in the hospital outpatient and ambulatory surgery center settings. Medicare rates for procedures involving our products may vary from national averages due to geographic location, the nature of facility in which the procedure is performed (i.e., teaching or community hospital) and other factors. While private payors vary in their coverage and payment policies, many use coverage and payment by Medicare as a benchmark to make their own decisions.

Coding and Reimbursement

When procedures using our products are performed in hospital outpatient or ambulatory surgery center settings, both the surgeon and the health care facility submit claims (bills) for payment to the third-party payor using established medical codes (e.g., CPT codes, diagnosis codes and HCPCS codes) that describe the patient history and medical and surgical treatments. Obtaining appropriate payment for services is dependent in part on the physician and health care facility reporting or billing the CPT code that accurately describes the procedures performed in the case.

The table below sets forth the established CPT codes that are commonly used for Lapidus-type and midfoot fusion surgeries, including the Lapiplasty and Adductoplasty Procedures.

Established CPT Codes	
CPT 28297	Correction, bunionectomy, with sesamoidectomy, when performed; with first metatarsal and medial cuneiform joint arthrodesis, any method
CPT 28730	Arthrodesis, midtarsal or tarsometatarsal, multiple or transverse
CPT 28740	Arthrodesis, midtarsal or tarsometatarsal, single joint
CPT 28735	Arthrodesis, midtarsal or tarsometatarsal, multiple or transverse; with osteotomy (e.g., flatfoot correction)

Bunion surgery also often involves multiple concomitant procedures, including Akin osteotomy, Weil osteotomy and hammertoe correction, for example. Each concomitant procedure has an applicable CPT code used for billing third-party payors, which is submitted on the same claim with the Lapiplasty Procedure for reimbursement.

Intellectual Property

We actively seek to protect the technology, inventions, and improvements that we consider important to our business using patents, trade secrets, trademarks and copyrights in the United States and foreign markets.

As of December 31, 2022, our patent portfolio included 39 owned U.S. patents, one licensed U.S. patent and 10 owned foreign patents. All of the U.S. patents are utility patents. The owned patents cover core Lapiplasty-related hardware and surgical techniques as well as other associated innovations, including the main surgical techniques used by the Lapiplasty Procedure as well as associated tools, techniques and/or implants used during the procedure. Our foreign granted patents are in Australia, the European Patent Convention and Japan. Our owned patents expire in 2035 or later.

As of December 31, 2022, we had 81 pending patent applications globally, including 46 in the United States. Outside of the United States we have patent applications pending in Australia, Canada, Europe (before the European Patent Office) and Japan as well as through the Patent Cooperation Treaty ("PCT").

We have also obtained an exclusive license with respect to a third-party United States patent application that has now matured into a granted patent. This licensed patent expires in 2034. Our patents are intended to exclude competitors from practicing the innovations of our currently marketed product offering and to protect potential future commercialization opportunities and to strategically block potential workarounds by competitors.

We own U.S. trademark registrations for several of our most important marks, including "Treace Medical Concepts®", the "Treace Medical Concepts®" logo, "Lapiplasty®", "Fast Grafter®", "FastPitch®", "Adductoplasty®", "SpeedSeeker®" and "The Leader in Hallux Valgus Surgery®". We also have pending U.S. trademark registrations on other valuable marks, including "Align My Toe™", "Fix It Right The First Time™", "Micro-Lapiplasty™", "SpeedPlate™", "SpeedRelease™", "TriTome™" and "3-n-1™".

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. We cannot assure that patents will be issued from any of our pending applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop treatment methods or devices that are not covered by our patents. Furthermore, numerous U.S. and foreign-issued patents and patent applications owned by third parties exist in the fields in which we have commercialized and are developing products. Because patent applications can take many years to issue, there may be applications unknown to us, which applications may later result in issued patents that our existing or future products or technologies may be alleged to infringe.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. We have initiated lawsuits in the past and may bring lawsuits in the future to enforce patents issued or licensed to us, enforce our rights in trademarks and copyright, to protect our trade secrets or know-how, to defend against claims of infringement of the intellectual property rights of others, or to determine the scope and validity of the proprietary rights of others. Litigation is costly and diverts our attention from other functions and responsibilities. Furthermore, even if our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer's competition in the market.

In connection with future additional lawsuits to enforce our patents issued or licensed to us, adverse determinations in such future litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could prevent us from manufacturing, selling or using our product or techniques, any of which could severely harm our business.

Our knowledge and experience, creative product development, marketing staff and trade secret information, with respect to manufacturing processes, materials and product design, are as important as our patents in maintaining our proprietary product lines. As a condition of employment, we require all employees and key contractors to execute an agreement obligating them to maintain the confidentiality of our proprietary information and assign to us inventions and other intellectual property created during their employment. For more information, refer to Item 1A, "Risk Factors—Risks Related to Intellectual Property".

Royalty and License Agreements

We have entered into product development and fee for service agreements with members of our Surgeon Advisory Board that specify the terms under which the member is compensated for his or her consulting services and grants us rights to the intellectual property created by the member in the course of such services. As products are commercialized with the assistance of members of the Surgeon Advisory Board, we may agree to enter into a royalty agreement if the member's contributions to the product are novel, significant and innovative.

We have entered into royalty agreements with certain members of our Surgeon Advisory Board providing royalties based on each individual's level of contribution. Each royalty agreement: (i) confirms the irrevocable transfer to us of all pertinent intellectual property rights; (ii) sets the applicable royalty rate; (iii) sets the period of time during which royalties are payable; (iv) is for a term of three years, renewable by the parties, and may be terminated by either party on 90 days notice for convenience (provided that if terminated by the Company for convenience the obligation to pay royalties is not affected); and (v) prohibits the payment of royalties on products sold to entities and/or individuals with whom the surgeon advisor or any other surgeon advisor entitled to royalties is affiliated. Each of the royalty agreements may be subsequently amended to add the license of additional intellectual property covering new products, and as a result, multiple royalty rates and duration of royalty payments may be included in one royalty agreement.

For more information about royalty payments, please see Note 7, Commitments and Contingencies, of the Notes to the Financial Statements.

Manufacturing and Supply

We currently leverage third-party manufacturing relationships to ensure low-cost production while maintaining a capital efficient business model. We have no long-term supply contracts and generally have multiple sources of supply for critical components of the Lapiplasty System. Our supply agreements do not have minimum manufacturing or purchase obligations. As such, we have no obligation to buy any given quantity of products, and our suppliers have no obligation to sell us or to manufacture for us any given quantity of our products or components for our products. In most cases, we have redundant manufacturing capabilities for each of our products. To date, we have not experienced any significant difficulty obtaining our products or components for our products necessary to meet demand, and we have only experienced limited instances where our suppliers had difficulty supplying products by the requested delivery date. We believe manufacturing capacity is sufficient to meet market demand for our products for the foreseeable future.

The suppliers for the Lapiplasty System and our other products are evaluated, qualified and approved through our supplier management program, which includes various evaluations, assessments, qualifications, validations, testing and inspection to ensure the supplier can meet acceptable quality requirements. We implement a robust change control policy with our key suppliers to ensure that no component or process changes are made without our prior approval.

Order quantities and lead times for components purchased from suppliers are based on our forecasts derived from both historical demand and anticipated future demand. Lead times for components may vary depending on the size of the order, time required to fabricate, specific supplier requirements and current market demand for the components, sub-assemblies and materials.

Competition

Our industry is competitive, subject to technological change and significantly affected by new product introductions and market activities of other industry participants. Our existing products are, and any future products we commercialize will be, subject to competition. We believe the principal competitive factors in our markets include:

- The quality of outcomes and adverse event rates.

- Patient experience, including patient recovery time and level of discomfort.

- Acceptance by surgeons, hospitals and other health care providers.

- Physician learning curves and willingness to adopt new techniques.

- Ease of use and reliability.

- Strength of clinical evidence.

- Economic benefits and cost savings.

- Strength and scope of intellectual property protections.

- Effective distribution and marketing to surgeons and potential patients.

- Product price and qualification for coverage and reimbursement.

- A highly specialized and focused sales force.

- Speed to market.

- Surgeon training and medical education programs.

Our competition includes medical device manufacturers in the orthopaedic foot and ankle market. Stryker Corporation is currently the leader in the orthopaedic foot and ankle market and has significant market share following its acquisition of Wright Medical in November 2020. Additional companies operating in the orthopaedic foot and ankle market with products specifically focused on bunion surgery include CrossRoads Extremity Systems, which was acquired in 2022 by DePuy Synthes Products, Inc., a Johnson & Johnson subsidiary, Zimmer Biomet Holdings, Inc., Paragon 28, Inc., In2Bones Global, Inc., a subsidiary of CONMED Corporation, Medartis Holding AG, Novastep Inc., Arthrex, Inc., Fusion Orthopedics, LLC, and Enovis Corporation (formerly Colfax). While foot and ankle product sales represent a relatively small percentage of our larger competitors' overall sales, many recognize the growth opportunities in this market and have been active in product additions through both internal development efforts and acquisitions.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified research & development, sales, marketing and management personnel, establishing clinical sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors. In addition to competing for market share for the Lapiplasty Procedure, we also compete against these companies for personnel, including qualified personnel that are necessary to grow our business.

Finally, we may compete with medical device manufacturers outside the United States if and when we pursue plans to market our products internationally. Among other competitive advantages, such companies may have more established sales and marketing programs and networks, established relationships with health care professionals and greater name recognition in such markets.

Government Regulation

Our products and our operations are subject to extensive regulation by the U.S. Food and Drug Administration ("FDA") and other federal and state authorities in the United States, and if we begin offering our products outside the United States, comparable authorities in foreign jurisdictions. Our products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act ("FDCA") as implemented and enforced by the FDA.

United States Regulation

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification or FDA approval of a premarket approval application ("PMA"). Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA's General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation ("QSR"), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA's General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device, also referred to as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Our currently marketed products are Class I exempt devices and Class II devices subject to 510(k) clearance.

510(k) Clearance Marketing Pathway

Certain of our current products are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is "substantially equivalent" to a legally marketed predicate device, i.e., a device that was legally marketed before May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA's 510(k) clearance process usually takes from three to twelve months but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees for medical device establishments. For fiscal year 2023, the standard user fee for a 510(k) premarket notification application is $19,870.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the "*de novo*" process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or *de novo* classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), *de novo* classification or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance, approval of a PMA, or issuance of a *de novo* classification. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required approval of a PMA are cleared through the 510(k) process. The PMA process is more complex, costly and time consuming than the 510(k) premarket notification process. A PMA must be supported by extensive data, including, but not limited to, extensive technical information regarding device design and development, preclinical and clinical trials, manufacturing, and labeling information to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. The PMA application must provide valid scientific evidence that demonstrates to the FDA's satisfaction reasonable assurance of the safety and effectiveness of the device for its intended use. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of the PMA, although in practice, the FDA's review often takes significantly longer, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant's response to deficiencies communicated by the FDA. Also, during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulation. The PMA process can be expensive, uncertain, and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing. None of our products are marketed pursuant to a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA's investigational device exemption ("IDE") regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device is determined to present a "significant risk" to human health, the manufacturer may not begin a clinical trial until it submits an IDE application to the FDA and obtains approval of the IDE from the FDA. The IDE must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board ("IRB"), for each clinical site. The IRB is responsible for the initial and continuing review of the IDE and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. A clinical trial may be suspended by FDA, the sponsor, or an IRB at any time for various reasons, including a belief that the risks to the study participants outweigh the benefits of participation in the trial. Even if a clinical trial is completed, the results may not demonstrate the safety and efficacy of a device to the satisfaction of the FDA or may be equivocal or otherwise not be sufficient to obtain approval of a device. We are not currently undertaking any FDA IDE trials, as all of our existing products are FDA-cleared through the 510(k) pathway. It is possible, however, that future device development may require IDE clinical trial for approval.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

- establishment registration and device listing with the FDA;

- QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

- labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of "off-label" uses of cleared or approved products;

- requirements related to promotional activities;

- clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

- medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

- correction, removal, and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

- the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

- post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

- warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

- recalls, withdrawals, or administrative detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) clearances or PMA approvals that have already been granted;

- refusal to grant export approvals for our products; or

- criminal prosecution.

Coverage and Reimbursement

In the United States, our currently approved products are commonly treated as general supplies utilized in orthopaedic surgery and if covered by third-party payors, are paid for as part of the surgical procedure. Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. Our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for the procedures during which our products are used. Failure by physicians, hospitals, ambulatory surgery centers and other users of our products to obtain sufficient coverage and reimbursement from third-party payors for procedures in which our products are used, or adverse changes in government and private third-party payor's coverage and reimbursement policies could materially adversely affect our business, financial condition, results of operations and prospects.

Based on our experience to date, third-party payors generally reimburse for the surgical procedures in which our products are used only if the patient meets the established medical necessity criteria for surgery. Some payors are moving toward a managed care system and control their health care costs by limiting authorizations for surgical procedures, including elective procedures using our devices. Although no uniform policy of coverage and reimbursement among payors in the United States exists and coverage and reimbursement for procedures can differ significantly from payor to payor, reimbursement decisions by particular third-party payors may depend upon a number of factors, including the payor's determination that use of a product is:

- a covered benefit under its health plan;

- appropriate and medically necessary for the specific indication;

- cost effective; and

- neither experimental nor investigational.

Third-party payors are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers, or billing for inappropriate care settings. Some third-party payors must approve coverage for new or innovative devices or procedures before they reimburse health care providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payors.

A key component in ensuring whether the appropriate payment amount is received for physician and other services, including those procedures using our products, is the existence of a Current Procedural Terminology ("CPT") code, to describe the procedure in which the product is used. To receive payment, health care practitioners must submit claims to insurers using these codes for payment for medical services. CPT codes are assigned, maintained and annually updated by the American Medical Association and its CPT Editorial Board. If the CPT codes that apply to the procedures performed using our products are changed or deleted, reimbursement for performance of these procedures may be adversely affected.

In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the health care and medical device industry to reduce the costs of products and services. All third-party reimbursement programs are developing increasingly sophisticated methods of controlling health care costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, requiring second opinions before major surgery, careful review of bills, encouragement of healthier lifestyles and other preventative services and exploration of more cost-effective methods of delivering health care.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which our products are used. These updates could directly impact the demand for our products.

Health Care Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in health care systems with the stated goals of containing health care costs, improving quality or expanding access. Current and future legislative proposals to further reform health care or reduce health care costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any health care reform initiative implemented in the future could impact our revenue from the sale of our products.

In the United States, the implementation of the Affordable Care Act ("ACA") for example, has changed health care financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA, among other things, provided incentives to programs that increase the federal government's comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. We are also affected by regulatory and legislative changes affecting Medicare payments and processing and reimbursement received by our customers.

We expect additional state and federal health care reform measures to be adopted in the future, some of which could limit the amounts that federal and state governments will pay for health care products and services, which could result in reduced demand for our products or additional pricing pressure.

Federal, State and Foreign Fraud and Abuse and Physician Payment Transparency Laws

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, foreign, federal, and state anti-kickback and false claims laws, as well as transparency laws regarding payments or other items of value provided to health care providers.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal health care programs. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal health care covered business, the federal Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws which establish similar prohibitions and, in some cases, may apply more broadly to items or services covered by any third-party payor, including commercial insurers and self-pay patients.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the U.S. government. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Private parties may initiate "qui tam" whistleblower lawsuits against any person or entity under the federal civil False Claims Act in the name of the government and share in the proceeds of the lawsuit.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program.

HIPAA also created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Additionally, there has been a recent trend of increased foreign, federal, and state regulation of payments and transfers of value provided to health care professionals or entities. The federal Physician Payments Sunshine Act imposes annual reporting requirements on certain drug, biologics, medical supplies and device manufacturers for which payment is available under Medicare, Medicaid or Children's Health Insurance Program for payments and other transfers of value provided by them, directly or indirectly, to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Certain foreign countries and U.S. states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to health care professionals and entities.

Penalties for violation of any of the health care laws described above or any other governmental regulations that apply to us include, without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of an entity's operations.

Data Privacy & Security

Numerous state, federal and foreign laws, regulations and standards govern the collection, use, access to, confidentiality and security of health-related and other personal information and could apply now or in the future to our operations or the operations of our service providers. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Employees and Human Capital Resources

We believe in the value of a diverse and inclusive team as an enabler to getting the best ideas, innovating, and creating great outcomes for our customers and their patients. To drive great business results, we must have the right people in the right role with great leadership, culture, training and rewards, all aligned with our values and business strategies.

To achieve these goals, we are committed to developing great talent at all levels of the organization: by growing talent internally, hiring great external talent, and ensuring bench strength and succession plans at all levels throughout the organization. We have a number of initiatives in place to attract, develop and retain great talent in a rewarding and inclusive culture. Some of the highlights of our approach are as follows:

Talent Acquisition: As of December 31, 2022, we had 423 full-time employees. During 2022, we increased the number of employees by 70% to support the rapid growth of our business, with 65% of the new hires being added to our sales team. As we recruit, we are innovatively expanding external talent pools, and we actively seek talent of diverse backgrounds and strive to provide a work environment where the best ideas are welcomed from anywhere.

Talent Development: On an annual basis, our leadership team participates in a talent review and succession planning exercise to identify organizational needs, development opportunities, and potential future leaders. As a result of these efforts and our commitment to providing growth opportunities for our talent, 18% of our employees were promoted or took new positions during 2022. We experienced a low undesired turnover of under 7%, despite the market's strong competition for talent.

Total Rewards: Our human capital strategies, initiatives, and outcomes are reviewed on a regular basis with the compensation committee of our board of directors. In addition, we partner with consulting firms to regularly benchmark our peer group companies and the broader market, and as a result of this analysis, we have implemented a number of changes to our rewards practices which we believe allows us to maintain our competitiveness in the market. We also believe strongly in providing employees the opportunity to participate as owners in the Company; this is done through broad-based equity programs granting stock options and restricted stock units, with the majority of our employees having received at least one equity grant.

Culture: We are committed to delivering an inclusive culture that fosters creativity and innovation, that allows employees to be their best at work. We offer a collegial, collaborative culture supported by competitive, performance-based compensation and benefits, equity awards, career development opportunities, and access to continual growth through live and remote training. We conducted an employee engagement survey in 2022 that showed that 87% of our employees are engaged, which compares favorably with average engagement of 76% of the approximately 80 medical device and biotechnology companies in the benchmark compiled by the independent third-party consulting firm that conducted the engagement survey. We will use these survey results to determine how we can continue to create work environments that energize our employees and enable them to develop and maintain a positive working culture. In addition, none of our employees are represented by a labor union or are a party to a collective bargaining agreement.

Facilities

As of December 31, 2022, we leased approximately 125,000 square feet for our corporate headquarters located in Ponte Vedra, Florida under a lease agreement which terminates in July 2032. We believe that this facility is sufficient to meet our current and anticipated needs in the future and that additional space can be obtained on commercially reasonable terms as needed. We are also obligated to lease a part of our previous corporate headquarters location until August 2026. However, we have subleased a portion of this space and continue to market the remainder of the space.

Available Information

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, amendments to such documents and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at *http://www.sec.gov*. We also make these filings available, free of charge, under the Investor Relations section of our website at *http://www.treace.com* as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. Our website and the information contained on or connected to that site are not incorporated into this Annual Report on Form 10-K or any other public filing made by us with the SEC.

Item 1A. Risk Factors.

Our business involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our audited consolidated financial statements and the related notes, Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Special Notes Regarding Forward-Looking Statements." The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations, future prospects and stock price.

Risk Factors Summary

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. The below summary is qualified in its entirety by the more complete discussion of such risks and uncertainties that follows this summary.

- We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

- We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected.

- If hospitals, ambulatory surgery centers and other health care facilities do not approve the use of our products, our sales may not increase or may otherwise be adversely affected.

- If adequate levels of reimbursement from third-party payors for procedures using our products are not obtained or maintained, surgeons and patients may be reluctant to use our products, we may find is necessary to reduce the price for our products, and our business will suffer.

- We may be unable to continue to successfully demonstrate to surgeons or key opinion leaders the merits of our products and technologies compared to those of our competitors, which may make it difficult to establish our products and technologies as a standard of care and continue to achieve market acceptance.

- If our patents and other intellectual property rights do not adequately protect our products, our competitors could develop and commercialize products similar or identical to ours and we may be unable to gain significant market share and be unable to operate our business profitably.

- If we were to lose intellectual property lawsuits, our intellectual property rights would be impaired and, if we were found to infringe, violate or misappropriate the intellectual property rights of others, a court could require us to pay significant damages and/or prevent us from selling our products.

- Our revenue is primarily generated from sales of the Lapiplasty System, and we are, therefore, highly dependent on it for our success.

- We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

- Our relationships with customers, physicians and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If we or our employees, independent contractors, consultants, service providers, or vendors violate these laws, we could face substantial penalties.

- If we fail to continue to develop and retain an effective direct sales force, or if we are unable to successfully expand our sales management and sales specialist teams, it could negatively impact our sales, and we may not generate sufficient revenue to reach profitability.

- If surgeons fail to safely and appropriately use our products, or if we are unable to train podiatrists and orthopaedic surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected sales, growth or profitability.

- Our brand and reputation may be diminished due to real or perceived issues with the Lapiplasty Procedure or our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.

- If we do raise additional capital, stockholders may be subject to dilution.

- A significant portion of our total outstanding shares may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

- We have in the past been and may in the future be subject to short-selling strategies that may drive down the market price of our common stock and negatively affect our reputation.

- The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

- Our products must be manufactured in accordance with federal and state quality regulations and are subject to FDA inspection, and our failure to comply with these regulations could result in fines, product recalls, product liability claims, limits on future product clearances, reputational damage and other adverse impacts.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred losses in the past and may be unable to achieve or sustain profitability in the future.

We incurred net losses in each period since we commenced operations. For 2022 and 2021, we incurred net losses of $42.8 million and $20.7 million, respectively. As of December 31, 2022, we had an accumulated deficit of $84.7 million and $54.0 million of principal outstanding under our term and revolving loan agreements. We expect to continue to incur significant product development, clinical and regulatory, sales and marketing, medical education, and other expenses. In addition, we expect that our general and administrative expenses will continue to increase due to the additional costs associated with being a public company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset such expenses. Our revenue may decline or our revenue growth may be constrained for a number of reasons, including reduced demand for our products and services, increased competition or if we cannot capitalize on growth opportunities. We will need to generate significant additional revenue to achieve and sustain profitability and, even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or sustain profitability could negatively impact the value of our common stock.

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially and adversely affected.

We formed as a medical device consulting business in July 2013, and began focusing on the foot and ankle market in January 2014. Accordingly, we have a limited operating history, which makes it difficult to evaluate our future prospects. Our operating results have fluctuated in the past, and we expect our future quarterly and annual operating results to continue to fluctuate as we focus on increasing the demand for our products and continue to develop clinical evidence to support the safety and efficacy of our Lapiplasty and Adductoplasty Systems, as well as develop new product innovations. We may need to make business decisions that could adversely affect our operating results, such as modifications to our pricing strategy, business structure or operations.

In addition, we have experienced recent rapid growth and anticipate further growth. For example, the number of our full-time employees increased from 32 as of December 31, 2017 to 423 as of December 31, 2022. This growth has placed significant demands on our management, financial, operational, technological and other resources, and we expect that our growth will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial and other internal controls. In particular, continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel for our direct employee sales force, providing adequate training and supervision to maintain our high-quality standards and preserving our culture and values. We may not be able to address these challenges in a cost-effective manner, or at all. To achieve our revenue goals, we must also successfully increase our supply of products from third party manufacturers to meet expected customer demand. In the future, we may experience difficulties with quality control, component supply and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenue. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure. In order to manage our operations and growth, we will need to continue to improve our operational and management controls, hiring process, reporting and information technology systems and financial internal control procedures. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings, which could have a material adverse effect on our business, financial condition and results of operations.

The terms of our credit agreements require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

Under the terms of our loan agreements discussed in more detail under section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Short-Term and Long-Term Debt Obligations," we are subject to certain affirmative and negative covenants, including (but not limited to), financial covenants related to minimum revenue and minimum liquidity and covenants limiting our ability to incur certain additional indebtedness, create certain liens, enter into a change of control transaction and make certain distributions and investments without our lenders' consent. Our lenders may also declare us in default for certain types of events such as non-payment of debts, inaccurate representations and warranties, failure to comply with terms of material indebtedness and material agreements, bankruptcy and insolvency, a change of control and/or a material adverse change. Upon such events, our lenders could declare an event of default, which would give them the right to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, our lenders would have the right to proceed against the assets we provided as collateral under the loan agreements. For example, under our term and revolving loan agreements with entities affiliated with MidCap Financial Trust ("MidCap"), MidCap would have the right to enforce liens and security interests in substantially all of our assets (including intellectual property) in the event of certain specified defaults under the loans with MidCap. If the debt under any of our loan agreements is accelerated, we may not have sufficient cash or be able to sell sufficient assets to repay this debt or may have to curtail our growth plans, which would harm our business and financial condition.

Additional capital, if needed, may not be available on acceptable terms, if at all.

While management believes that existing cash, cash equivalents and marketable securities will allow us to continue our planned operations for at least the next 12 months, we may require additional capital to maintain and expand our operations. We plan to continue to invest our capital in expanding our sales force, research and development efforts, direct to consumer education programs and product offerings. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and our existing stockholders may experience dilution. Any debt financing secured by us in the future could require that a substantial portion of our operating cash flow be devoted to the payment of interest and principal on such indebtedness, which may decrease available funds for other business activities, and could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

Risks Related to Our Business and Industry

We operate in a very competitive business environment, and if we are unable to compete successfully against our existing or potential competitors, our business, financial condition, and results of operations may be adversely affected.

Our existing products and procedures are, and any new products or procedures we develop and commercialize will be subject to intense competition. The industry in which we operate is competitive, subject to change and sensitive to the introduction of new products, procedures or other market activities of industry participants. Increasingly competitors are entering into the tri-planar bunion correction market with new instruments and implants to compete with the Lapiplasty System. Our ability to compete successfully will depend on our ability to continue to train surgeons on the Lapiplasty and Adductoplasty Procedures and gain their acceptance of the procedures, develop additional products and procedures to improve these procedures and expand our product offerings that reach the market in a timely manner, receive adequate coverage and reimbursement from third-party payors and provide products that are easier to use, safer, less invasive and more effective than the products and procedures of our competitors. In addition, our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. We have dedicated and plan to continue to dedicate significant resources to our marketing programs. It will negatively affect our business, financial condition and results of operations if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our products in a cost-effective manner is critical to achieving broad acceptance of our products and expanding domestically and internationally. Promotional activities may not generate patient or physician awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our products.

Our competition includes medical device manufacturers in the orthopaedic foot and ankle market. Stryker Corporation is currently the leader in the orthopaedic foot and ankle market and has significant market share following its acquisition of Wright Medical in November 2020. Additional companies operating in the orthopaedic foot and ankle market with products specifically focused on bunion surgery include CrossRoads Extremity Systems, which was acquired in 2022 by DePuy Synthes Products, Inc., a Johnson & Johnson subsidiary, Zimmer Biomet Holdings, Inc., Paragon 28, Inc., In2Bones Global, Inc., a subsidiary of CONMED Corporation, Medartis Holding AG, Novastep Inc., Arthrex, Inc., Fusion Orthopedics, LLC, and Enovis Corporation (formerly Colfax). While foot and ankle product sales represent a relatively small percentage of our larger competitors' overall sales, many recognize the growth opportunities in this market and have been active in product additions through both internal development efforts and acquisitions. We also face potential competition from many different sources, including academic institutions, governmental agencies and public and private research institutions.

At any time, these competitors and other potential market entrants may develop new products, procedures or treatment alternatives that could render our products obsolete or uncompetitive. In addition, one or more of such competitors may gain a market advantage by developing and patenting competitive products, procedures or treatment alternatives earlier than we can, obtaining regulatory clearances or approvals more rapidly than we can or selling competitive products at prices lower than ours. If medical research were to lead to the discovery of alternative therapies or technologies that improve or cure bunions as an alternative to surgery, such as by natural correction of the unstable joint in the middle of the foot, the use of pharmaceuticals or breakthrough bio-technological innovations or therapies, our profitability could suffer through a reduction in sales or a loss in market share to a competitor. The discovery of methods of prevention or the development of other alternatives to the Lapiplasty Procedure could result in decreased demand for our products and, accordingly, could have a material adverse effect on our business, financial condition and results of operations. Many of our current and potential competitors have substantially greater sales and financial resources than we do. These competitors may also have more established distribution networks, a broader offering of products, entrenched relationships with surgeons and distributors or greater experience in launching, marketing, distributing and selling products or treatment alternatives.

We also compete with our competitors to hire sales representatives and engage the services of independent sales agencies. In addition, we compete with our competitors in acquiring technologies and technology licenses complementary to our products or procedures or advantageous to our business. If we are unable to compete successfully against our existing or potential competitors, our business, financial condition and results of operations may be adversely affected, and we may not be able to grow at our expected rate, if at all.

If we fail to retain our effective direct sales force, sales management and sales specialist teams, it could negatively impact our sales, and we may not generate sufficient revenue to achieve profitability.

Our revenue and profitability is directly dependent upon the sales and marketing efforts of our sales management and sales specialist teams. To expand our business, we have built and are continuing to build a substantial direct employee sales force supported by sales management and sales specialist teams. We have made and are continuing to make a significant investment in recruiting and training sales representatives and clinical representatives as we expand our business. There is significant competition for sales personnel experienced in relevant medical device sales. Once hired, the training process is lengthy because it requires significant education for new sales representatives and clinical specialists to achieve the level of clinical competency with our products expected by surgeons. Upon completion of the training, our sales representatives typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. Furthermore, the use of our products often requires or benefits from direct support from us, including through our experienced sales representatives that provide assistance in the operating room. Our future success depends largely on our ability to continue to hire, train, retain and motivate skilled members of our sales management and sales specialist teams with significant technical knowledge in various areas. If we are unable to continue attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect, and our financial performance will suffer. Also, to the extent we hire personnel from our competitors, we may have to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories, and we have been in the past, and may be subject to future allegations that these new hires have been improperly solicited, and that they have divulged to us proprietary or other confidential information of their former employers. Additionally, because the market for experienced sales personnel is competitive, our competitors may try to hire our sales personnel away from us. If successful, we would be required to dedicate resources to recruiting, filling and training those vacant positions. Any of these risks may adversely affect our business.

Our business plan relies on certain assumptions about the market for our products; however, the size and expected growth of our addressable market has not been established with precision and may be smaller than we estimate, and even if the addressable market is as large as we have estimated, we may not be able to capture additional market share.

Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of bunion sufferers and the difficulty of persuading bunion suffers to undergo bunion surgery and specifically the Lapiplasty Procedure. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and our estimates may not be correct. For example, we believe that the aging of the general population and increasingly active lifestyles will continue and that these trends will increase the need for our products and that surgeons and their patients will determine that the Lapiplasty Procedure is appropriate for all severities of bunions, from mild to severe. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize, or if non-surgical treatments or other surgical techniques gain more widespread acceptance as a viable alternative to the Lapiplasty Procedure. In addition, even if the number of bunion sufferers who elect to undergo bunion surgery, and the Lapiplasty Procedure in particular, increases as we expect, technological or medical advances could provide alternatives to address bunion deformities and reduce demand for bunion surgery. As a result, our estimates of the addressable market for our current or future products and procedures may prove to be incorrect. Further, one component of our growth strategy is our direct to patient education program, which we expect will help us educate additional bunion patients about our products and procedures; however, these patient engagements may not be as successful at educating potential surgical candidates as we expect. Thus, even if the total addressable market for our current and future products and procedures is as large as we have estimated, we may not be able to penetrate the existing market to capture additional market share for the reasons discussed in this "Risk Factors" section. If the actual number of bunion sufferers who would benefit from our products, the price at which we can sell future products or the addressable market for our products is smaller than we estimate, or if the total addressable market is as large as we have estimated but we are unable to capture additional market share, it could have a material adverse effect on our business, financial condition and results of operations.

If we cannot innovate at the pace of our competitors, we may not be able to develop or exploit new products or procedures in time to remain competitive.

For us to remain competitive, it is essential to develop and bring to market new products and procedures at an increasing speed. If we are unable to meet customer demands for new products and procedures, or if the products and procedures we introduce are viewed less favorably than our competitors' products or procedures, our results of operations and future prospects may be negatively affected. To meet our customers' needs in these areas, we must continuously design new products, update existing products and invest in and develop and enhance our procedures. Our operating results depend to a significant extent on our ability to anticipate and adapt to technological changes in the bunion and midfoot surgery markets, keep pace with developments and innovations by our competitors and maintain a strong product pipeline. Any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

Product liability lawsuits, warranty claims and quality system problems could harm our business.

The manufacture and sale of medical devices exposes us to risk of product liability and warranty claims. While the Company offers a limited warranty and has experienced negligible returns of any products alleged to be defective, we bear the risk of warranty claims on the products we supply. We may not be successful in claiming recovery under any warranty or indemnity provided to us by our suppliers or vendors. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us. Furthermore, if any of our products become the subject of a product liability claim, legal defenses are costly, regardless of the outcome. Thus, we may experience increased legal expenses as we defend any such matter, and we could incur liabilities associated with adverse outcomes that exceed our insurance coverage.

Additionally, we could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. Product liability lawsuits and claims, safety alerts and product recalls, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers.

Although we have product liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Further, such product liability matters may negatively impact our ability to obtain insurance coverage or cost-effective insurance coverage in future periods.

The seasonality of our business creates variance in our quarterly revenue, which makes it difficult to compare or forecast our financial results.

Our revenue fluctuates on a seasonal basis, which affects the comparability of our results between periods. In particular, we have experienced and expect to continue to experience seasonality in our business, with higher sales volumes in the fourth calendar quarter followed by lower sales volumes in the subsequent first calendar quarter. Our sales volumes in fourth calendar quarters tend to be higher as many patients elect to have surgery after meeting their annual deductible and having time to recover over the winter holidays. Our sales volumes in subsequent first calendar quarters tend to be lower as a result of adverse weather and by resetting annual patient healthcare insurance plan deductibles, both of which may cause patients to delay elective procedures. The orthopaedic industry traditionally experiences lower sales volumes in the third quarter than throughout the rest of the year as elective procedures generally decline during the summer months. Although we follow orthopaedic industry trends generally, to date our third quarter sales volumes have not been lower than other quarter, but we may experience relatively lower sales volumes during third quarters in the future. These seasonal variations are difficult to predict accurately, may vary amongst different markets and at times may be entirely unpredictable, which introduce additional risk into our business as we rely upon forecasts of customer demand to build inventory in advance of anticipated sales. In addition, disruptions from the COVID-19 pandemic over the past few years and our limited operating history have, in part, made our seasonal patterns more difficult to discern, making it more difficult to predict future seasonal patterns.

Our revenue is primarily generated from sales of the Lapiplasty System, and we are, therefore, highly dependent on it for our success.

Sales of the Lapiplasty System accounted for substantially all of our revenues in prior years and are expected to continue to account for most of our revenue going forward. Our ability to execute our growth strategy and become profitable will therefore depend upon the continuing adoption by surgeons, patients, payors, hospitals, and other healthcare facilities, among others, of the Lapiplasty Procedure to correct bunions. The pace of adoption of the Lapiplasty Procedure may slow, and we may not be able to continue to penetrate the bunion surgery market for the reasons discussed in this "Risk Factors" section. We cannot ensure that the Lapiplasty Procedure will achieve broad market acceptance among surgeon, patients, payors, hospitals and healthcare facilities. Since our business has a limited product line based primarily on the Lapiplasty Procedure, any slowdown or setback in market adoption of the Lapiplasty Procedure will negatively impact our business, financial condition and results of operations.

Industry trends have resulted in increased downward pricing pressure on medical services and products, which may affect our ability to sell our products at prices necessary to support our current business strategy.

The trend toward health care cost containment through aggregating purchasing decisions and industry consolidation, along with the growth of managed care organizations, is placing increased emphasis on the delivery of more cost-effective medical therapies. For example:

- There has been consolidation among health care facilities and purchasers of medical devices, particularly in the United States. One of the results of such consolidation is that group purchasing organizations ("GPOs"), integrated delivery networks and large single accounts use their market power to consolidate purchasing decisions, which intensifies competition to provide products and services to health care providers and other industry participants, resulting in greater pricing pressures and the exclusion of certain suppliers from important market segments. For example, some GPOs negotiate pricing for their member hospitals and require us to discount, hold our price firm for multiple years, or limit our ability to increase prices for certain of our products. In addition, GPOs contracts may also require member hospitals to buy a significant percentage of their products from large, diversified medical device suppliers that offer significant discounts. This means that member hospitals may be obligated to use bunion and midfoot surgery systems from our larger competitors in order to meet the commitment to purchase a certain percentage of the GPO's suppliers from the larger competitor.

- Surgeons increasingly have moved from independent, outpatient practice settings toward employment by hospitals and other larger health care organizations, which aligns surgeons' product choices with their employers' price sensitivities and adds to pricing pressures. Hospitals and health care facilities have introduced and may continue to introduce new pricing structures into their contracts to contain health care costs, including fixed price formulas, multi-year contracts at fixed pricing, and capitated and construct pricing.

- Certain hospitals provide financial incentives to doctors for reducing hospital costs (known as gainsharing), rewarding physician efficiency (known as physician profiling) and encouraging partnerships with health care service and goods providers to reduce prices.

- Existing and proposed laws, regulations and industry policies, in both domestic and international markets, regulate or seek to increase regulation of sales and marketing practices and the pricing and profitability of companies in the health care industry.

More broadly, provisions of the ACA could meaningfully change the way health care is developed and delivered in the United States and may adversely affect our business and results of operations. For further discussion of these challenges, refer to "Risks Related to Regulatory Matters—Changes in health care policy and regulation may have a material adverse effect on us." We cannot predict accurately what health care programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation in the United States or elsewhere. However, any changes that have the effect of reducing reimbursement for procedures using our products or reducing medical procedure volumes could have a material and adverse effect on our business, financial condition and results of operations. Any decline in the amount that payors reimburse our customers for our products could make it difficult for customers to either adopt or continue to use our products, and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, or if we add more components to our systems, our gross margins will decrease, which will adversely affect our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode.

In addition, the largest medical device companies with multiple product franchises have increased their effort to leverage and contract broadly with customers across franchises by providing volume discounts and multi-year arrangements that could prevent our access to these customers or make it difficult, or impossible, to compete on price.

Our employees and independent contractors, including independent sales representatives and any other consultants, any future service providers and other vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees and independent contractors, including independent sales agencies and any other consultants, any future commercial collaborators, and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate federal, state or local laws and regulations, as well as the laws, regulations and rules of regulatory bodies such as the FDA; manufacturing standards; U.S. federal and state health care fraud and abuse, data privacy laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. health care programs, other sanctions, imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations.

Our operations have been impacted by the COVID-19 pandemic beginning in 2020. In response to COVID-19 in March 2020, certain states within the United States implemented shelter-in-place rules requiring certain businesses not deemed "essential" to close and requiring elective procedures to be delayed. Our revenue growth was adversely impacted, particularly by the government-mandated restrictions on elective procedures, from March 2020 through May 2020. Even after government-mandated restrictions on elective surgeries ended, patients continued to delay or forego bunion surgery procedures to avoid hospitals and ambulatory surgical centers and comply with quarantine and/or similar directives from local and national health and government officials. Despite some recovery, this reduction in sales, as compared to original expectations, continued in 2021. Specifically, in the third quarter of 2021, we experienced a softening in the demand for procedures as hospital capacity was constrained as a result of hospital staffing shortages and increased hospitalizations caused by the COVID-19 Delta variant, particularly in Florida, Texas and other areas significantly impacted by COVID-19. In the 2021 fourth quarter and into the 2022 first quarter, we continued to observe elective surgery delays and cancellations and hospital staffing and capacity constraints, primarily related to the surge of infections and hospitalizations from the Omicron variant of COVID-19. While we believe that the COVID-19 pandemic did not materially affect our revenues and results of operation in 2022 and expect for this trend to continue in 2023, it is possible that our revenue growth will in the future be hindered by the pandemic.

In addition to reductions in our revenue growth, we have and may continue to experience further business disruptions from the pandemic, including disruptions to our supply chain, independent sales agencies, customers, study enrollment timelines and regulatory processes. There is still uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the United States and international economies, especially as more potentially contagious and virulent variants, like Omicron, of the virus are spreading. Our business, revenue growth, financial condition and results of operations have been and could be materially adversely affected by these disruptions related to the COVID pandemic. Moreover, the COVID-19 pandemic has contributed to significant volatility in global financial markets, potentially reducing our ability to access capital, which could in the future negatively affect our liquidity.

For additional information regarding the impact of the COVID-19 pandemic on our company, refer to Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations—COVID-19 Impact."

We rely in part on independent sales agencies to sell our products to our customers, and if we are unable to maintain our network of independent sales agencies, we may not achieve our anticipated revenue growth.

We utilize a hybrid sales team with a mix of employee sales personnel and independent sales agencies to sell our products to surgeons, hospitals, clinics and other end users and to assist us in promoting market acceptance of, and creating demand for, our products. If we are unable to come to commercially reasonable terms with a sales agent or agencies, we may not generate the expected level of sales and may need to spend more of our capital resources to hire sales personnel as employees. In addition, there is a risk that a sales agent that we contract with will give higher priority to the products of other medical device companies, including products directly competitive with our products or may be required by larger medical devices companies to stop offering our products. Though we have established initiatives to further focus our independent sales channel on our products, these initiatives may not translate to the increase in sales or penetration which we expect. There can be no assurance that a sales agent will devote the resources necessary to provide effective sales and promotional support to our products. In addition, if an independent sales agency terminates its relationship with us and is retained by one of our competitors, notwithstanding the noncompetition covenants in their contract with us, we may be unable to prevent them from helping competitors solicit business from our existing customers, which could adversely affect our sales. Furthermore, on January 5, 2023, the Federal Trade Commission proposed a rule, which if it becomes final in its current form would require the Company to rescind our non-competes, which would allow our employees and independent sales agents to terminate their engagements and compete with us, which could have a material adverse effect on the Company. While we have significantly expanded our employee sales force, we expect that in certain markets we will continue to rely on an independent sales force.

Risks Related to Administrative, Organizational and Commercial Operations and Growth

If hospitals, ambulatory surgery centers and other health care facilities do not approve the use of our products, our sales may not increase.

In order for surgeons to use our products at hospitals, ambulatory surgery centers and other health care facilities, we are often required to obtain approval from those hospitals, ambulatory surgery centers and health care facilities. Typically, hospitals, ambulatory surgery centers and health care facilities review the comparative effectiveness and cost of products used in the facility. The makeup and evaluation processes for health care facilities vary considerably, and it can be a lengthy, costly and time-consuming effort to obtain approval by the relevant health care facilities. Additionally, hospitals, ambulatory surgery centers, other health care facilities and GPOs, which manage purchasing for multiple facilities, may also require us to enter into a purchase agreement and satisfy numerous elements of their administrative procurement process, which can also be a lengthy, costly and time-consuming effort. If we do not obtain access to hospitals, ambulatory surgery centers and other health care facilities in a timely manner, or at all, via their approvals or purchase contract processes, or otherwise, or if we are unable to obtain approvals or secure contracts in a timely manner, or at all, our operating costs will increase, our sales may decrease, and our operating results may be adversely affected. Furthermore, we may expend significant efforts on these costly and time-consuming processes but may not be able to obtain necessary approvals or secure a purchase contract from such hospitals, ambulatory surgery centers, health care facilities or GPOs.

If adequate levels of reimbursement from third-party payors for procedures using our products are not obtained or maintained, surgeons and patients may be reluctant to use our products and our business will suffer.

In the United States, health care providers who purchase our products generally rely on third-party payors, principally federally-funded Medicare, state-funded Medicaid and private health insurance plans, to pay for all or a portion of the cost of bunion correction procedures and products utilized in those procedures. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement for procedures using products of the type we intend to offer. Our sales depend largely on governmental health care programs and private health insurers reimbursing patients' medical expenses. Surgeons, hospitals and other health care providers may not purchase our products if they do not receive appropriate reimbursement from third-party payors for procedures using our products. Payors continue to review their coverage policies for existing and new therapies and may deny coverage for treatments that include the use of our products.

In addition, some health care providers in the United States have adopted or are considering bundled payment methodologies and/or managed care systems in which the providers contract to provide comprehensive health care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures, including bunion correction surgeries, or by requiring the use of the least expensive procedure available. In addition, third-party payors increasingly are requiring evidence that medical devices are cost-effective, and if we are unable to meet this requirement, the third-party payor may not reimburse the use of our products, which could reduce sales of our products to health care providers who depend upon reimbursement for payment. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for procedures using our products may have an adverse effect on our business.

If we experience problems with, or are required to change, our suppliers or manufacturers, we may be unable to meet customer orders for our products in a timely manner or within our budget.

For us to be successful, our suppliers must be able to provide us with products and components in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, and if we cannot then obtain an acceptable substitute. We rely on a limited number of suppliers for the components used in our products. Our suppliers may encounter manufacturing problems for a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunctions and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our supply requirements. Our suppliers may also not prioritize the production of our products compared to the suppliers' larger customers so we may experience longer delays in receiving our requested orders.

If we are required to transition to new third-party suppliers for certain components of our products, the use of components or materials furnished by these alternative suppliers could require us to alter our operations. Any such interruption or alteration could harm our reputation, business, financial condition and results of operations.

Furthermore, if we are required to change the manufacturer of a critical component of our Lapiplasty System or other products, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. Transitioning to a new supplier could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of those products. A change in manufacturer could trigger the requirement to submit and obtain a new 510(k) clearance from the FDA, or similar international regulatory authorization before we implement the change, which could cause substantial delays. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely manner or cost-effectively.

We cannot assure you that any need to change suppliers or manufacturers will not cause interruptions in our ability to meet customer demand for our products. For example, if we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and components we require for our Lapiplasty Systems and other products, our reputation, business, financial condition and results of operations could be negatively impacted.

We may be unable to continue to successfully demonstrate to surgeons or key opinion leaders the merits of our products and technologies compared to those of our competitors, which may make it difficult to establish our products and technologies as a standard of care and achieve market acceptance.

Surgeons play the primary role in determining the course of treatment and, ultimately, the type of products that will be used to treat a patient. As a result, our success depends, in large part, on our ability to effectively market and demonstrate to foot and ankle surgeons the merits of our products and methodologies compared to those of our competitors. Acceptance of our products and methodologies depends on educating surgeons as to the distinctive characteristics, clinical benefits, safety and cost-effectiveness of the Lapiplasty Procedure, including the Mini-Incision, Micro-Lapiplasty and Adductoplasty procedures, and our other products and technologies as compared to those of our competitors, and on training surgeons in the proper use of our products. If we are not successful in convincing surgeons of the merits of our products and methodologies or educating them on the use of our products, they may not use our products or may not use them effectively, and we may be unable to increase our sales, sustain our growth or achieve and achieve profitability.

Also, since the Lapiplasty Procedure, including the minimally invasive variations, and the Adductoplasty Procedure, are relatively new procedures, some surgeons may be reluctant to change their surgical treatment practices for the following reasons, among others:

- lack of experience with our products and procedures;

- existing relationships with competitors and distributors that sell competitive products;

- lack or perceived lack of evidence supporting additional patient benefits;

- perceived liability risks generally associated with the use of new products and procedures;

- less attractive availability of coverage and reimbursement by third-party payors compared to procedures using competitive products and other techniques;

- costs associated with the purchase of new products and equipment; and

- the time commitment that may be required for training.

These reasons may affect the pace of adoption of the Lapiplasty and Adductoplasty Procedures and future products and techniques that we may offer.

In addition, we believe recommendations and support of our products and technologies by influential surgeons and key opinion leaders in our industry are essential for market acceptance and establishment of our products and procedures as a standard of care. If we do not continue to receive support from such surgeons and key opinion leaders, if long-term data does not continue to show the benefits of using our products and procedures, or if the benefits offered by our products and procedures are no longer deemed sufficient to justify their cost, surgeons, hospitals and other health care facilities may not use or continue to use our products, and we might be unable to establish our products and procedures as a standard of care and continue to achieve market acceptance.

Our inability to maintain contractual relationships with health care professionals could have a negative impact on our research and development and medical education programs.

We maintain contractual relationships with respected physicians and medical personnel in hospitals, private practice and universities who assist in clinical studies, product research and development and in the training of surgeons on the safe and effective use of our products (refer to "Business — Product Development and our Surgeon Advisory Board"). We continue to place emphasis on the validation of the benefits of the Lapiplasty Procedure, the Lapiplasty Mini-Incision System and Adductoplasty system, through clinical studies, the development of proprietary products and product improvements to develop our product lines as well as providing high quality training on those products. If we are unable to maintain these relationships, our ability to develop and market new and improved products and train on the use of those products could decrease, and future operating results could be unfavorably affected. At the same time, the medical device industry's relationship with physicians is under increasing scrutiny by the U.S. Department of Health and Human Services Office of Inspector General ("OIG"), the U.S. Department of Justice ("DOJ"), the state attorneys general and other foreign and domestic government agencies. Our failure to comply with requirements governing the industry's relationships with physicians or an investigation into our compliance by the OIG, the DOJ, state attorneys general and other government agencies, could negatively affect our business, financial condition, and results of operations. Refer to "Risk Factors—Risks Related to Regulatory Matters— Our relationships with customers, physicians and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If we or our employees, independent contractors, consultants, service providers, or vendors violate these laws, we could face substantial penalties."

If surgeons fail to use our products safely and appropriately use our products, or if we are unable to train podiatrists and orthopaedic surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected sales, growth or profitability.

An important part of our sales process includes our ability to screen for and identify podiatrists and orthopaedic surgeons who have the requisite training and experience to safely and appropriately use our products and to train a sufficient number of these surgeons and to provide them with adequate instruction in use of our products. There is a training process involved for surgeons to become proficient in the safe and appropriate use of our products. This training process may take longer or be more expensive than expected and may therefore affect our ability to increase sales. Convincing surgeons to dedicate the time and energy necessary for adequate training is challenging, and we may not be successful in these efforts. Evolving federal guidance regarding medical education programs under the federal Anti-Kickback Statute also could limit our ability to train podiatrists and orthopaedic surgeons, and such programs could be subject to challenge under the federal Anti-Kickback Statute. Refer to "Risk Factors—Risks Related to Regulatory Matters—Our relationships with customers, physicians and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If we or our employees, independent contractors, consultants, service providers, or vendors violate these laws, we could face substantial penalties." Furthermore, if clinicians are not properly trained, they may misuse or ineffectively use our products. Any improper use of our products may result in unsatisfactory outcomes, patient injury, negative publicity or lawsuits against us, any of which could harm our reputation and affect future product sales. Accordingly, if surgeons fail to safely and appropriately use our products or if we are unable to train surgeons on the safe and appropriate use of our products, we may be unable to achieve our expected sales, growth or profitability.

Our brand and reputation may be diminished due to real or perceived issues with the Lapiplasty Procedure or our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our direct-to-patient outreach program, focused on educating patients on the clinical advantages of the Lapiplasty Procedure and generating brand awareness, is a key aspect of our commercial strategy and is important to achieving widespread acceptance of the Lapiplasty Procedure, particularly since we are seeking to change the standard of care away from traditional bunion surgical techniques. We provide direct-to-patient education through social media as well as digital and traditional marketing channels. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. Our future success depends upon increased surgeon and patient demand for our products, resulting in part from patient requests for the Lapiplasty Procedure, positive patient word-of-mouth, and patient feedback on social media that their experience with the Lapiplasty Procedure met their expectations. The Lapiplasty Procedure is surgery, and as with any surgery, patients will have a recovery period and may experience complications, and individual outcomes will vary. Patients may be dissatisfied if their expectations about the surgery, recovery process and results, among other things, are not met. Dissatisfied patients may express negative opinions to the press or through social media. Any failure to meet patient expectations and any resulting negative publicity could harm our reputation and future sales. If we fail to successfully promote and maintain our brand, our Lapiplasty solution and other products, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our Lapiplasty solution and other products may not continue to be accepted by physicians or patients, which would adversely affect our business, results of operations and financial condition.

The loss of any member on our executive management team or our inability to attract and retain highly skilled members of our sales management and marketing teams and engineers could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on the skills, experience and performance of the members of our executive management team and John T. Treace, our founder and chief executive officer, in particular. The individual and collective efforts of these executives will be important as we continue to commercialize our existing products, develop new products and technologies and expand our commercial activities. The loss or incapacity of existing members of our executive management team could have a material adverse effect on our business, financial condition and results of operations if we experience difficulties in hiring qualified successors. We do not maintain "key person" insurance for any of our executives or key employees.

Our commercial, quality and research and development programs and operations depend on our ability to attract and retain highly skilled team members. We may be unable to attract or retain qualified team members. All of our employees are at-will, which means that either we or the employee may terminate his or her employment at any time. The loss of key employees, failure of any key employee to perform, our inability to attract and retain skilled employees, as needed, or our inability to effectively plan for and implement a succession plan for key employees could have a material adverse effect on our business, financial condition and results of operations.

Performance issues, service interruptions or price increases by shipping carriers could adversely affect our business and harm our reputation and ability to provide our products on a timely basis.

Expedited, reliable shipping of our kits is important to our operations. We rely on providers of transport services for reliable and secure point-to-point transport of our products to our customers and sales representatives and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of our products, it would be costly to replace our products in a timely manner and could cause surgeries using our products to be delayed or canceled, and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

Any future international expansion will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition and results of operations.

Historically, all of our sales have been to customers in the United States. To the extent we enter into international markets in the future, there are significant costs and risks inherent in conducting business in international markets. If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, in addition to regulatory risks. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, finance and legal teams, research and marketing teams and general managerial resources.

We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products by surgeons and their patients, hospitals, ambulatory surgery centers and payors in these international markets. If we are unable to expand internationally and manage the complexity of international operations successfully, it could have a material adverse effect on our business, financial condition and results of operations. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

Risks Related to Our Intellectual Property

If our patents and other intellectual property rights do not adequately protect our products, our competitors could develop and commercialize products similar or identical to ours, and we may be unable to gain significant market share and be unable to operate our business profitably.

Our success depends in large part on our ability to obtain, maintain and solidify a proprietary position for our products, which will depend on our success in obtaining and maintaining effective intellectual property protection, including through patents, trade secrets, copyrights, know-how, trademarks, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These legal means, however, afford only limited protection and may not completely protect our rights. Any failure to continue to obtain or maintain patent and other intellectual property protection with respect to our products could harm our business, financial condition and results of operations.

As of December 31, 2022, our patent portfolio included 39 owned U.S. patents, one licensed U.S. patent, 46 pending U.S. patent applications, 10 granted foreign patents, four pending international PCT patent applications, and 25 pending foreign patent applications. We cannot assure you that our intellectual property position will not be challenged or that all patents for which we have applied will be granted. The validity and breadth of claims in patents involve complex legal and factual questions and, therefore, may be highly uncertain. Uncertainties and risks that we face include the following:

- our pending or future patent applications may not result in the issuance of patents;

- the scope of any existing or future patent protection may not exclude competitors or provide competitive advantages to us;

- our patents may not be held valid or enforceable if subsequently challenged;

- other parties may claim that our products and designs infringe the proprietary rights of others—even if we are successful in defending our patents and proprietary rights, the cost of such litigation may adversely affect our business; and

- other parties may develop similar products, duplicate our products, or design around our patents.

The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner, or in all jurisdictions. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. It is also possible that we will fail to identify patentable aspects of our developments before it is too late to obtain patent protection. Furthermore, our ability to continue to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patented over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen (18) months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions.

In addition, the laws of foreign jurisdictions may not protect our rights to the same extent as the laws of the United States. For example, most countries outside of the United States do not allow patents for methods of treating the human body. This may preclude us from obtaining method patents outside of the United States having similar scope to those we have obtained or may obtain in the future in the United States. This includes certain key method patents covering the Lapiplasty Procedure. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office ("USPTO") or patent offices in foreign jurisdictions, or become involved in opposition, derivation, reexamination, *inter partes* review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allowing third parties to commercialize our technology and compete directly with us, without payment to us.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical products and techniques, or limit the duration of the patent protection of our technology.

We also rely on trade secrets and other unpatented proprietary technology. There can be no assurances that we can meaningfully protect our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our proprietary technology. We seek to protect our trade secrets and proprietary know-how, in part, with confidentiality agreements with employees and consultants that include customary intellectual property assignment obligations. There can be no assurances, however, that the agreements will not be breached, adequate remedies for any breach would be available or competitors will not discover our trade secrets or independently develop comparable intellectual property.

Continuing to obtain and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent and/or applications and any patent rights we may obtain in the future. While an unintentional lapse of a patent or patent application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

If we were to lose intellectual property lawsuits, our intellectual property rights would be impaired and, if we were found to impair the intellectual property rights of others, a court could require us to pay significant damages and/or prevent us from selling our products.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. We have brought in the past and may in the future bring lawsuits alleging that certain third parties are infringing our intellectual property rights and may in the future become a defendant in lawsuits or administrative proceedings alleging that we have infringed on another party's patents or other intellectual property or challenging our intellectual property rights. A legal proceeding, regardless of the outcome, could drain our financial resources and divert the time and effort of our management. Protracted litigation to defend or prosecute our intellectual property rights could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

While we are aware of several third-party patents of interest, we do not believe that any of our products infringe any valid claims of patents or other proprietary rights held by others. However, there can be no assurances that we do not infringe any patents or other proprietary rights held by third parties. Litigation may also be necessary to defend infringement claims of third parties or to enforce patent rights we hold or to protect trade secrets or techniques we own. Moreover, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

If our products were found to infringe any proprietary right of another party, we could be required to pay significant damages and/or cease production, marketing and distribution of those products to obtain a license from such third party to continue selling, developing and marketing our products and techniques. We may not be able to obtain any required license on commercially reasonable terms or at all. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third party intellectual property rights that we may consider attractive or necessary. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant products or redesign those products that contain the allegedly infringing intellectual property, which could harm our business, financial condition and results of operations. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

Because competition in our industry is intense, competitors may infringe or otherwise violate our issued patents, patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we have filed and may in the future file additional infringement claims, which can be expensive and time consuming, and could distract our technical and management personnel from their normal responsibilities. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims or file administrative actions against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding or administrative action could put one or more of our patents at risk of being invalidated or interpreted narrowly. Our competitors may assert invalidity on various grounds, including lack of novelty, obviousness or that we were not the first applicant to file a patent application related to our product. We may elect to enter into license agreements to settle patent infringement claims or to resolve disputes before litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure.

Our competitors, many of which have made substantial investments in patent portfolios, trade secrets, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that may prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use our technologies or product names. Moreover, individuals and groups that are non-practicing entities, commonly referred to as "patent trolls," purchase patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or "invitations to license," or may be the subject of claims that our products and business operations infringe, violate or misappropriate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management's attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments.

If we fail to execute invention assignment agreements with our employees and contractors involved in the development of intellectual property or are unable to protect the confidentiality of our trade secrets, the value of our products and our business and competitive position could be harmed.

In addition to patent protection, we also rely on protection of copyright, trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we may not enter into such agreements with all employees, consultants and third parties who have been involved in the development of our intellectual property. In addition, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our products and procedures, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. While we have agreements with our employees, consultants and third parties that obligate them to assign their inventions to us, these agreements may not be self-executing, not all employees or consultants may enter into such agreements, or employees or consultants may breach or violate the terms of these agreements, and we may not have adequate remedies for any such breach or violation. If our intellectual property or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, and our competitive position may be harmed.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. There can be no assurance that our trademark applications will be approved. Third parties may also oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. We also license third parties to use our trademarks. In an effort to preserve our trademark rights, we enter into license agreements with these third parties, which govern the use of our trademarks and require our licensees to abide by quality control standards with respect to the goods and services that they provide under our trademarks. Although we make efforts to monitor the use of our trademarks by our licensees, there can be no assurance that these efforts will be sufficient to ensure that our licensees abide by the terms of their licenses. In the event that our licensees fail to do so, our trademark rights could be diluted. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Patent terms may not be sufficient to effectively protect our products and business for an adequate period of time.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its first effective non-provisional filing date. Although various extensions may be available, the term of a patent, and the protection it affords, is limited. Even if patents covering our proprietary technologies and their uses are obtained, once the patent has expired, we may be open to competition. In addition, although upon issuance in the United States a patent's term can be extended based on certain delays caused by the USPTO, this extension can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent terms to protect our products, proprietary technologies and their uses, our business would be seriously harmed.

Changes in U.S. patent laws may limit our ability to obtain, defend and/or enforce our patents.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith America Invents Act ("Leahy-Smith Act") included a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also affect patent litigation. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, which became effective in 2013. The first to file provisions limit the rights of an inventor to patent an invention if not the first to file an application for patenting that invention, even if such invention was the first invention. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the enforcement and defense of our issued patents.

The Leahy-Smith Act also includes a number of significant changes that affect the way U.S. patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post-grant proceedings, including post-grant review, *inter partes* review and derivation proceedings. Therefore, the Leahy-Smith Act and its implementation has increased the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

We may be unable to enforce our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting, enforcing, and defending patents or trademarks on our products and any future products in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. This could make it difficult for us to stop infringement of our foreign patents, if obtained, or the misappropriation of our other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the enforceability of patents against third parties, including government agencies or government contractors. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and any future products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing in these jurisdictions.

Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and the enforcement of our intellectual property.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other medical device companies, including our competitors or potential competitors. Some of these employees, consultants and contractors may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers, competitors or other third parties. Additionally, we may be subject to claims from third parties challenging our ownership interest in or inventorship of intellectual property we regard as our own, for example, based on claims that our agreements with employees or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

Risks Related to Regulatory Matters

We are subject to substantial government regulation that could have a material adverse effect on our business.

Our products are regulated as medical devices. The development, testing, manufacture, distribution and marketing of our products are subject to extensive regulation and review by numerous governmental authorities. U.S. regulations govern the design, development, testing, clinical trials, premarket clearance and approval, safety, marketing and registration of new medical devices, in addition to regulating manufacturing practices, reporting, labeling, relationships with health care professionals and recordkeeping procedures. Our failure to comply with applicable regulatory requirements could result in these governmental authorities:

- issuing warning letters or untitled letters;

- imposing fines and penalties on us;

- preventing us from manufacturing or selling our products;

- bringing civil or criminal charges against us;

- delaying the introduction of our new products into the market;

- recalling or seizing our products; or

- withdrawing, suspending or denying approvals or clearances for our products.

Our relationships with customers, physicians and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. If we or our sales representatives and other employees, independent contractors, consultants, or vendors violate these laws, we could face substantial penalties.

Our relationships with customers, physicians and third-party payors are subject to federal and state health care fraud and abuse laws, false claims laws, physician payment transparency laws and other health care laws and regulations. In particular, the promotion, sales and marketing of health care items and services is subject to extensive laws and regulations designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive and other business arrangements. The U.S. health care laws and regulations that may affect our ability to operate include, but are not limited to:

- the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully, offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchasing, leasing, ordering or arranging for the purchase, lease, or order of any item or service reimbursable under Medicare, Medicaid or other federal health care programs. The term "remuneration" has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that may be alleged to be intended to induce the purchases or recommendations, include any payments of more than fair market value, may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation;

- federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal government programs that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government, including federal health care programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") which created new federal civil and criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by any trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

- the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

- state and foreign equivalents of each of the health care laws described above, among others, some of which may be broader in scope including, without limitation, state anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third party payors, including private insurers, or that apply regardless of payor; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other health care providers, marketing expenditures; and state and local laws requiring the registration of device sales and medical representatives. Greater scrutiny of marketing practices in the medical device industry has resulted in numerous government investigations by various government authorities, and this industry-wide enforcement activity is expected to continue. The shifting regulatory environment, along with the requirement to comply with multiple jurisdictions with different and difficult compliance and reporting requirements, increases the possibility that we may run afoul of one or more laws. The costs to comply with these regulatory requirements are becoming more expensive and will also impact our profitability.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, patient outreach programs or our arrangements with physicians, independent sales agencies and customers could be subject to challenge under one or more of such laws. It is not always possible to identify and deter employee misconduct or business noncompliance, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable health care laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other health care laws and regulations.

If we or our sales representatives, other employees, agents, independent contractors, consultants, and vendors violate these laws, we may be subject to investigations, enforcement actions and/or significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products or modifications to our current products, and failure to timely obtain necessary clearances or approvals for our future products or modifications to our current products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA or approval of a PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed before May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. To date, our Class II devices have received marketing authorization pursuant to the 510(k) clearance process.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA's 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA, and generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

We have made modifications to 510(k)-cleared products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business. The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

- our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

- the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

- serious and unexpected adverse device effects experienced by participants in our clinical trials;

- our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

- the manufacturing process or facilities we use may not meet applicable requirements; and

- the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Even though we have obtained clearance for our Lapiplasty and Adductoplasty Systems and other products in the United States, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration and listing of devices. For example, we must submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation. In addition, any marketing authorizations we are granted are limited to the cleared indications for use. Further, the manufacturing facilities for a product are subject to periodic review and inspection. Subsequent discovery of problems with a product, manufacturer, or manufacturing facility may result in restrictions on the product, manufacturer or manufacturing facility, withdrawal of the product from the market or other enforcement actions.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Plus regulators such as the FDA and other state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

- untitled letters or warning letters;

- fines, injunctions, consent decrees and civil penalties;

- recalls, termination of distribution, administrative detention or seizure of our products;

- customer notifications or repair, replacement, or refunds;

- operating restrictions or partial suspension or total shutdown of production;

- delays in or refusal to grant our requests for future clearances or approvals or foreign marketing authorizations of new products, new intended uses or modifications to existing products;

- withdrawals or suspensions of our current 510(k) clearances, resulting in prohibitions on sales of our products;

- FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

- criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition, and results of operations.

Legislative or regulatory reforms may have a material adverse effect on us.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition to new government regulations, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Furthermore, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. For example, on February 23, 2022, the FDA issued a proposed rule to amend the QSR, which establishes current good manufacturing practice requirements for medical device manufacturers, to align more closely with the

International Organization for Standardization standards. This proposal has not yet been finalized or adopted. Accordingly, it is unclear the extent to which this or any other proposals, if adopted, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise create competition that may negatively affect our business. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require additional testing before obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action, and we may not achieve or sustain profitability.

In addition, in response to perceived increases in health care costs, in recent years there have been and continue to be proposals by the federal government, state governments, regulators and third-party payors to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices we will be able to charge for our products or the amount of reimbursement available for our products and could limit the acceptance and availability of our products. See Part I, Item 1. "Business — Government Regulation." The expansion in the government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursement by payors for procedures using our products, and/or reduced medical procedure volumes, all of which may have a material adverse effect on our business, financial condition, and results of operations.

Our products must be manufactured in accordance with federal and state quality regulations and are subject to FDA inspection, and our failure to comply with these regulations could result in fines, product recalls, product liability claims, limits on future product clearances, reputational damage and other adverse impacts.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA's QSR which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations.

We or our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: (i) warning letters or untitled letters; (ii) fines, injunctions or civil penalties; (iii) suspension or withdrawal of approvals or clearances; (iv) customer notifications or repair, replacement, refunds, detention, seizures or recalls of our products; (v) total or partial suspension of production or distribution; (vi) administrative or judicially imposed sanctions; (vii) the FDA's refusal to grant pending or future clearances or approvals for our products; (viii) clinical holds; (ix) refusal to permit the import or export of our products; and (x) criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our products. If any of these events occur, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and suffer reduced revenue and increased costs.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our currently marketed products are either Class II medical devices cleared by the FDA for specific indications or they are Class I exempt for general orthopaedic use. For example, our Lapiplasty plating system has been cleared by the FDA for use in stabilization of fresh fractures, revision procedures, joint fusion and reconstruction of small bones of the feet. We train our marketing personnel and sales representatives to not promote our devices for uses outside of the FDA-authorized indications for use, known as "off-label uses." We cannot, however, prevent a physician from using our devices off-label, when in the physician's independent professional medical judgment, he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those cleared by the FDA or approved by any foreign regulatory body (to the extent our products are cleared for use outside the United States in the future) may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. We could face similar consequences from action by foreign regulatory bodies if we should offer our products outside the United States. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government health care programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management's attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA's medical device reporting regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement actions, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls, and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. In addition, we have had in the past, and may in the future, reports of adverse events associated with the Lapiplasty Procedure. While inherent in the medical device and surgical industry, frequent adverse events can lead to reputational harm and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

The clinical study process is lengthy and expensive with uncertain outcomes. We have limited long-term data regarding the safety and efficacy of our products. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.

Clinical studies can be difficult to design and implement, can take many years, can be expensive and carry uncertain outcomes. We have conducted multiple post-market clinical outcome studies that we believe are unique in the bunion correction field and are a key element of our medical education program. Among other studies, we currently have three prospective, multicenter, post-market studies underway: (i) the ALIGN3D clinical study designed to evaluate outcomes of the Lapiplasty Procedure, which has completed enrollment with 173 patients; (ii) the Mini3D™ study designed to evaluate outcomes of the Lapiplasty Procedure using Lapiplasty®

Mini-Incision System, which is still enrolling patients; and (iii) the MTA3D™ Clinical Study designed to evaluate outcomes of the combined Adductoplasty and Lapiplasty Procedures for patients in need of metatarsus adductus and hallux valgus corrective surgery, which is also still enrolling patients. Each of these studies has a primary effectiveness endpoint of twenty-four months. It takes time to enroll patients and to evaluate outcomes 24 months after surgery. Furthermore, after these studies are completed at the 24-month endpoint, data about outcomes for periods longer than 24 months after the Lapiplasty surgery will not yet be available, limiting comparability with traditional surgical approaches for bunions that have longer term data about their outcomes.

While we have reported positive interim results in our ALIGN3D post-market clinical studies, we cannot guarantee our post-market clinical studies, or any other clinical study we may conduct or sponsor in the future, will be successful or will otherwise generate data that support the performance of our products. Our post-market clinical studies are subject to oversight by the institutional review board at the medical institutions where the clinical studies are conducted. We rely also, and in the future may continue to rely upon, on contract research organizations ("CROs"), and clinical trial sites to ensure the proper and timely conduct of our clinical studies and while we have agreements governing their committed activities, we have limited influence over their actual performance. To the extent our collaborators or the CROs fail to enroll participants for our clinical studies, fail to conduct the study to required good clinical practice standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, we may be affected by increased costs, program delays or both.

The initiation and completion of any of clinical studies may be prevented, delayed or halted for numerous reasons, which could adversely affect the costs, timing or successful completion of our clinical studies. Patient enrollment in clinical studies and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the study protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical study, patient compliance, and clinicians' and patients' perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. If the clinical studies do not continue to show positive outcomes from our products, adoption of our products may slow, and our business, financial condition and prospects may be significantly harmed.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations and financial condition.

We and our service providers may be subject to federal, state and foreign data protection laws and regulations (i.e., laws and regulations that address data privacy and security). In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws and federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act, which is discussed below), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our services providers. We may also be subject to U.S. federal rules, regulations and guidance concerning data security for medical devices, including guidance from the FDA. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity or business associate in a manner that is not authorized or permitted by HIPAA. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. In addition, California enacted the California Consumer Privacy Act ("CCPA") on June 28, 2018, which went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act ("CPRA") recently passed in California. The CPRA significantly amends the CCPA and imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also creates a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia, Colorado, Connecticut and Utah, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the Federal Trade Commission ("FTC") and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

As our operations and business grow, we may become subject to or affected by rapidly evolving data protection laws, rules and regulations in foreign jurisdictions. For example, there are also extensive data protection laws and regulations in effect in the European Economic Area and the United Kingdom that are actively enforced in those jurisdictions. To the extent we are obligated to comply with such data protection laws and regulations and we fail to do so, we may be the subject of litigation, government investigations and enforcement actions, claims by third parties and/or adverse publicity, which could adversely affect our business, results of operations and financial condition.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our products. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and harm our business, financial condition and results of operations.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our business and harm our business, financial condition and results of operations.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation and adversely affect our business and results of operations. In addition, if our practices are not consistent, or viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, criminal or civil sanctions, all of which may harm our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be volatile and fluctuate substantially.

The market price of our common stock may be highly volatile and could fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

- actual or anticipated fluctuations in our financial condition and results of operations;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- the success of existing or new competitive products or technologies;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- changes in analysts' estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' estimates;

- sales of our common stock by us, our insiders, or other stockholders as well as the anticipation of expiration of market standoff or lock-up releases;

- delays or setbacks in the ongoing commercialization of our Lapiplasty System and other products;

- changes in the structure of health care payment systems;

- the recruitment or departure of key personnel;

- the commencement of litigation or governmental investigations;

- announcement or expectation of additional financing efforts;

- the trading volume of our common stock;

- the impact of COVID-19 or other pandemics on the performance of elective procedures;

- market conditions in the medical device sectors;

- the seasonality of our business;

- an increase in the rate of returns of our Lapiplasty System Kits or an increase in warranty claims;

- general economic, industry and market conditions; and

- the other factors described in this "Risk Factors" section.

In recent years, the stock market in general, and the market for medical device companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Further, the stock market in general has been highly volatile due to inflation, interest rate increases, supply chain disruptions, general economic conditions, and the COVID-19 pandemic in the United States. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock in the early years after our initial public offering. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If we do raise additional capital, stockholders may be subject to dilution.

If we issue additional shares of our common stock or other equity securities convertible into common stock to fund operations, develop new products, accelerate other strategies, make acquisitions or support other activities, the ownership interests of our stockholders will be diluted. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. To the extent that we raise additional capital through the sale of equity securities, stockholders' ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect stockholders' rights. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

A significant portion of our total outstanding shares may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. As of December 31, 2022, we had outstanding 55,628,208 shares of common stock. Sale of these shares, or the perception in the market that the holders of a large number of shares of our common stock intend to sell shares, could reduce the market price of our common stock.

Furthermore, we have registered all shares of our common stock that we may issue under our equity compensation plans. Shares issued upon the exercise of stock options and upon vesting of restricted stock units that are outstanding under our equity incentive plans, or pursuant to future awards granted under those plans, have and will continue to become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, and Rule 144 and Rule 701 under the Securities Act. Refer to Note 10, "Stockholders' Equity," of the Notes to the Financial Statements for information about outstanding options and restricted stock units. If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances, and the failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders' ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing clinician and patients' needs, competitive technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our existing products and technologies, or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

- difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

- issues maintaining uniform standards, procedures, controls and policies;

- unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

- diversion of management's attention from our core business and disruption of ongoing operations;

- adverse effects on existing business relationships with suppliers, sales agents, health care facilities, surgeons and other health care providers;

- risks associated with entering new markets in which we have limited or no experience;

- potential losses related to investments in other companies;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, if at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers, sales agent, or customer relationships. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete, and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations.

If we pursue any foreign acquisitions, they typically involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures, languages and legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our common stock as consideration. Additional funds may not be available on terms that are favorable to us, or at all.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We have a limited number of analysts who cover us. If one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We have in the past and may in the future be subject to short selling strategies that may drive down the market price of our common stock and negatively affect our reputation.

Short sellers have in the past and may attempt in the future to drive down the market price of our common stock and damage our reputation. Short selling is the practice of selling securities that the seller does not own but may have borrowed with the intention of buying identical securities back at a later date. The short seller hopes to profit from a decline in the value of the securities between the time the securities are borrowed and the time they are replaced. As it is in the short seller's best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects to create negative market momentum. These short seller publications are not regulated by any governmental, self-regulatory organization or other official authority in the U.S., are not subject to certification requirements imposed by the SEC, and may express opinions based on distortions, omissions or fabrications. Issuers, like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be vulnerable to such short seller attacks. Short selling reports can cause increased volatility in an issuer's stock price, and result in regulatory and governmental inquiries, stockholder lawsuits, and negative market reactions. Furthermore, when subject to unfavorable allegations, even if untrue, we may have to expend a significant amount of resources to investigate such allegations, respond to questions from customers and other stakeholders, and defend ourselves, including against inquiries or investigations from governmental authorities, lawsuits on behalf of stockholders, and negative selling tactics from competitors, that may be prompted by such allegations.

Our business could be negatively impacted by corporate citizenship and ESG matters and/or our reporting of such matters.

Institutional, individual, and other investors, proxy advisory services, regulatory authorities, consumers and other stakeholders are increasingly focused on environmental, social and governance ("ESG") practices of companies. If we are perceived as lagging with respect to ESG initiatives, certain investors may engage with us to improve ESG disclosures or performance, make voting decisions against our directors, reduce or eliminate our stock from their holdings, or exclude our stock from consideration. In addition, the criteria by which our corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to identify, measure and report ESG metrics and satisfy such new criteria. Any failure or perceived failure by us to meet investor or other stakeholder expectations and evolving standards or regulatory requirements may negatively impact our financial results, our reputation, our ability to attract or retain employees, our attractiveness as a service provider, investment, or business partner, or expose us to government enforcement actions, private litigation, and actions by stockholders or other stakeholders.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to appreciation in the price of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects for future earnings and other factors our board of directors may deem relevant. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it. In addition, our loan agreements limit our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions. If we do not pay dividends, our stock may be less valuable because a return on stockholders' investment will only occur if our stock price appreciates and the stockholder then sells our common stock.

Insiders will continue to have substantial influence over us, which could limit your ability to affect the outcome of key transactions, including a change of control.

As of December 31, 2022, our directors, officers and their respective affiliates beneficially owned shares representing approximately 31.8% of our outstanding common stock. Further, while there is no voting agreement or other similar arrangements between them, our CEO and one other director are family members. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.

Our amended and restated certificate of incorporation and bylaws as currently in effect contain provisions that might enable our management to resist a takeover. These provisions include:

- a classified board of directors;

- advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders' notice;

- a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;

- the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer;

- allowing a supermajority of stockholders to remove directors only for cause;

- a requirement that the authorized number of directors may be changed only by resolution of the board of directors;

- allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;

- eliminating cumulative voting in elections of directors;

- a requirement that our stockholders may only take action at annual or special meetings of our stockholders and not by written consent;

- limiting the forum to Delaware for certain litigation against us; and

- limiting the persons that can call special meetings of our stockholders to our board of directors, the chairperson of our board of directors, the chief executive officer or the president, in the absence of a chief executive officer.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees, and agents, including the underwriters and any other professional or entity who has prepared or certified any prospectus, including the prospectuses for our initial public offering and recent offering in 2023.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could seriously harm our business.

General Risk Factors

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Furthermore, a severe or prolonged economic downturn, including a recession or depression resulting from the inflation reduction initiatives, higher interest rates, the COVID-19 pandemic, wars, invasions or political disruption could result in a variety of risks to our business, including weakened demand for our procedures or products and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy, political disruption and inflation, including those resulting from pandemics, wars, invasions, energy supply interruptions or international trade disputes, staffing shortages, or similar events, could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our products. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously harm our business.

We, along with our suppliers, are dependent on various information technology systems, and failures of, interruptions to, or unauthorized tampering of those systems could have a material adverse effect on our business.

We and our suppliers rely extensively on information technology systems, networks and services, including internet sites, data hosting and processing facilities and tools, physical security system and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided or used by third-parties or their vendors, to conduct business. These systems include, but are not limited to, ordering and managing materials from suppliers, converting materials to finished products (suppliers), shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, providing data security and other processes necessary to manage our business.

Despite the implementation of security measures, our internal computer systems and those of our contractors, consultants and collaborators are vulnerable to damage from cyberattacks, "phishing" attacks, intentional or accidental actions or omissions to act that cause vulnerabilities, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. We and certain of our service providers are, from time to time, subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our or our critical third parties' operations, it could result in material disruptions of our operations and ultimately, our financial results. Further, if our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively and timely compensate, we may suffer interruptions in our ability to manage operations, and would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operations and prospects.

We cannot assure you that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim relating to a security lapse or breach. While we maintain certain insurance coverage, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results and reputation.

Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

A major hurricane, fire or other disaster (such as a major flood, earthquake or terrorist attack) affecting our headquarters or our other facilities, or facilities of our suppliers and manufacturers, could significantly disrupt our operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our suppliers' and manufacturers' damaged facilities, which delays could be lengthy and costly. If any of our customers' facilities are negatively impacted by a disaster, shipments of our products could be delayed. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. Concerns about terrorism, the effects of a terrorist attack or political turmoil could also have a negative effect on our operations, those of our suppliers and manufacturers and our customers.

We will incur significant costs as a result of operating as a public company, and our executive management team expects to devote substantial time to public company compliance programs.

As a public company, we have and will continue to incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the Nasdaq Stock Market. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our executive management team and other personnel has and will continue to devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Wall Street Reform and Consumer Protection Act, and further regulations and disclosure obligations expected in the future, we must devote additional time and costs to comply with such compliance programs and rules. These rules and regulations cause us to incur significant legal and financial compliance costs and make some activities more time-consuming and costly.

We are an "emerging growth company" and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an "emerging growth company" the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult.

We have qualified, and in the future may continue to qualify, as a "smaller reporting company," and benefitted from many of the same exemptions from disclosure requirements, including, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (i) December 31, 2026, (ii) the last day of the year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Failure to establish and maintain an effective system of internal controls could result in material misstatements of our financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud in which case, our stockholders could lose confidence in our financial reporting and the market price of our common stock could decline.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. Under Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second annual report on Form 10-K. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. At such time as we are required to obtain auditor attestation, if we then have a material weakness, we would receive an adverse opinion regarding our internal control over financial reporting from our independent registered accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, including through hiring additional financial and accounting personnel, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. During our evaluation of our internal control, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We may in the future discover material weaknesses in our system of internal financial and accounting controls and procedures that could result in a misstatement of our financial statements. If we are unable to remediate future material weaknesses, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports in a timely manner, which may adversely affect investor confidence in us and, as a result, our stock price and ability to access the capital markets in the future.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Furthermore, in connection with the future attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stockholders could lose confidence in our reporting and the market price of our common stock could decline. In addition, we could be subject to sanctions or investigations by the Nasdaq Stock Market, the SEC or other regulatory authorities.

We are subject to U.S. anti-corruption, export control, sanctions and other trade laws and regulations (collectively, the "Trade Laws"). We can face serious consequences for violations.

We are subject to anti-corruption laws, including the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, and the U.S. Foreign Corrupt Practices Act of 1977, as amended. These anti-corruption laws generally prohibit companies and their employees, agents and intermediaries from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or illegal activities of our agents and intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. We are also subject to other U.S. laws and regulations governing export controls, as well as economic sanctions and embargoes on certain countries and persons.

Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. Likewise, any investigation of potential violations of Trade Laws could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Changes in tax laws or regulations that are applied adversely to us or our customers may seriously harm our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of any of our future domestic and foreign earnings. Any new taxes could adversely affect our domestic and any future international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation's ability to use its pre-change net operating loss ("NOL") carryforwards and other pre-change NOLs tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. Based upon our analysis as of December 31, 2022, we have determined that we do not expect these limitations to impair our ability to use our NOLs prior to expiration. However, if changes in our ownership occur in the future, our ability to use our NOLs may be further limited. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we achieve profitability.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of December 31, 2022, we leased approximately 125,000 square feet for our corporate headquarters located in Ponte Vedra, Florida under a lease agreement which terminates in July 2032. We believe that this facility is sufficient to meet our current and anticipated needs in the future and that additional space can be obtained on commercially reasonable terms as needed. Approximately 60% of our previous corporate headquarters location is still under lease until August 2026. We have subleased a portion of the space and continue to market the remaining square footage.

Item 3. Legal Proceedings.

We are not currently a party to any material legal proceedings. We may, however, in the ordinary course of business, face various claims brought against us by third parties and we may, from time to time, make claims or take legal actions to assert our rights, including intellectual property rights, as well as claims relating to employment matters and the safety or efficacy of our products. Any of these claims could subject us to costly litigation and, while we generally believe that we have adequate insurance to cover many different types of liabilities, our insurance carriers may deny coverage or be inadequately capitalized to pay on valid claims, or our policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on our operations, cash flows and financial position. Additionally, any such claims, whether or not successful, could damage our reputation and business.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock began trading on the NASDAQ Global Select Market under the symbol "TMCI" on April 23, 2021. Prior to that time, there was no public market for our common stock.

Holders of Record

At February 28, 2023, there were approximately 28 stockholders of record of our common stock. Since many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on any of our capital stock. We do not anticipate paying any dividends in the foreseeable future, and we currently intend to retain all available funds and any future earnings for use in the operation of our business, to finance the growth and development of our business and for future repayment of debt. Future determinations as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our term loan agreement limits our ability to pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item 5 regarding equity compensation plans is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and the "Security Ownership of Certain Beneficial Owners and Management" that will be contained in our definitive Proxy Statement to be filed with the SEC in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Use of Proceeds

The registration statement on Form S-1 (File Nos. 333-254863 and 333- 255451) filed pursuant to Rule 462(b) relating thereto (the "Prospectus"), each relating to the IPO of shares of our common stock, became effective on April 22, 2021. On April 27, 2021, we completed our IPO of 12,937,500 shares of common stock, which included the exercise in full of the underwriters' option to purchase additional shares. As part of the IPO, 6,953,125 shares of common stock issued and sold by us (inclusive of 703,125 shares pursuant to the exercise of the underwriters' option) and 5,984,375 shares of common stock sold by the selling stockholders named in the Prospectus (inclusive of 984,375 shares pursuant to the exercise of the underwriters' option), at a price to the public of $17.00 per share. We received net proceeds of approximately $107.6 million, after deducting underwriting discounts of $8.3 million and commissions and offering expenses payable by us of $2.3 million. Upon the completion of the IPO, all 6,687,475 shares of Series A convertible preferred stock then outstanding were converted into shares of common stock on a one-to-one basis plus 158,447 shares of common stock were issued to pay accrued cumulative dividends on Series A convertible preferred stock of $2.5 million.

No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in the planned use of proceeds from our IPO from that described in the Prospectus dated April 22, 2021 filed with the SEC pursuant to Rule 424(b)(4).

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes thereto included elsewhere in this Annual Report. This discussion and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors." Please also see the section titled "Special Note Regarding Forward-Looking Statements."

Overview

We are a medical technology company with the goal of advancing the standard of care for the surgical management of bunion and related midfoot deformities. We have pioneered our proprietary Lapiplasty 3D Bunion Correction System—a combination of instruments, implants and surgical methods designed to surgically correct all three planes of the bunion deformity and secure the unstable joint, addressing the root cause of the bunion and helping patients get back to their active lifestyles. Although bunions are deformities typically caused by an unstable joint in the middle of the foot that leads to a three-dimensional ("3D") misalignment in the foot's anatomical structure, the majority of traditional surgical approaches focus on correcting the deformity from a two-dimensional ("2D") perspective and therefore fail to address the root cause of the disorder. To effectively restore the normal anatomy of bunion patients and improve clinical outcomes, we believe addressing the root cause of the bunion is critical and have developed the Lapiplasty System to correct the deformity across all three anatomic dimensions. Our mission is to be the leader in the surgical treatment of bunions by establishing the Lapiplasty System as the standard of care. In 2021, we expanded our offerings with the Adductoplasty™ Midfoot Correction System, designed for reproducible correction of the midfoot to provide further support to hallux valgus patients.

We were formed in 2013 and since receiving 510(k) clearance for the Lapiplasty System in March 2015, we have sold more than 65,000 Lapiplasty Procedure Kits in the United States. We market and sell our Lapiplasty Systems to physicians, surgeons, ambulatory surgery centers and hospitals. The Lapiplasty Procedure can be performed in either hospital outpatient or ambulatory surgery centers settings, and utilizes existing, well-established reimbursement codes. We currently market and sell the Lapiplasty System through a combination of a direct employee sales force and independent sales agencies across 193 territories in the United States. As of December 31, 2022, we had 168 direct sales representatives and 25 independent sales agencies. In 2022, employee sales representatives generated approximately 72% of revenues while approximately 28% of revenues came through independent sales agencies.

On April 27, 2021, we completed our initial public offering ("IPO") of 12,937,500 shares of common stock, which included the exercise in full of the underwriters' option to purchase additional shares. Before our IPO, our primary sources of capital were private placements of common stock and convertible preferred stock, debt financing agreements and revenue from the sale of our products. As part of the IPO, we received net proceeds of approximately $107.6 million. Upon the completion of the IPO, all 6,687,475 shares of Series A convertible preferred stock then outstanding were converted into shares of common stock on a one-to-one basis plus 158,447 shares of common stock were issued to pay accrued cumulative dividends on Series A convertible preferred stock of $2.5 million. As of December 31, 2022, we had cash and cash equivalents of $19.5 million and marketable securities of $61.8 million available for sale to fund operations, an accumulated deficit of $84.7 million and $54.0 million of principal outstanding under our term loan and revolving loan agreements.

On February 10, 2023, the Company completed a public offering of 5,476,190 shares of its common stock, which included the exercise in full of the underwriters' option to purchase additional shares, at a price to the public of $21.00 per share. This offering resulted in net proceeds of approximately $107.5 million after deducting underwriting discounts and commissions of $6.9 million and offering expenses payable by the Company of approximately $0.6 million.

COVID-19 Impact

The COVID-19 pandemic has had, and we expect that it will continue to have intermittent impacts on our business, operations, and financial results and condition. Among other impacts, COVID-19 and its variants have slowed our revenue growth by decreasing or delaying elective procedures, such as the Lapiplasty Procedure, during various phases of the pandemic, including in particular from March through May 2020 when governmental "shelter in place" orders restricted elective procedures and in the second half of 2021 when more virulent COVID-19 variants affected patient demand for elective procedures and limited hospital staffing and capacity. While it is difficult to determine with certainty, we believe that COVID-19 did not have a significant impact on our 2022 operations and financial results.

However, there is still uncertainty around the potential impacts related to COVID-19 especially if potentially more contagious and virulent variants of the virus emerge. If states implement shelter-in-place rules again, medical facilities implement restrictions on elective surgeries as a result of COVID-19 surges, or other pandemic disruptions occur, we may be required to adjust our operations as well as our forecasted revenues and operating results. We cannot assure you that we will not experience additional negative impacts associated with COVID-19 in the future, which could be significant. For more information, refer to Item 1A, "Risk Factors—The ongoing global COVID-19 pandemic has adversely affected, and may continue to adversely affect, our business, financial condition and results of operations."

Economic Environment

During the year ended December 31, 2022 and continuing into 2023, there is uncertainty in the macro-economic environment. Inflationary pressures, rising interest rates, reduced consumer confidence, and ongoing supply chain challenges may result in higher costs and longer lead times from suppliers and potentially reduced demand for our Lapiplasty Procedure Kits. General economic conditions may also negatively impact demand for elective surgeries. While we continuously work with suppliers to mitigate higher costs and longer lead times and continue to invest in our direct sales channel, patient education initiatives, clinical evidence and product innovations to build demand for our products, we expect these macro-economic challenges to continue throughout 2023, which may impact our results of operations.

Key Business Metrics

We regularly review a number of operating and financial metrics, including the number of Lapiplasty Procedure Kits sold, the number of active surgeons using the Lapiplasty System and utilization rates, to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plans and make strategic decisions. The number of Lapiplasty Procedure Kits sold during the twelve months ended December 31, 2022 increased by 7,166 or 41.0% over the twelve months ended December 31, 2021, and the number of active surgeons as of December 31, 2022 was 2,387, an increase of 33.9% from the prior year. The utilization rate for the twelve months ended December 31, 2022 increased 5.3% over the twelve months ended December 31, 2021 to an average of 10.3 Lapiplasty Procedure Kits per active surgeon.

We believe that the number of Lapiplasty Procedure Kits sold, number of active surgeons using the Lapiplasty System and utilization rate are useful indicators of our ability to drive adoption of the Lapiplasty System and generate revenue and are helpful in tracking the progress of our business. While we believe these metrics are representative of our current business, we anticipate these metrics may be substituted for additional or different metrics as our business grows.

Factors Affecting Our Business

We believe that our financial performance has been and in the foreseeable future, will continue to depend on many factors, including COVID-19 and macro-economic conditions as described above, those described below, those noted in the section titled "Special Note Regarding Forward-Looking Statements" and in the section titled "Risk Factors".

Adoption of the Lapiplasty System

The growth of our business depends on our ability to gain broader acceptance of the Lapiplasty System by successfully marketing and distributing the Lapiplasty System and ancillary products. We currently have approval at over 1,900 facilities across the United States and plan to continue to increase access by convincing even more surgeons and facility administrators that our products are alternatives to traditional products used in bunion surgical procedures. While surgeon adoption of the Lapiplasty Procedure remains critical to supporting procedure growth, hospital and ambulatory surgery center facility approvals are necessary for both existing and future surgeon customers to access our products. To facilitate greater access to our products and drive future sales growth, we intend to continue educating hospitals and facility administrators on the differentiated benefits associated with the Lapiplasty System, supported by our robust portfolio of clinical data. If we are unable to successfully continue to commercialize our Lapiplasty System, we may not be able to generate sufficient revenue to achieve or sustain profitability. In the near term, we expect we will continue to operate at a loss, and we anticipate we will finance our operations principally through offerings of our capital stock and by incurring debt.

Investments in Innovation and Growth

We expect to continue to focus on long-term revenue growth through investments in our business. In sales and marketing, we are dedicating meaningful resources to expand our sales force and management team in the United States, as well as our patient focused outreach and education campaigns. We are hiring additional employee sales representatives and employee field sales management to strategically access more regions with high densities of prospective patients and by focusing the efforts of our independent sales channel on our products. In research and development, our team and our Surgeon Advisory Board are continually working on next-generation innovations of the Lapiplasty System and related products. In addition to expanding our Lapiplasty offerings with products like the Lapiplasty Mini-Incision and Micro-Lapiplasty Minimally Invasive Systems, we are continually exploring opportunities to advance our core Lapiplasty System instrumentation and implants to further improve surgical efficiency, enhance reproducibility of outcomes and speed surgical recovery for patients. In 2022, we introduced (i) the 3-n-1 Guide, which combines three separate instruments and three procedure steps into one instrument and step, (ii) the S4A plating system, which features advanced 3D contours designed to accommodate variations in patient anatomy, and (iii) the SpeedRelease Instrument, which is a single-use instrument designed to make a challenging soft tissue release performed in the majority of Lapiplasty cases easier to perform and more reproducible for the surgeon.

We are also pursuing the development and potential commercialization, if cleared, of new products to address ancillary surgical procedures performed routinely in connection with the Lapiplasty Procedure. For example, to help address midfoot deformities that can occur in up to 30% of bunion patients, we developed and, in September 2021, announced the commercial launch of the Adductoplasty™ System. The Adductoplasty™ System brings together our implants and instrumentation to provide a comprehensive system designed for reproducible realignment, stabilization, and fusion of the midfoot and thus, provides surgeons with a precision, instrumented approach to treat both the bunion and coexisting midfoot deformities.

Moreover, in our general and administrative functions, we expect to continue to hire personnel and expand our infrastructure to both drive and support our anticipated growth and operations as a public company. Accordingly, in the near term, we expect these activities to increase our net losses, but in the longer term we anticipate they will positively impact our business and results of operations.

Seasonality

We have experienced and expect to continue to experience seasonality in our business, with higher sales volumes in the fourth calendar quarter, historically accounting for approximately 35% to 40% of full year revenues, and lower sales volumes in subsequent first calendar quarter. Our sales volumes in fourth calendar quarters tend to be higher as many patients elect to have surgery after meeting their annual deductible and having time to recover over the winter holidays. Our sales volumes in subsequent first calendar quarters also tend to be lower as a result of adverse weather and by resetting annual patient healthcare insurance plan deductibles, both of which may cause patients to delay elective procedures. The orthopaedic industry traditionally experiences lower sales volumes in the third quarter than throughout the rest of the year as elective procedures generally decline during the summer months. Although we follow orthopaedic industry trends generally, to date our third quarter sales volumes have not been lower than other quarters, but we may experience relatively lower sales volumes during third quarters in the future.

Coverage and Reimbursement

Hospitals, ambulatory surgery centers and surgeons that purchase or use our products generally rely on third-party payors to reimburse for all or part of the costs and fees associated with procedures using our products. As a result, sales of our products depend, in part, on the extent to which the procedures using our products are covered by third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Based on historical claims data from 2017, approximately 63% of Lapidus cases and 60% of all bunion surgical cases were paid by private payors.

Medicare payment rates to hospital outpatient departments are set under the Medicare hospital outpatient prospective payment system, which groups clinically similar hospital outpatient procedures and services with similar costs to ambulatory payment classifications ("APCs"). Each APC is assigned a single lump sum payment rate, which includes payment for the primary procedure as well as any integral, ancillary, and adjunctive services. The primary CPT codes for the Lapiplasty Procedure, CPT 28297 and CPT 28740, are grouped together under APC 5114. For Lapiplasty Procedures in which fusion is performed on multiple TMT joints, CPT 28730 applies and is classified under APC 5115.

Components of our Results of Operations

Revenue

We currently derive nearly all of our revenue from the sale of our proprietary Lapiplasty System, and to a lesser extent from the Adductoplasty System, which we introduced in 2021, and ancillary products. The Lapiplasty and Adductoplasty Systems are comprised of single-use implant kits and reusable instrument trays. We sell the Lapiplasty and Adductoplasty Systems to physicians, surgeons, hospitals and ambulatory surgery centers in the United States through a network of employee sales representatives and independent sales agencies. Our primary product is the Lapiplasty System, which is an instrumented, reproducible approach to 3D bunion correction that helps patients rapidly return to weight-bearing in a post-operative boot. We also offer other advanced instrumentation and implants for use in the Lapiplasty and Adductoplasty Procedures or other ancillary procedures performed in high frequency with bunion surgery.

No single customer accounted for 10% or more of our revenue during 2022. We expect our revenue to increase in absolute dollars in the foreseeable future as we expand our sales territories, new accounts and trained physician base and as existing physician customers perform more Lapiplasty Procedures, though it may fluctuate from quarter to quarter due to a variety of factors, including seasonality, COVID-19 pandemic impacts, and the macro-economic environment.

Cost of Goods Sold

Cost of goods sold consists primarily of manufacturing costs for the purchase of our Lapiplasty and Adductoplasty Systems and other products from third-party manufacturers. Direct costs from our third-party manufacturers include costs for raw materials plus the markup for the assembly of the components. Cost of goods sold also includes royalties, allocated overhead for indirect labor, depreciation, certain direct costs such as those incurred for shipping, and personnel costs. We expense all provisions for excess and obsolete inventories as cost of goods sold. We record adjustments to our inventory valuation for estimated excess, obsolete and non-sellable inventories based on assumptions about future demand, past usage, changes to manufacturing processes and overall market conditions. We expect our cost of goods sold to increase in absolute dollars in the foreseeable future to the extent more of our products are sold, though it may fluctuate from quarter to quarter.

Gross Profit and Gross Margin

We calculate gross profit as revenue less cost of goods sold, and gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily average selling prices, production and ordering volumes, change in mix of customers, third-party manufacturing costs and cost-reduction strategies. We expect our gross profit to increase in the foreseeable future as our revenue grows, though our gross margin may fluctuate from quarter to quarter due to changes in average selling prices as we introduce new products, and as we adopt new manufacturing processes and technologies.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of compensation for personnel, including salaries, bonuses, benefits, sales commissions and share-based compensation, related to selling and marketing functions, physician education programs, training, shipping costs related to sending products to our sale representatives, travel expenses, marketing initiatives including our direct-to-patient outreach program and advertising, market research and analysis and conferences and trade shows. We expect sales and marketing expenses to continue to increase in absolute dollars in the foreseeable future as we continue to invest in our direct employee sales force and expand our marketing efforts, and as we continue to expand our sales and marketing infrastructure to both drive and support anticipated sales growth, though it may fluctuate from quarter to quarter.

Research and Development

Research and development ("R&D") expenses consist primarily of engineering, product development, clinical studies to develop and support our products, regulatory expenses, and other costs associated with products and technologies that are in development. These expenses include compensation for personnel, including salaries, bonuses, benefits and share-based compensation, supplies, consulting, prototyping, testing, materials, travel expenses, depreciation and an allocation of facility overhead expenses. We expect R&D expenses to continue to increase in absolute dollars in the foreseeable future as we continue to hire personnel and invest in next-generation innovations of the Lapiplasty System and related products, though it may fluctuate from quarter to quarter due to a variety of factors, including the level and timing of our new product development efforts, as well as our clinical development, clinical trial and other related activities.

General and Administrative

General and administrative expenses consist primarily of compensation for personnel, including salaries, bonuses, benefits and share-based compensation, related to finance, information technology, legal and human resource functions, as well as professional services fees (including legal, audit and tax fees), insurance costs, general corporate expenses and allocated facilities-related expenses. We expect general and administrative expenses to continue to increase in absolute dollars in the foreseeable future as we hire personnel and expand our infrastructure to drive and support the anticipated growth in our organization. Moreover, we have incurred, and expect to continue to incur, general and administrative expenses associated with operating as a public company, including legal, accounting, insurance, compliance with the rules and regulations of the SEC and those of any stock exchange on which our securities are traded, investor relations, and other administrative and professional services expenses.

Interest and other income (expense), net

Interest income and other income (expense), net consists of interest received on our money market funds and marketable securities and impairments of long-lived assets.

Interest Expense

Interest expense consists of interest incurred and amortization of debt discount and issuance costs related to outstanding borrowings during the reported periods.

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

The following table summarizes our results of operations for the periods indicated ($ in thousands):

| | Year Ended December 31, | | Change | |
	2022	2021	Amount	%
Revenue	$ 141,838	$ 94,419	$ 47,419	50.2%
Cost of goods sold	27,523	17,826	9,697	54.4%
Gross profit	114,315	76,593	37,722	49.2%
Operating expenses				
Sales and marketing	102,576	64,467	38,109	59.1%
Research and development	13,584	10,204	3,380	33.1%
General and administrative	32,999	18,432	14,567	79.0%
Total operating expenses	149,159	93,103	56,056	60.2%
Loss from operations	(34,844)	(16,510)	(18,334)	*
Interest and other income (expense), net	910	18	892	*
Interest expense	(4,398)	(4,060)	(338)	8.3%
Debt extinguishment loss	(4,483)	—	(4,483)	*
Other expense, net	(7,971)	(4,042)	(3,929)	97.2%
Net loss	$ (42,815)	$ (20,552)	$ (22,263)	108.3%

* Not meaningful

Revenue. Revenue increased by $47.4 million, or 50.2%, from the year ended December 31, 2022, as compared to 2021. The increase was primarily due to a 41.0% increase in the number of Lapiplasty Procedure Kits sold in 2022 compared to 2021 as the result of an expanded customer base. The increase in the volume of Lapiplasty Procedure Kits sold resulted in 70% of the revenue growth from 2021 to 2022. The remaining revenue growth was a result of increased adoption of our newer technologies and selling more ancillary products. In addition, revenues in 2021 were adversely impacted by elective surgery delays or cancellations and hospital staffing and capacity constraints, primarily related to the surge of infections and hospitalizations from the Delta and Omicron variants of COVID-19.

Cost of Goods Sold, Gross Profit and Gross Margin. Cost of goods sold increased by $9.7 million, or 54.4%, in the year ended December 31, 2022, as compared to 2021. The increase in cost of goods sold was primarily due to a $5.6 million increase in direct costs of goods sold and a $2.2 million increase in royalty expense both resulting from increased sales, $1.1 million increase in depreciation expense from our surgical instruments, $1.1 million increase in overhead expenses resulting from an increase in our headcount, which was partially offset by a $0.2 million decrease in provision for inventory and instrument obsolescence. Gross profit increased $37.7 million from the year ended December 31, 2022 as compared to 2021, primarily due to sales growth. Gross profit margin for the year end December 31, 2022 decreased from 81.1% to 80.6%, as compared to the same period of 2021, primarily due to depreciation expense from an increase in capitalized surgical instruments, and an increase in payroll costs, which were partially offset by a decrease in inventory and obsolescence provisions.

Sales and Marketing Expenses. Sales and marketing expenses increased by $38.1 million, or 59.1%, from the year ended December 31, 2022, as compared to 2021. The increase in sales and marketing expenses was due to growth in our overall business. Sales and marketing expenses increased due to an increase of $20.6 million in payroll and related expenses from increased headcount of sales and marketing personnel, an increase of $10.1 million primarily for higher commissions from increased sales by our employee sales representatives and independent sales agencies, an increase of $4.3 million in advertising and marketing-related expenses primarily due to higher advertising fees for direct to consumer campaigns and sales meeting costs, an increase of $1.3 million in clinical-related expenses from surgeon training, and $1.1 million in other marketing-related expenses.

Research and Development Expenses. Research and development expenses increased by $3.4 million, or 33.1%, from the year ended December 31, 2022, as compared to 2021. The increase in research and development expenses was due to increases of $2.4 million in payroll and payroll-related costs resulting from increased headcount of research and development personnel, an increase of $0.9 million in clinical expenses primarily from $0.4 million of increased spending for purchases of materials used in our prototypes and a $0.3 million increase in clinical studies costs.

General and Administrative Expenses. General and administrative expenses increased by $14.6 million, or 79.0%, from the year ended December 31, 2022, as compared to 2021. The increase in general and administrative expenses was primarily due to an increase of $6.7 million in payroll and payroll-related costs from increased headcount to support our growing business, an increase of $2.7 million in rent expense and occupancy costs related to moving into our new headquarters building during the year, an increase of $2.5 million in business-related expenses primarily resulting from increased insurance costs and banking and credit card processing fees, and an increase of $3.2 million in professional services primarily related to a $2.2 million increase in legal expenses primarily related to litigation to protect our intellectual property rights and IT expenses related to conversion to a new service provider. Legal expenses increased $2.2 million in the current year primarily related to litigation to protect our intellectual property rights.

Interest and Other Income (Expense), Net. Interest and other income (expense), net increased by $0.9 million in 2022 as compared to 2021. The increase was due to a $1.3 million increase in interest income from higher money market fund interest rates during 2022 and investing in marketable securities in the fourth quarter of 2022 that earn higher interest rates than money market funds. This increase was partially offset by a $0.3 million loss from an impairment related to assets associated with our previous corporate headquarters operating lease.

Interest Expense. Interest expense increased by $0.3 million, or 8.3%, from the year ended December 31, 2022 as compared to 2021. The increase in interest expense was primarily due to a higher debt balance partially offset by lower interest rates on the new debt as a result of the debt refinancing in the second quarter of 2022.

Debt Extinguishment Loss. Debt extinguishment loss increased by $4.5 million, for the year ended December 31, 2022 as compared to the same period of 2021 due to our refinancing during the second quarter of 2022.

For the comparison of the results of operations for the years ended December 31, 2021 and 2020, refer to our Annual Report on Form 10-K as filed with the U.S Securities and Exchange Commission on March 4, 2022.

Liquidity and Capital Resources

Overview

Before our IPO, our primary sources of capital were private placements of common stock and convertible preferred stock, debt financing agreements and revenue from the sale of our products. In April 2021, we received net proceeds of $107.6 million from our IPO. In April 2022, we entered a new five-year $150.0 million loan arrangement, consisting of up to $120.0 million in term loans and up to $30.0 million in a revolving loan facility with entities affiliated with MidCap. On the closing date in April 2022, we borrowed $50.0 million under the term loan and $4.0 million under the revolving loan facility. The term loan proceeds were partially used to repay our term loan obligation with CRG and an early termination fee to Silicon Valley Bank ("SVB") amounting to $34.1 million including principal of $30.0 million, interest of $0.4 million and fees of $3.7 million. There was no outstanding principal at termination of the SVB loan facility. We repaid $1.8 million in borrowings outstanding from the Paycheck Protection Program loan program (the "PPP Loan') under the Coronavirus Aid Relief and Economic Recovery Act in 2021.

As of December 31, 2022, we had cash and cash equivalents of $19.5 million and marketable securities of $61.8 million available for sale, an accumulated deficit of $84.7 million and $54.0 million of principal outstanding under our term loan and revolving loan agreements. We believe that our existing cash and cash equivalents, marketable securities and available debt borrowings and expected revenues will be sufficient to meet our capital requirements and fund our operations for at least twelve months from the issuance of our financial statements as of and for the year ended December 31, 2022. We may be required or decide to raise additional financing to support further growth of our operations. See Note 13, "Subsequent Events", for information about our recent offering of our common stock.

Long-Term Obligations

MidCap Term Loan and Revolving Loan Facility

On April 29, 2022, we entered into a new five-year $150 million loan facility with MidCap, providing up to $120 million in term loans and a $30 million revolving loan facility.

The term loan provides for a 60-month term loan facility up to $120 million in borrowing capacity, over four tranches. At loan closing, we drew $50 million under tranche one. The remaining tranches provide up to an additional $70 million in borrowing capacity in the aggregate, subject to certain revenue targets for tranches three and four.

The revolving loan facility provides up to $30 million in borrowing capacity subject to a borrowing base. The borrowing base is calculated based on certain accounts receivable and inventory assets. At loan closing, we drew $4 million under the revolving loan facility. We may request a $20 million increase in the revolving loan facility for a total commitment of up to $50 million. We are required to either (i) maintain a minimum drawn balance under the revolving facility agreement or (ii) pay a minimum balance fee that is equal to the amount of the minimum balance deficit multiplied by the applicable interest rate during the period. If the outstanding balance under the revolving loan facility exceeds the lesser of (i) 50% of the revolving borrowing capacity or (ii) 50% of the borrowing base, or we are in default, MidCap will apply funds collected from our lockbox account to reduce the outstanding balance of the revolving loan facility ("Lockbox Deductions"). As of December 31, 2022, our borrowing base level has not activated the Lockbox Deductions.

The loans are secured by substantially all our assets, including intellectual property. The loan agreements and other ancillary documents contain customary representations and warranties and affirmative and negative covenants. Under the loan agreements, we are not required to meet any minimum level of revenue if liquidity (defined as unrestricted cash plus undrawn availability under the revolving loan agreements) is greater than the outstanding balance under the term loan. Our marketable securities qualify as unrestricted cash under the loan agreements. If liquidity falls below such outstanding balance, then we are subject to a minimum trailing twelve-month revenue covenant.

Funding Requirements

We use our cash to fund our operations, which primarily include the costs of manufacturing our Lapiplasty and Adductoplasty Systems and ancillary products, as well as our sales and marketing and R&D expenses and related personnel costs. We expect our sales and marketing expenses to increase in the foreseeable future as we continue to invest in our employee sales force and expand our marketing efforts, and as we continue to expand our sales and marketing infrastructure to both drive and support anticipated sales growth. We also expect R&D expenses to increase in the foreseeable future as we continue to hire personnel and invest in next-generation innovations of the Lapiplasty System and related products. In addition, we expect our general and administrative expenses to increase in the foreseeable future as we hire personnel and expand our infrastructure to both drive and support the anticipated growth in our organization. We will also incur additional expenses as a result of operating as a public company. From time to time, we may also consider additional investments in technologies, assets and businesses to expand or enhance our product offerings. The timing and amount of our operating expenditures will depend on many factors, including:

- the scope and timing of our investment in our commercial infrastructure and sales force;

- the costs of our ongoing commercialization activities including product sales, marketing, manufacturing and distribution;

- the scope of our marketing efforts, including the degree to which we utilize direct to consumer campaigns;

- the degree and rate of market acceptance of the Lapiplasty and Adductoplasty Systems and our ancillary products;

- the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, including enforcing our intellectual property rights against infringing products or technologies;

- our need to implement additional infrastructure and internal systems;

- the research and development activities we intend to undertake in order to improve the Lapiplasty System and to develop or acquire additional products;

- the investments we make in acquiring other technologies, assets or businesses to expand our product portfolio;

- the success or emergence of new competing technologies or other adverse market developments;

- any product liability or other lawsuits related to our products;

- the expenses needed to attract and retain skilled personnel;

- the costs associated with being a public company;

- the impact of the COVID-19 pandemic, hospital staffing shortages, and delays of elective procedures; and

- inflation, interest rate changes, and other general economic conditions on our operations and business.

Based upon our current operating plan, we believe that our existing cash, cash equivalents, and marketable securities will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong or that may change in the future, and we could utilize our available capital resources sooner than we expect. We may seek to raise any necessary additional capital through public or private equity or debt financing, credit or loan facilities or a combination of one or more of these or other funding sources. Additional funds may not be available to us on acceptable terms or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, we could be forced to delay, limit, reduce or terminate our product development programs, commercialization efforts, sales and marketing initiatives, or other operations. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, is likely to involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of our equity securities received any distribution of our corporate assets.

Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for the periods presented below (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Net cash (used in) provided by:			
Operating activities	$ (30,648)	$ (17,193)	$ (4,494)
Investing activities	(76,518)	(2,705)	(1,069)
Financing activities	20,806	107,652	11,503
Net increase (decrease) in cash and cash equivalents	$ (86,360)	$ 87,754	$ 5,940

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was $30.6 million, consisting primarily of a net loss of $42.8 million and an increase in net operating assets of $5.8 million, which were partially offset by non-cash charges of $18.0 million. The increase in net operating assets was primarily due to an increase in accounts receivable resulting from higher sales revenue in 2022, higher inventories resulting from higher purchases in anticipation of growing demand in 2023 and to guard against supply chain risks, and an increase in prepaid expenses and other assets due to timing of payments, which were offset by increases in accounts payable and accrued liabilities due to timing of payments and growth of our operations. The non-cash charges primarily consisted of share-based compensation expense of $8.1 million, a loss on extinguishment of debt of $4.5 million, non-cash lease amortization of $2.5 million, and depreciation and amortization expense of $2.1 million, $0.4 million in provision for doubtful accounts primarily driven by higher account receivable balances at year end.

Net cash used in operating activities for 2021 was $17.2 million, consisting primarily of a net loss of $20.6 million and an increase in net operating assets of $1.0 million, which were partially offset by non-cash charges of $4.3 million. The increase in net operating assets was primarily due to an increase in accounts receivable resulting from higher revenues in 2021, higher inventories resulting from higher purchases in anticipation of growing demand in 2022, and an increase in prepaid expenses and other assets due to timing of payments and growth of our operations, which were offset by increases in accounts payable and accrued liabilities due to timing of payments and growth of our operations. The non-cash charges primarily consisted of depreciation and amortization expense of $0.7 million, share-based compensation expense of $3.4 million, amortization of debt issuance costs of $0.2 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2022, was $76.5 million consisting of a $63.4 million in purchases of marketable securities available for sale and $14.8 million in purchases of property and equipment. The purchases of property and equipment consist of $5.1 million in purchases of capitalized surgical instruments for our reusable instrument trays driven by higher numbers of employee sales representatives and sales growth and $8.0 million of purchases of fixed assets and leasehold improvements primarily for our new corporate headquarters building, partially offset by $1.7 million in maturities of marketable securities available for sale.

Net cash used in investing activity was $2.7 million and $1.1 million, in 2021 and 2020, respectively, consisting of purchases of capitalized surgical instruments for our reusable instrument trays.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022, was $20.8 million, consisting of $53.5 million of net cash proceeds from the new term loan agreement and revolving loan facility with MidCap and $2.2 million from the exercise of stock options, partially offset by the $33.9 million repayment of the CRG term loan and $1.0 million of third party debt issuance costs paid to related to the new MidCap borrowings.

Net cash provided by financing activities for the year ended December 31, 2021, was $107.7 million, consisting primarily of net proceeds from our IPO of $107.6 million and $1.8 million proceeds from exercise of stock options, partially offset by repayment of our PPP Loan of $1.8 million.

Net cash provided by financing activities in 2020 was $11.5 million, consisting primarily of additional borrowings under the CRG term loan facility of $29.5 million, net of debt discount, partially offset by repayment of the term loans under the SVB loan facility of $20.0 million, borrowing under a PPP Loan of $1.8 million and cash received of $0.3 million from the exercise of stock options, partially offset by debt issuance costs of $0.2 million.

Surgeon Advisory Board Royalty Agreements

We recognized royalties expense of $6.5 million and $4.3 million for the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, the aggregate royalty rate was 4.6%. Each of the royalty agreements with our Surgeon Advisory Board members prohibits the payment of royalties on products sold to entities and/or individuals with whom any of the surgeon advisors is affiliated.

Operating Lease

We have commitments for future payments related to our new corporate headquarters office located in Ponte Vedra, Florida. We entered into a 10-year lease in February 2022 for our new location which expires in July 2032. Lease payments comprise the base rent plus operating costs which includes taxes, insurance, and common area maintenance. We also have commitments for future payments related to our former headquarters which expire in April 2026. We have obtained a sublease for a portion of this space and continue to actively market the remainder of the space. The remaining lease obligations are $25.9 million under these leases.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 of our financial statements included in this Annual Report on Form 10-K, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to our financial condition and results of operations and require our most difficult, subjective and complex judgments.

Stock-Based Compensation

We account for stock-based compensation arrangements with employees in accordance with ASC 718, Compensation—Stock Compensation, using a fair-value based method. We determine the fair value of stock options on the date of grant using the Black-Scholes option pricing model.

The fair value of time-based awards is recognized over the period during which an award holder is required to provide services in exchange for the award, known as the requisite service period, which is typically the vesting period using the straight-line method. Stock-based compensation expense is recorded net of estimated forfeitures in our statements of operations.

We estimate the fair value of our stock options using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions regarding the expected volatility of our stock, the expected life of the stock award and our expected dividend rate. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions regarding future stock price volatility, future dividend payments and future stock award exercise could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards.

Fair Value of Common Stock

Prior to our IPO, the estimated fair value of the common stock underlying our stock options and stock awards was determined at each grant date by our board of directors, with assistance from management and external appraisers. All options to purchase shares of our common stock were intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The approach to estimate the fair value of our common stock was consistent with the methods outlined in the American Institute of Certified Public Accountants' Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*, or Practice Aid. Subsequent to our IPO, the fair value of our common stock is determined based on its closing market price.

Recently Issued Accounting Pronouncements

Refer to Note 3, "Recent Accounting Pronouncements", to our audited financial statements included elsewhere in this Annual Report on Form 10-K for new accounting pronouncements as of the date of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a smaller reporting company as defined by Item 10 of Regulation S-K, we are not required to provide the information required by this item.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Treace Medical Concepts, Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Treace Medical Concepts, Inc. (a Delaware corporation) (the "Company") as of December 31, 2022 and 2021, the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for leases in 2022 due to the adoption of Accounting Standards Codification Topic 842*, Leases.*

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2018.

Jacksonville, FL
March 8, 2023

TREACE MEDICAL CONCEPTS, INC.
Balance Sheets
(in thousands, except share and per share amounts)

| | | December 31, | | |
		2022		2021
Assets				
Current assets				
Cash and cash equivalents	$	19,473	$	105,833
Marketable securities, short-term		61,779		-
Accounts receivable, net of allowance for doubtful accounts of $735 and $414 as of December 31, 2022 and 2021, respectively		29,196		18,568
Inventories		19,330		10,561
Prepaid expenses and other current assets		3,624		3,010
Total current assets		133,402		137,972
Property and equipment, net		15,338		2,849
Operating lease right-of-use assets		10,138		—
Other non-current assets		146		—
Total assets	$	159,024	$	140,821
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable	$	8,668	$	4,056
Accrued liabilities		6,216		4,518
Accrued commissions		7,356		5,181
Accrued compensation		7,666		4,455
Operating lease liabilities		339		—
Total current liabilities		30,245		18,210
Derivative liability on term loan		—		173
Long-term debt, net of discount of $1,289 and $635 as of December 31, 2022 and 2021, respectively		52,711		29,365
Operating lease liabilities, net of current portion		15,539		—
Total liabilities		98,495		47,748
Commitments and contingencies (Note 7)				
Stockholders' equity				
Preferred stock, $0.001 par value, 5,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 0 shares issued and outstanding as of December 31, 2022 and December 31, 2021		—		—
Common stock, $0.001 par value, 300,000,000 shares authorized; 55,628,208 issued and outstanding as of December 31, 2022; 300,000,000 shares authorized; 54,181,082 issued and outstanding as of December 31, 2021		55		45
Additional paid-in capital		145,221		134,933
Accumulated deficit		(84,720)		(41,905)
Accumulated other comprehensive (loss) income		(27)		—
Total stockholders' equity		60,529		93,073
Total liabilities and stockholders' equity	$	159,024	$	140,821

The accompanying notes are an integral part of these financial statements.

TREACE MEDICAL CONCEPTS, INC.
Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

		Year Ended December 31,				
		2022		2021		2020
Revenue	$	141,838	$	94,419	$	57,365
Cost of goods sold		27,523		17,826		12,470
Gross profit		114,315		76,593		44,895
Operating expenses						
Sales and marketing		102,576		64,467		31,654
Research and development		13,584		10,204		5,847
General and administrative		32,999		18,432		6,539
Total operating expenses		149,159		93,103		44,040
Income (loss) from operations		(34,844)		(16,510)		855
Interest and other income (expense), net		910		18		(1,746)
Interest expense		(4,398)		(4,060)		(2,777)
Debt extinguishment loss		(4,483)		—		—
Other expense, net		(7,971)		(4,042)		(4,523)
Net loss		(42,815)		(20,552)		(3,668)
Convertible preferred stock cumulative and undeclared dividends		—		(196)		(640)
Net loss attributable to common stockholders	$	(42,815)	$	(20,748)	$	(4,308)
Other comprehensive income (loss):						
Unrealized loss on marketable securities		(27)		—		—
Comprehensive loss	$	(42,842)	$	(20,748)	$	(4,308)
Net loss per share attributable to common stockholders, basic and diluted	$	(0.77)	$	(0.43)	$	(0.12)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted		55,276,834		48,415,679		37,068,965

The accompanying notes are an integral part of these financial statements.

TREACE MEDICAL CONCEPTS, INC.
Statements of Stockholders' Equity
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances at January 1, 2020	6,687,475	$ 7,935	37,031,840	$ 28	$ 12,883	$ (17,685)	$ —	$ 3,161
Common stock issued upon exercise of stock options	—	—	335,025	—	364	—	—	364
Share-based compensation expense	—	—	—	—	919	—	—	919
Net loss	—	—	—	—	—	(3,668)	—	(3,668)
Balances at December 31, 2020	6,687,475	$ 7,935	37,366,865	$ 28	$ 14,166	$ (21,353)	$ —	$ 776
Issuance of common stock upon exercise of stock options	—	—	2,368,705	2	1,828	—	—	1,830
Issuance of restricted stock awards	—	—	24,895	—	—	—	—	—
Share-based compensation expense	—	—	—	—	3,409	—	—	3,409
Issuance of common stock from initial public offering, net of issuance costs and underwriting discount of $10.6 million	—	—	6,953,125	7	107,603	—	—	107,610
Issuance of common stock upon net exercise of warrants	—	—	621,570	1	(1)	—	—	—
Conversion of convertible preferred stock and accrued dividends on convertible preferred stock into common stock	(6,687,475)	(7,935)	6,845,922	7	7,928	—	—	—
Net loss	—	—	—	—	—	(20,552)	—	(20,552)
Balances at December 31, 2021	—	$ —	54,181,082	$ 45	$ 134,933	$ (41,905)	$ —	$ 93,073
Issuance of common stock upon exercise of stock options	—	—	1,444,626	10	2,177	—	—	2,187
Issuance of common stock for vesting of restricted stock units	—	—	2,500	—	—	—	—	—
Share-based compensation expense	—	—	—	—	8,111	—	—	8,111
Net loss	—	—	—	—	—	(42,815)	—	(42,815)
Unrealized loss on available-for-sale marketable securities	—	—	—	—	—	—	(27)	(27)
Balances at December 31, 2022	—	$ —	55,628,208	$ 55	$ 145,221	$ (84,720)	$ (27)	$ 60,529

The accompanying notes are an integral part of these financial statements.

TREACE MEDICAL CONCEPTS, INC.
Statements of Cash Flows
(in thousands)

		Year Ended December 31,				
		2022		2021		2020
Cash flows from operating activities						
Net loss	$	(42,815)	$	(20,552)	$	(3,668)
Adjustments to reconcile net loss to net cash used in operating activities						
Depreciation and amortization expense		2,133		685		1,210
Provision for allowance for doubtful accounts		411		144		216
Share-based compensation expense		8,111		3,409		919
Non-cash lease expense		2,522		—		—
Amortization of debt issuance costs		244		176		220
Impairment of capitalized surgical instruments		—		—		144
Gain on fair value adjustment to derivative liability		(173)		(72)		—
Debt extinguishment loss		4,483		—		639
Loss on impairment of long-lived assets		346		—		—
Accretion (amortization) of discount (premium) on marketable securities, net		(126)		—		—
Other, net		25		—		—
Net changes in operating assets and liabilities:						
Accounts Receivable		(11,039)		(4,226)		(4,290)
Inventory		(8,769)		(2,741)		(2,258)
Prepaid expenses and other assets		(668)		(2,417)		(103)
Other non-current assets		(146)		—		—
Operating lease liabilities		3,076		—		—
Accounts payable		4,612		1,791		1,334
Accrued liabilities		7,125		6,610		1,143
Net cash used in operating activities		(30,648)		(17,193)		(4,494)
Cash flows from investing activities						
Purchases of available-for-sale marketable securities		(63,409)		—		—
Maturities of available-for-sale marketable securities		1,729		—		—
Purchases of property and equipment		(14,838)		(2,705)		(1,069)
Net cash used in investing activities		(76,518)		(2,705)		(1,069)
Cash flows from financing activities						
Proceeds from interest bearing term debt		49,651		—		29,530
Proceeds from interest bearing revolving debt		3,850		—		—
Payments on interest bearing debt		(33,893)		—		(20,000)
Proceeds from PPP Loan		—		—		1,788
Payments on PPP Loan		—		(1,788)		—
Proceeds from issuance of common stock upon initial public offering, net of issuance costs and underwriting fees of $10.6 million		—		107,610		—
Debt issuance costs		(989)		—		(179)
Proceeds from exercise of employee stock options		2,187		1,830		364
Net cash provided by financing activities		20,806		107,652		11,503
Net increase (decrease) in cash and cash equivalents		(86,360)		87,754		5,940
Cash and cash equivalents at beginning of period		105,833		18,079		12,139
Cash and cash equivalents at end of period	$	19,473	$	105,833	$	18,079
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	4,398	$	3,900	$	1,146
Operating lease right-of-use assets obtained in exchange for new lease liabilities	$	15,300	$	—	$	—
Operating lease right-of-use asset and lease liability adjustment due to lease incentive	$	3,615	$	—	$	—
Unrealized losses on marketable securities	$	27	$	—	$	—
Noncash financing activities:						
Issuance of common stock upon exercise of warrants	$	—	$	1	$	—
Conversion of convertible preferred stock and accrued dividends on convertible preferred stock into common stock	$	—	$	7,935	$	—
Initial fair value of derivative liability	$	—	$	—	$	245

The accompanying notes are an integral part of these financial statements.

1. Formation and Business of the Company

The Company

Treace Medical Concepts, LLC was formed on July 29, 2013, as a Florida limited liability company. Effective July 1, 2014, the entity converted to a Delaware corporation and changed its name to Treace Medical Concepts, Inc. (the "Company"). The Company is a medical technology company with the goal of advancing the standard of care for the surgical management of bunion and related midfoot deformities. The Company received 510(k) clearance for the Lapiplasty System in March 2015 and began selling its surgical medical devices in September 2015. The Company has pioneered the proprietary Lapiplasty 3D Bunion Correction System – a combination of instruments, implants and surgical methods designed to surgically correct all three planes of the bunion deformity and secure the unstable joint, addressing the root cause of the bunion. In addition, the Company offers other advanced instrumentation and implants for use in the Lapiplasty Procedure or other ancillary procedures performed in high frequency with bunion surgery. In 2021, the Company expanded its offerings with the Adductoplasty™ Midfoot Correction System, designed for reproducible correction of the midfoot to provide further support to hallux valgus patients. The Company operates from its corporate headquarters located in Ponte Vedra, Florida.

Initial Public Offering

On April 27, 2021, the Company completed its initial public offering ("IPO") of 12,937,500 shares of its common stock, which included the exercise in full of the underwriters' option to purchase additional shares. As part of the IPO, 6,953,125 shares of common stock were issued and sold by the Company (inclusive of 703,125 shares pursuant to the exercise of the underwriters' option) and 5,984,375 shares of common stock that were sold by the selling stockholders named in the prospectus (inclusive of 984,375 shares pursuant to the exercise of the underwriters' option), at a price to the public of $17.00 per share. The Company received net proceeds of approximately $107.6 million, after deducting underwriting discounts and commissions of $8.3 million and offering expenses payable by the Company of $2.3 million. The Company did not receive any proceeds from the sale of the shares by the selling stockholders. Upon the completion of the IPO, all 6,687,475 shares of Series A convertible preferred stock then outstanding were converted into shares of common stock on a one-to-one basis plus 158,447 shares of common stock were issued to pay accrued cumulative dividends on Series A convertible preferred stock of $2.5 million.

Forward Stock Split

On April 16, 2021, in connection with the IPO, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State to implement a 1.3375-for-1 forward stock split (the "Forward Stock Split"), effective on April 16, 2021, whereby each 1.0 share of Class A common stock issued and outstanding was reclassified as 1.3375 shares of Class A common stock and each 1.0 share of Series A convertible preferred stock (each a "Preferred Share") issued and outstanding was reclassified as 1.3375 Preferred Shares. In connection with the Forward Stock Split, the total number of shares of all classes of stock which the Company is authorized to issue was adjusted to 73,562,500, divided into 66,875,000 shares of Class A common stock and 6,687,500 Preferred Shares. There was no adjustment to the par value of $0.001 per share. All share and per share amounts in the accompanying financial statements for the prior periods have been retroactively adjusted to reflect the Forward Stock Split. In lieu of issuing fractional shares in connection with the Forward Stock Split, the Company paid cash in an amount equal to the fair value of such fractional shares (as determined in good faith by the Company's board of directors).

Liquidity and Capital Resources

The Company has incurred operating losses to date and has an accumulated deficit of $84.7 million as of December 31, 2022. During the years ended December 31, 2022, 2021 and 2020, the Company used $30.6 million, $17.2 million and $4.5 million of cash in its operating activities, respectively. As of December 31, 2022, the Company had cash and cash equivalents of $19.5 million and marketable securities available for sale of $61.8 million.

Management believes that the Company's existing cash, cash equivalents, and marketable securities will allow the Company to continue its planned operations for at least the next 12 months from the date of the issuance of these financial statements.

Coronavirus Pandemic

The coronavirus (COVID-19) pandemic has had, and we expect that it will continue to have intermittent impacts on our business, operations, and financial results and condition. Among other impacts, COVID-19 and its variants have slowed our revenue growth by decreasing or delaying elective procedures, such as the Lapiplasty Procedure, during various phases of the pandemic, including in particular from March through May 2020 when governmental "shelter in place" orders restricted elective procedures and in the second half of 2021 when COVID-19 variants affected patient demand for elective procedures and limited hospital staffing and capacity. While it is difficult to determine with certainty, we believe that COVID-19 did not have a significant impact on our 2022 operations and financial results.

 However, there is still uncertainty around the potential impacts related to COVID-19 especially if potentially more contagious and virulent variants of the virus emerge.   If states implement shelter-in-place rules again, medical facilities implement restrictions on elective surgeries as a result of COVID-19 surges, or other pandemic disruptions occur, we may be required to adjust our operations as well as our forecasted revenues and operating results. We cannot assure you that we will not experience additional negative impacts associated with COVID-19 in the future, which could be significant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the Statements of Cash Flow for the fiscal years ended December 31, 2021 and December 31, 2020, for $0.3 million and $1.1 million, respectively, to reclassify non cash expense for inventory obsolescence to net changes in operating assets for inventory. This classification change does not change previously reported cash flows from operating activities in the Statements of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Although these estimates are based on the Company's knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Significant estimates and assumptions include reserves and write-downs related to accounts receivable, inventories, the recoverability of long-term assets, valuation of equity instruments, valuation of common stock, stock-based compensation, deferred tax assets and related valuation allowances and impact of contingencies. The Company had no accrued contingent liabilities as of December 31, 2022 and 2021.

Segments

The Company operates and manages its business as one reportable and operating segment, which is the business of designing, manufacturing, and marketing medical devices for physicians, surgeons, ambulatory surgery centers and hospitals. The Company's chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating and evaluating financial performance. All long-lived assets are maintained in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity at the time of purchase of 90 days or less to be cash equivalents. All of the Company's cash equivalents have liquid markets and high credit ratings. The Company maintains its cash in bank deposits, the balances of which at times may exceed federally insured limits.

Marketable Securities

The Company considers its debt securities and Yankee certificate of deposits ("Yankee CDs") to be available-for-sale securities. Available-for-sale securities are classified as cash equivalents or short-term marketable securities. The Company's marketable securities are classified as current assets based on their availability for sale to meet current operating requirements.

Marketable securities classified as available-for-sale are measured at fair value with temporary unrealized gains and losses reported in other comprehensive loss, and as a component of stockholders' equity (deficit) until their disposition or maturity. The Company reviews all available-for-sale securities at each period end to determine if they remain available-for-sale based on the Company's current intent and ability to sell the security if it is required to do so. Realized gains and losses from the sale of marketable securities, if any, are calculated using the specific-identification method. Premiums and discounts are amortized and accreted, respectively, using the effective interest method. Refer to Note 4, "Fair Value Measurements", for fair value disclosures for cash equivalents and short-term marketable securities.

Available-for-sale securities are subject to a periodic impairment review. The Company may recognize an impairment charge when a decline in the fair value of investments below the cost basis is determined to be other-than-temporary. In determining whether a decline in market value is other-than-temporary, various factors are considered, including the cause, duration of time and severity of the impairment, any adverse changes in the investees' financial condition and the Company's intent and ability to hold the security for a period of time sufficient to allow for an anticipated recovery in market value. Declines in fair value judged to be other-than-temporary are included in the Company's statements of operations and comprehensive loss. The Company did not record any other-than-temporary impairments related to marketable securities in the Company's consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2021, or 2020.

Accounts Receivable and Allowances

Accounts receivable are generally from hospitals and ambulatory surgery centers and are stated at amounts billed less allowances for doubtful accounts. The Company continually monitors customer payments and maintains an allowance for losses resulting from a customer's inability to make required payments. The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, geographic related risks and economic conditions that may affect a customer's ability to pay. Accounts receivable are written off when individual balances are no longer collectible. As of December 31, 2022 and 2021, accounts receivable are presented net of an allowance for doubtful accounts of $0.7 million and $0.4 million, respectively. For the years ended December 31, 2022, 2021 and 2020, the Company recorded provisions for bad debts of $0.4 million, $0.1 million and $0.2 million, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash, cash equivalents, marketable securities, and accounts receivable. The Company maintains its cash with established financial institutions and, at times, such balances with any one financial institution may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits. The Company's available for sale securities portfolio primarily consists of U.S. treasury and agency securities, money market funds, commercial paper, Yankee CDs, high credit quality asset-backed securities and corporate debt securities. The Company's investment policy requires its available for sale securities to meet certain criteria including investment type, credit ratings, and a maximum portfolio duration of one year.

The Company earns revenue from the sale of its products to customers such as hospitals and ambulatory surgery centers. The Company's accounts receivable is derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers and independent sales agencies. At December 31, 2022 and 2021, no customer accounted for more than 10% of accounts receivable. For the years ended December 31, 2022, 2021 and 2020, there were no customers that represented 10% or more of revenue.

Leases

The Company determines whether an arrangement is or contains a lease at the inception of the arrangement and whether such a lease is classified as a financing lease or an operating lease at the commencement date of the lease. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company determines the commencement date of a lease to be the date on which a lessor makes an underlying asset available for use by the Company. Leases with a term greater than one year are recognized on the balance sheet as operating lease right-of-use assets, operating lease liabilities and operating lease liabilities, net of current portion. The Company elected not to recognize right-of-use assets and lease liabilities for leases with terms of 12 months or less (short-term leases). As the interest rates implicit in our lease contracts are not readily determinable, the Company utilizes its incremental borrowing rate based on the information available at the commencement date to determine the present value of lease payments. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid, incentives received, or impairment charges if the Company determines the right-of-use asset is impaired. In the fourth quarter of 2022, the Company recorded an impairment to the right-of-use asset associated with the lease on its previous corporate headquarters. See Note 5 for further details of the impairment.

The Company considers the lease term to be the noncancelable period that the Company has the right to use the underlying asset, together with any periods where it is reasonably certain the Company will exercise an option to extend (or not terminate) the lease.

Rent expense for operating leases is recognized on a straight-line basis over the lease term and is presented in operating expenses on the statements of operations and comprehensive loss. The Company has elected to not separate lease and non-lease components for its real estate leases and instead accounts for each separate lease component and the non-lease components associated with that lease component as a single lease component. Variable lease payments are recognized as lease expense as incurred and are recorded in operating expenses on the statements of operations and comprehensive loss.

The Company has no finance leases.

Inventories

Inventories consist primarily of surgical kits and components as finished goods and are stated at the lower of cost or net realizable value. Cost is determined based on an average cost method which approximates the first-in, first-out basis and includes primarily outsourced manufacturing costs and direct manufacturing overhead costs. The Company reviews inventory for obsolescence and writes down inventory, as necessary. For the years ended December 31, 2022, 2021 and 2020, the Company recorded a provision to cost of goods sold of $0.1 million, $0.3 million and $1.1 million, respectively, for obsolete inventory.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives as follows:

	Years
Furniture, fixtures and equipment	7
Machinery and equipment	3
Capitalized surgical instruments	3
Computer equipment	3
Leasehold improvements	Lesser of estimated useful life or lease term
Software	3

Long-lived assets are evaluated whenever a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If assets are considered to be impaired, a charge is recorded for an amount that the carrying value exceeds the fair value.

Beginning January 1, 2021, the Company adjusted the useful life of its capitalized instruments from 18 months to 36 months to align with the expected life of the instruments. The change in useful life was made as a prospective adjustment and resulted in a decrease of depreciation expense of $0.3 million during the year ended December 31, 2021 and no material impact on earnings per share. The change in useful life is not expected to significantly impact annual depreciation expense.

Revenue Recognition

The Company generates revenue through the sale of its primary product, the Lapiplasty System, the Adductoplasty and Lapiplasty Mini-Incision Systems and ancillary products. The Lapiplasty and Adductoplasty Systems are comprised of single-use implant kits and reusable instrument trays. Implant kits and ancillary products are sold in the United States through a combination of a direct employee sales force and independent sales agencies. The Company invoices hospitals and ambulatory surgery centers for the implant kits and ancillary products and pays commissions to the sales representatives and independent sales agencies. The Company has no international sales.

For shipments to customers, the Company offers the right to return the product within 30 days for a full refund, and for returns between 30 and 90 days, the Company offers a full refund less 15% restocking fee. The Company does not have a history of product returns for refund. Customer invoices are generally payable within 30 days. The Company's products are generally sold with a limited standard warranty to the original purchaser of the products against defects in workmanship and materials for 180 days. The Company's liability is limited to providing, at the Company's option, a full refund or credit of the purchase price, or repairing or replacing the product, provided that the customer returns the defective product within 180 days from the purchase date. To date, the Company has had negligible returns of any products alleged to be defective.

On January 1, 2019, the Company adopted ASC 606, *Revenue from Contracts with Customers*, using the modified retrospective method for all contracts not completed as of the date of adoption. In connection with the adoption of ASC 606, the Company also adopted the related amendments that impact the accounting for the incremental costs of obtaining a contract. Adoption of ASC 606 did not have any impact on the financial statements, except changes in the disclosures.

Under ASC 606, revenue is recognized when the customer obtains control of promised goods or services, in an amount that reflects consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps as prescribed by ASC 606:

(i)   identify the contract(s) with a customer;

(ii)   identify the performance obligations in the contract;

(iii)   determine the transaction price;

(iv)   allocate the transaction price to the performance obligations in the contract; and

(v)   recognize revenue when (or as) the entity satisfies performance obligations.

A contract with a customer exists when (i) the Company enters into a legally enforceable contract with a customer that defines each party's rights regarding the products to be transferred and identifies the payment terms related to these products, (ii) the contract has commercial substance, and (iii) the Company determines that collection of substantially all consideration for its products that are transferred is probable based on the customer's intent and ability to pay the promised consideration. The Company considers signed agreements and purchase orders as a customer's contract.

The Company identifies performance obligations based on the terms of the contract and customary business practices, which include products that are distinct, or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The Company's Lapiplasty System products are distinct performance obligations. The Company does not have any contracts with customers that contain multiple performance obligations.

The transaction price in the Company's customer contracts includes fixed consideration to be contractually billed to the customer while variable consideration includes the right of return. The Company does not allocate the transaction price or any variable consideration to the right of return. The Company did not recognize a refund liability as of December 31, 2022 and 2021 and there were negligible returns during the year ended December 31, 2022 and no product returns during the years ended December 31, 2021 and 2020.

Revenue for products is recognized when a customer obtains control of the promised products, which is generally when the customer has the ability to (i) direct its use and (ii) obtain substantially all of the remaining benefits from it. Revenue recognition occurs when control of the product transfers to the customer which is generally at the time the product is used in surgery. When a customer purchases products directly from us before the time of surgery, revenue is recognized based upon the shipment terms.

Contract Costs

The Company applies the practical expedient to recognize the incremental costs of obtaining a contract as expense when incurred if the amortization period would be one year or less. These incremental costs include sales commissions paid to the Company's independent sales agencies or employee sales representatives.

Cost of Goods Sold

Cost of goods sold consists primarily of costs for the purchase of the Company's Lapiplasty and Adductoplasty Systems as well as ancillary products from third-party manufacturers. Direct costs from the Company's third-party manufacturers include costs for raw materials plus the markup for the assembly of the components. Cost of goods sold also includes royalties, allocated overhead for indirect labor, depreciation, certain direct costs such as those incurred for shipping our products and personnel costs. The Company expenses all inventory provisions for excess and obsolete inventories as cost of goods sold. The Company records adjustments to its inventory valuation for estimated excess, obsolete and non-sellable inventories based on assumptions about future demand, past usage, changes to manufacturing processes and overall market conditions.

Research and Development Expenses

Research and development ("R&D") expenses consist primarily of engineering, product development, clinical studies to develop and support the Company's products, regulatory expenses, and other costs associated with products and technologies that are in development. These expenses include compensation for personnel, including salaries, bonuses, benefits and stock-based compensation, supplies, consulting, prototyping, testing, materials, travel expenses, depreciation and an allocation of facility overhead expenses. For the fiscal years ended December 31, 2022, 2021 and 2020, the Company's research and development costs were $13.6 million, $10.2 million, and $5.8 million, respectively.

Shipping and Handling

The Company has elected to account for shipping and handling activities as fulfillment activities. As such, the Company does not evaluate shipping and handling as promised services to its customers. The Company may bill customers for shipping and handling costs. Amounts billed for shipping and handling are included in revenue. Shipping and handling costs incurred by the Company are included in sales and marketing expense. Shipping and handling costs totaled $0.8 million, $0.5 million, and $0.3 million, for the years ended 2022, 2021, and 2020, respectively.

Advertising Costs

Advertising costs are expensed as incurred and are included as a component of marketing and sales expenses. Advertising expense includes the cost of advertising across the various mediums we employ, including print, digital, radio and television. Advertising costs totaled approximately $15.0 million, $13.0 million and $3.1 million, for the years ended 2022, 2021 and 2020, respectively.

Income Taxes

The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

The Company also follows the provisions of ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10, which prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. No liability related to uncertain tax positions is recorded in the financial statements. It is the Company's policy to include penalties and interest expense related to income taxes as part of the provision for income taxes.

Product Liability

The Company believes it carries adequate insurance for possible product liability claims. Accruals for product liability claims and legal defense costs in excess of insured amounts are recorded if it is probable that a liability has been incurred and the amount of any liability can be reasonably estimated. No accruals for product liability claims had been recorded as of December 31, 2022 and 2021.

Debt

Debt issuance costs and discount are amortized to interest expense using the effective interest method.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees in accordance with ASC 718, Compensation—Stock Compensation, using a fair-value based method. The Company determines the fair value of stock options on the date of grant using the Black-Scholes option pricing model. The fair value for RSAs and RSUs awards is the fair value of the stock at the grant date.

The fair value of time-based awards is recognized over the period during which an award holder is required to provide services in exchange for the award, known as the requisite service period, which is typically the vesting period using the straight-line method. The Company accrues for estimated forfeitures on share-based awards and adjusts stock-based compensation cost to actual as forfeitures occur. The estimated forfeitures are based on a historical analysis of actual forfeitures of awards.

The Company estimates the fair value of the stock-based awards using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions. The assumptions are as follows:

- *Expected Term*. The expected term represents the period that the stock options are expected to remain outstanding. Prior to the closing of the IPO, the Company was using the probabilities of the anticipated timing of potential liquidity events to determine the expected term. After the closing of the IPO, the Company is using the "simplified" method, which is the simple average of the vesting period and the contractual term.

- *Expected Volatility*. The expected volatility is derived from the historical stock volatilities of comparable publicly listed peers over a period approximately equal to the expected term of the options as the Company does not have sufficient trading history to determine the volatility of its common stock.

- *Risk-Free Interest Rate*. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards' expected term.

- *Expected Dividend Yield*. The expected dividend yield is zero as the Company has not paid nor anticipates paying any dividends on the common stock in the foreseeable future.

- *Fair Market Value of Common Stock.* Prior to the IPO, the fair market value of the common stock was determined by the board of directors with assistance from management and external valuation experts. The Company's approach to estimating the fair market value of its common stock was consistent with the methods outlined in the American Institute of Certified Public Accountants' Practice Aid, *Valuation of Privately-Held-Company Equity Securities Issued as Compensation*. Following our IPO, the fair market value of the common stock is based on its closing price on NASDAQ as reported on the date of grant.

The Company continues to use judgment in evaluating the expected volatility and expected terms utilized for the stock-based compensation calculations on a prospective basis. As the Company continues to accumulate additional data, the Company may make refinements to the assumptions, which could materially impact the future stock-based compensation expense.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. Comprehensive loss is defined as a change in equity of a business enterprise during a period, resulting from transactions and other events and circumstances from non-owner sources. Comprehensive loss equaled $42.8 million for the year end December 31, 2022. Comprehensive loss equaled net loss for the years ended December 31, 2021 and 2020.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders, by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, common stock options, unvested restricted stock units and restricted stock awards are considered to be potentially dilutive securities. Because the Company has reported a net loss for the years ended December 31, 2022, 2021 and 2020, diluted net losses per common share were the same as basic net losses per common share for these periods.

Derivative Liability

The Company evaluates its financial instruments for embedded features and bifurcates embedded features from the host instrument that meet the definition of a derivative and if (i) the economic characteristics and risks of the embedded feature are not clearly and closely related to the host instrument, (ii) the hybrid instrument that embodies both the embedded feature and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (iii) a separate instrument with the same terms as the embedded feature would be considered a derivative instrument subject to the accounting requirements of derivative instruments.

The Company uses judgment in determining the fair value of embedded features that are bifurcated from the host instrument and accounted for as derivative instruments at the date of issuance and at every balance sheet date thereafter. The valuation method used in the determination of fair value is based on the type of derivative instrument. At each balance sheet date, the Company remeasures its derivative instruments at fair value with adjustments to fair value recognized within other expense, net.

3. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASC 842"). The update establishes principles for recognition, measurement, presentation, and disclosure intended to increase transparency and comparability for the accounting of lease transactions. The standard requires lessees to recognize leases with terms greater than 12 months on the balance sheet and disclose key information about leasing arrangements. ASC 842 is effective for the Company for fiscal years beginning after December 15, 2021 and early application is permitted. The Company adopted the new standard as of January 1, 2022, using the required modified retrospective approach. Comparative periods were not adjusted and continue to be presented under the previous accounting guidance. The Company elected the package of practical expedients permitted under the ASC 842 transition guidance, which among other things, allowed it to carry forward the historical lease classification.

The impact of adoption was the recognition of right-of-use assets and lease liabilities of $1.9 million for real estate operating leases at January 1, 2022. In addition, ASC 842 requires new disclosures for lease transactions.

Refer to Note 8, "Operating Leases", for new lease disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses*. This new guidance will require financial instruments to be measured at amortized cost, and trade accounts receivable to be presented at the net amount expected to be collected. The new model requires an entity to estimate credit losses based on historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. In November 2019, the FASB issued ASU 2019-10, that is effective for fiscal years beginning after December 15, 2022, and interim periods within that fiscal year. The Company adopted the standard on January 1, 2023. The adoption of this guidance did not have a material impact on the Company's financial statements.

4. Fair Value Measurements

Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

> Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

> Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

> Level 3—Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis – The following assets and liabilities are measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021:

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents				
Money market funds	$ 13,141	$ —	$ —	$ 13,141
Commercial paper	—	323	—	323
Corporate debt	—	2,197	—	2,197
Yankee CD	—	550	—	550
Short-term marketable securities at fair value				
U.S. treasury and government agencies	12,873	3,570	—	16,443
Corporate debt	—	23,372	—	23,372
Asset-backed securities	—	13,896	—	13,896
Yankee CD	—	8,068	—	8,068
Total	$ 26,014	$ 51,976	$ —	$ 77,990

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ 105,220	$ —	$ —	$ 105,220
Total	$ 105,220	$ —	$ —	$ 105,220
Liabilities:				
Derivative liability	$ —	$ —	$ 173	$ 173
Total	$ —	$ —	$ 173	$ 173

The carrying amounts of the Company's money market funds classified as cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to the short-term nature of these assets and liabilities. The derivative liability is carried at fair value based on unobservable market inputs. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the term loan approximates their fair value.

The Company's available for sale securities portfolio consists of investments in U.S. treasury and government agency securities, commercial paper, corporate debt securities, asset-backed securities, and Yankee CDs. Yankee CDs are certificates of deposit issued in the United States by a branch of a foreign bank and are denominated in U.S. dollars. The fair value of level 1 securities is determined on trade prices in active markets for identical assets. The fair value of level 2 securities is determined using valuation models using inputs that are observable either directly or indirectly, such as quoted prices for similar assets, interest rates, yield curves, credit spreads, default rates, loss severity, broker and dealer quotes, as well as other relevant economic measures.

As discussed in Note 6, in July 2020, the Company entered into a term loan facility with CR Group LP ("CRG") and accounted for embedded features in the agreement as a derivative liability with an initial fair value of $0.2 million that was a level 3 valuation. The derivative liability was accounted for at fair value using the income approach and inputs consisting of (i) the probability of events occurring that trigger an event of default of the Company's term loans under the CRG term loan facility, ranging from 1% to 2%, (ii) the prepayment premium payable upon early redemption, and (iii) additional interest payable upon an event of default. The change in fair value of the derivative liability was $0.2 million and $0.1 million in the years ended December 31, 2022 and 2021, respectively, and was recorded as a component of other expense, net in the statements of operations and comprehensive loss. There was no adjustment to the fair value of the derivative liability recognized in net loss for the year ended December 31, 2020.

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 financial instruments (in thousands):

	Derivative liability
Fair value as of January 1, 2021	$ 245
Change in fair value included in other expense, net	(72)
Fair value as of December 31, 2021	173
Change in fair value included in other expense, net	(173)
Fair value as of December 31, 2022	$ —

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2022 and December 31, 2021.

5. Balance Sheet Components

Cash and Cash Equivalents

The Company's cash and cash equivalents consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Cash	$ 3,262	$ 613
Cash equivalents:		
Money market funds	13,141	105,220
Commercial paper	323	—
Corporate debt	2,197	—
Yankee CD	550	—
Total cash and cash equivalents	$ 19,473	$ 105,833

Included in cash as of December 31, 2022 is $0.9 million pledged to Silicon Valley Bank ("SVB") as collateral for the Company's corporate credit card program and is restricted from use by the Company. There was no cash pledged to SVB as of December 31, 2021.

Marketable Securities

The Company's available-for-sale marketable securities consisted of the following (in thousands):

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable securities - short-term				
U.S. treasury and government agencies	$ 16,472	$ 11	$ (40)	$ 16,443
Corporate debt	23,376	31	(35)	23,372
Asset-backed securities	13,892	27	(23)	13,896
Yankee CD	8,066	10	(8)	8,068
Total marketable securities - short-term	$ 61,806	$ 79	$ (106)	$ 61,779

Property and Equipment, Net

The company's property and equipment, net consisted of the following (in thousands):

	December 31, 2022	December 31, 2021
Furniture and fixtures, and equipment	$ 1,577	$ 180
Construction in progress	705	126
Machinery and equipment	928	274
Capitalized surgical equipment	9,248	4,442
Computer equipment	571	160
Leasehold improvements	6,434	268
Software	138	138
Total property and equipment	19,601	5,588
Less: accumulated depreciation and amortization	(4,263)	(2,739)
Property and equipment, net	$ 15,338	$ 2,849

Depreciation and amortization expense was $2.1 million, $0.7 million and $1.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In the fourth quarter of 2022, the Company recognized a $0.3 million impairment on a group of assets consisting of $0.2 million of property and equipment and $0.1 million related to the right-of-use asset associated with the lease of its previous corporate headquarters. The impairment loss is presented as a component of interest and other income, net in the statements of operations and comprehensive loss. The Company did not record impairment charges for its property and equipment, net for the years ended December 31, 2021 and 2020.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,			
	2022		2021	
Accrued royalties expense	$	2,299	$	1,522
Accrued interest		412		975
Accrued professional services		1,727		941
Other accrued expense		1,778		1,080
Total accrued liabilities	$	6,216	$	4,518

6. Long Term Debt

The Company's debt consisted of the following (in thousands):

	December 31,			
	2022		2021	
Revolving line of credit				
MidCap revolving loan facility	$	4,000	$	—
Term loans				
CRG term loan facility		—		30,000
MidCap term loan facility		50,000		—
Total term and revolving loans		54,000		30,000
Less: debt discount and issuance costs		(1,289)		(635)
Total long-term debt, net	$	52,711	$	29,365

As of December 31, 2022, future payments of long-term debt were as follows (in thousands):

Fiscal Year		
2023	$	—
2024		—
2025		—
2026		33,333
2027		20,667
Total principal payments		54,000
Less: Unamortized debt discount and debt issuance costs		(1,289)
Total long-term debt, net	$	52,711

MidCap Loan and Revolving Loan Facility

On April 29, 2022, the Company entered into a new five-year $150.0 million loan facility with entities affiliated with MidCap Financial Trust ("MidCap"), providing up to $120.0 million in term loans and a $30.0 million revolving loan facility.

The term loan facility provides for a 60-month term loan up to $120.0 million in borrowing capacity to the Company, over four tranches. At term loan closing, the Company drew $50.0 million under tranche one. The remaining tranches provide up to an additional $70.0 million in borrowing capacity in the aggregate, subject to the achievement of certain revenue targets for the third and fourth tranche.

The revolving loan facility provides up to $30.0 million in borrowing capacity to the Company based on the borrowing base. The borrowing base is calculated based on certain accounts receivable and inventory assets. As of December 31, 2022, the borrowing base allows a total of $24.5 million available to the Company under the revolving loan facility. The balance drawn as of December 31, 2022 is $4.0 million under the revolving loan facility. The Company may request an increase in the revolving loan facility in an amount up to $20.0 million for a total commitment of up to $50.0 million. The Company is required to either (i) maintain a minimum drawn balance under the revolving loan facility or (ii) pay a minimum balance fee that is equal to the amount of the minimum balance deficit multiplied by the applicable interest rate during the period. If the outstanding balance under the revolving loan facility exceeds the lesser of (i) 50% of the revolving borrowing capacity or (ii) 50% of the borrowing base, or the Company is in default, MidCap will apply funds collected from the Company's lockbox account to reduce the outstanding balance of the revolving loan facility ("Lockbox Deductions"). As of December 31, 2022, the Company's borrowing level has not activated the Lockbox Deductions, nor is it expected to for the next 12 months; therefore, the Company has determined that the revolving loan balance is long-term debt.

The loans bear interest at an annual rate based on a 30-day forward looking secured overnight financing rate plus 0.10% (subject to a floor of 1.0% and a cap of 3.0% for both loan agreements) plus (i) 6.0% under the term loan agreement and (ii) 4.0% under the revolving loan facility. Interest is payable monthly in arrears on the first day of each month and on the maturity of the loan agreements. The term loan agreement and the revolving loan facility are accruing interest as of December 31, 2022 at the capped interest rates of 9% and 7%, respectively. The Company is obligated to pay interest only for the first 48 months and straight-line amortization for the remaining 12 months, subject to the Company's election to extend the initial interest-only period by 12 months to 60 months total if the Company's trailing twelve-month revenue is at or above certain levels. If the term loan is repaid before the maturity date or the revolving loan facility is terminated before the end of its term, the prepayment fees are 3.0% of the amount repaid in the first year, 2.0% in the second year and 1.0% in the third year and thereafter, and a final payment fee of 3.0% of the amount borrowed is due under the term loan. The revolving loan facility prepayment fees are based on the revolving loan commitment amount.

The loans are secured by all of the Company's assets, including intellectual property. The loan agreements and other ancillary loan documents contain customary representations and warranties and affirmative and negative covenants. Under the loan agreements, the Company is not required to meet any minimum level of revenue if liquidity (defined as unrestricted cash plus undrawn availability under the revolving loan agreement) is greater than the outstanding balance under the term loan. If liquidity falls below such outstanding balance, then the Company is subject to a minimum trailing twelve-month revenue covenant. The Company is not subject to this covenant at December 31, 2022.

CRG Term Loan Facility

On July 31, 2020, the Company entered into a term loan facility with CRG Group L.P ("CRG"), which provided up to $50.0 million in financing over three tranches to be advanced no later than December 31, 2021. Principal amounts totaling $30.0 million were borrowed as of December 31, 2021 and until April 29, 2022, when the facility was repaid as part of the refinancing with MidCap. The CRG term loan facility provided for a maturity date as of June 30, 2025, and permitted the Company to elect to make quarterly interest-only payments or to pay interest in-kind through December 31, 2020. The Company was not required to make any principal payments until the maturity of the CRG term loan facility and all outstanding principal and accrued interest were due upon the maturity of the CRG term loan facility. Interest under the CRG term loan facility was applied to outstanding principal and accrued interest at a rate of 13.00% per annum and would increase by 4.0% if an event of default had occurred. The loan agreement provided that if the Company repaid the CRG term loan within one year of the borrowing date, the Company was required to pay a premium of 20.00% of the aggregated outstanding principal amount of the loans that was repaid. If the Company repaid the CRG term loan between one and two years from the borrowing date, it was required to pay a premium of 11.00% of the aggregated outstanding principal amount of the loans that it repaid. The CRG term loan facility did not require a prepayment premium for loans being prepaid after two years from the initial borrowing date.

Under the terms of the CRG term loan facility, the Company granted first priority liens and security interests in substantially all of the Company's assets as collateral (including the Company's intellectual property), provided that the priority of such liens was subject to an intercreditor agreement between CRG and SVB. The CRG term loan facility also contained certain representations and warranties, indemnification provisions in favor of CRG, affirmative and negative covenants and events of default.

The Company paid $0.5 million in fees to CRG and $0.2 million in fees to third parties in connection with the CRG term loan facility. The fees were recorded as debt issuance costs and classified as contra-debt. In addition, the Company recognized $0.2 million as debt discount on borrowings under the CRG term loan facility due to embedded features contained in the agreement which resulted in a derivative liability (Note 4).

The CRG term loan facility was repaid in the second quarter of 2022 as part of the refinancing with MidCap. The Company incurred a $4.5 million loss on extinguishment of debt related to terminating its previously outstanding borrowing agreements.

During the years ended December 31, 2022, 2021, and 2020, the Company recognized $4.4 million, $4.1 million and $2.7 million, respectively, in interest expense related to the borrowings under the MidCap agreements and the CRG loan facility. During the years ended December 31, 2022 and 2021, amortization of the debt discount was $0.2 million. During the year ended December 31, 2020 amortization of the debt discount was $0.1 million.

7. Commitments and Contingencies

License and Royalty Commitments

The Company has entered into product development and fee for service agreements with members of its Surgeon Advisory Board that specify the terms under which the member is compensated for his or her consulting services and grants the Company rights to the intellectual property created by the member in the course of such services. As products are commercialized with the assistance of members of the Surgeon Advisory Board, the Company may agree to enter into a royalty agreement if the member's contributions to the product are novel, significant and innovative.

As of December 31, 2022 and 2021, the Company has royalty agreements with certain members of its Surgeon Advisory Board providing for royalties based on each individual's level of contribution. Each royalty agreement: (i) confirms the irrevocable transfer to the Company of all pertinent intellectual property rights; (ii) sets the applicable royalty rate; (iii) sets the period of time during which royalties are payable; (iv) is for a term of three years, renewable by the parties, and may be terminated by either party on 90 days' notice for convenience (provided that if terminated by the Company for convenience the obligation to pay royalties is not affected); and (v) prohibits the payment of royalties on products sold to entities and/or individuals with whom the surgeon advisor or any other surgeon advisor entitled to royalties is affiliated. Each of the royalty agreements may be subsequently amended to add the license of additional intellectual property covering new products, and as a result, multiple royalty rates and duration of royalty payments may be included in one royalty agreement.

As of December 31, 2022 and 2021, the Company's royalty agreements provide for (i) royalty payments for 10 years from first commercial sale of the relevant product and (ii) a royalty rate for each such agreement ranging from 0.4% to 3.0% of net sales for the particular product to which the surgeon contributed.

The Company recognized royalties expense of $6.5 million, $4.3 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, resulting in an aggregate royalty rate of 4.6%, 4.6% and 4.1%, for the years ended December 31, 2022, 2021 and 2020, respectively.

Contingencies

From time to time, the Company may be a party to various litigation claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with legal counsel, the need to record a liability for litigation and contingencies. Accrual estimates are recorded when and if it is determinable that such a liability for litigation and contingencies are both probable and reasonably estimable. There were no accrued contingent liabilities as of December 31, 2022 and 2021.

8. Operating Leases

The Company's leases consist of real estate leases in Ponte Vedra, Florida.

On February 9, 2022, the Company entered into a 10-year operating lease for a new corporate headquarters building in Ponte Vedra, Florida, with a lease commencement date of March 1, 2022. The Company's obligation to make cash payments for the new headquarters building started in the third quarter of 2022.

The Company's leases contain various options to renew, none of which the Company is reasonably certain to exercise. The lease agreements do not contain any residual value guarantees or restrictive covenants. For the new headquarters lease, the Company is provided a tenant improvement allowance for the construction of leasehold improvements. In exchange for construction management and supervision services related to these improvements, the Company paid the lessor a fee equal to one and a half percent (1.5%) of total construction costs.

In addition to base rent, the Company will pay variable costs related to its share of operating expenses under certain of its lease arrangements. These variable costs are recorded as lease expense as incurred and presented as operating expenses in the statements of operations and comprehensive loss. Variable lease costs were $0.2 million for the twelve months ended December 31, 2022.

Rent expense was $0.6 and $0.2 for the twelve months ended December 31, 2021 and 2020, respectively.

Operating lease cost was $2.3 million for the twelve months ended December 31, 2022. During the twelve months ended December 31, 2022, cash paid for amounts included in operating lease liabilities of $1.2 million was included in cash flows from operating activities on the condensed statements of cash flows.

Additional information related to operating leases is as follows:

	December 31, 2022
Weighted average remaining lease term (years)	9.1
Weighted average discount rate	9.1%

The following table summarizes future minimum lease payments on operating leases as of December 31, 2021 (in thousands):

Fiscal Year		
2022	$	627
2023		444
2024		458
2025		472
2026		321
Total	$	2,322

The following table summarizes a maturity analysis of operating lease liabilities showing the aggregate lease payments as of December 31, 2022 (in thousands):

Fiscal Year		
2023*	$	138
2024		2,932
2025*		1,398
2026		3,338
2027		3,097
Thereafter		14,998
Total undiscounted lease payments		25,901
Less: imputed interest		(10,023)
Total discounted lease payments		15,878
Less: Current portion of lease liability		(339)
Noncurrent portion of lease liability	$	15,539

* Amount presented is net of allowance for tenant improvements.

9. Income Taxes

The Company has not recorded an income tax provision for years ended December 31, 2022, 2021 and 2020 due to its operating losses. All losses before income taxes were generated in the United States.

Reconciliation of the statutory federal income tax to the Company's effective tax is as follows:

	December 31,		
	2022	2021	2020
Income tax at the statutory rate	(21)%	(21)%	(21)%
Stock-based and other compensation	(5)	(8)	—
State taxes, net of federal benefit	(1)	(6)	(4)
Research and development credits	(1)	(1)	(4)
Change in valuation allowance	26	32	28
Other	2	4	1
Effective tax rate	0%	0%	0%

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities were as follows (in thousands):

		December 31,		
		2022		2021
Deferred income tax assets				
Net operating loss carryforwards	$	15,979	$	8,264
Interest expense		1,785		1,025
Stock option compensation expense		1,590		456
Accrued bonus		1,184		726
Research and development expenses		1,032		717
Research and development credits		954		—
Operating lease liabilities		3,539		—
Other		698		753
Gross deferred income tax assets		26,761		11,941
Less: valuation allowance		(22,864)		(11,941)
Net deferred tax assets	$	3,897	$	—
Deferred income tax liabilities				
Property and equipment	$	(1,537)	$	—
Operating lease right-of-use assets		(2,331)		—
Other		(29)		—
Gross deferred income tax liabilities	$	(3,897)		—
Net deferred tax liabilities	$	—	$	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Due to the Company's history of net losses, the net, deferred tax assets have been fully offset by a full valuation allowance of $22.9 million and $11.9 million as of December 31, 2022 and December 31, 2021, respectively. The Company's changes in the deferred tax asset valuation allowance for the years ended December 31, 2022 and 2021, were $10.9 million and $6.4 million, respectively.

The Company had unused federal and state net operating loss carryforwards of approximately $71.2 million and $34.0 million, respectively as of December 31, 2022, and federal and state net operating loss carryforwards of approximately $35.4 million and $17.2 million, respectively, as of December 31, 2021. The net operating loss carryforwards begin to expire in 2034. The Company's research and development tax credit carryforwards were $1.0 million and $0.7 million as of December 31, 2022 and 2021, respectively, and begin to expire in 2037.

The federal and state net operating loss carryforwards and credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code and similar provisions under state law. The Tax Reform Act contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company's stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Company may have previously experienced, and may in the future experience, one or more Section 382 "ownership changes," including in connection with the Company's initial public offering. If so, the Company may lose some or all of the tax benefits of its carryforwards and credits.

Management has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with accounting principles generally accepted in the United States of America for accounting for uncertainty in income taxes and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company. The Company is not subject to U.S. Federal and state income tax examinations by tax authorities for tax years before 2017.

10. Stockholders' Equity

Series A Convertible Preferred Stock

Immediately before the completion of the IPO, all outstanding shares of Series A convertible preferred stock were converted into shares of the Company's common stock. Accordingly, no shares of Series A convertible preferred stock were outstanding as of December 31, 2022 or 2021.

Upon the closing of the IPO in April 2021, the Company issued 158,447 shares of common-stock, to settle accrued and unpaid

Series A convertible preferred stock dividends of $2.5 million. At December 31, 2020, the Company had accrued and unpaid dividends of $2.3 million on the Series A convertible preferred stock outstanding.

Preferred Stock

Upon the closing of the IPO, the Company is authorized to issue 5,000,000 shares of preferred stock. As of December 31, 2022, and December 31, 2021, no shares of preferred stock were outstanding.

Common Stock

On April 27, 2021, the Company amended and restated its Certificate of Incorporation, which became effective upon the closing of the IPO. The Company is authorized to issue 300,000,000 shares of common stock.

Warrants for Class A Common Stock

On April 28, 2021, Silicon Valley Bank exercised their warrants in a cashless net exercise using the closing price of the Company's common stock on the prior business day of $31.27 as permitted by the warrant agreement. Accordingly, the transaction resulted in 621,570 shares of the Company's common stock being issued to the warrant holders. The Company issued these warrants in 2019 to Silicon Valley Bank in connection with the terms of its debt agreement.

Shares Reserved for Future Issuance

The Company has reserved shares of common stock for future issuances as follows:

	December 31,	
	2022	2021
Common stock options issued and outstanding	7,150,755	7,464,580
Shares available for future awards granted under the 2021 Plan	4,769,842	3,766,337
Unvested restricted stock units under the 2021 Plan	582,248	10,000
Common stock available for Employee Stock Purchase Plan	1,046,437	504,627
Total	13,549,282	11,745,544

Share-based Incentive Plans

In April 2021, prior to the IPO closing, the Company's board of directors and stockholders approved the 2021 Incentive Award Plan ("2021 Plan"), which became effective upon the IPO closing. The Company initially reserved 5,046,278 shares of common stock for issuance of share-based compensation awards, including stock options, restricted stock ("RSA"), restricted stock units ("RSU") and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares represented by awards outstanding under the Company's 2014 Stock Option Plan ("2014 Plan") and collectively with the 2021 Plan, the "Stock Plans") that become available for issuance under the terms of the 2021 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (i) 5.0% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares of stock as determined by the Company's board of directors; provided, however, that no more than 37,847,090 shares of stock may be issued upon the exercise of incentive stock options.

Prior to the IPO, the Company was authorized to issue stock purchase rights and to grant options to purchase Class A common stock to employees, directors, and consultants under the 2014 Plan. Stock options under the 2014 Plan have a term of no more than ten years from the date of grant and vest in equal installments over a maximum of five years. No future awards can be granted under the 2014 Plan. The shares underlying outstanding and unexercised options granted to employees, directors and consultants under the 2014 Plan may become available for issuance under the 2021 Plan as follows: (i) to the extent that such an option award terminates, expires or lapses for any reason or is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan; (ii) to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2014 Plan, such tendered or withheld shares will be available for future grants under the 2021 Plan; and (iii) to the extent that the Company repurchases the shares prior to vesting so that shares are returned to the Company, such shares will be available for future grants under the 2021 Plan.

At December 31, 2022, 4,769,842 shares of common stock remain available for issuance as awards under the 2021 Plan. In January 2023, the number of shares of common stock available for issuance under the 2021 Plan was increased by 2,781,410 shares as a result of the automatic increase provision in the 2021 Plan.

Stock Options

Options under the 2021 Plan may be granted for periods of up to 10 years at exercise prices no less than the fair market value of the Company's common stock on the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% stockholder may not be less than 110% of the fair market value of the shares on the date of grant and such option may not be exercisable after the expiration of five years from the date of grant. Stock options granted vest ratably over four years.

Stock option activity under the Stock Plans is set forth below:

| | Outstanding Options | | |
	Number of Shares	Weighted-Average Remaining Contractual Term (in Years)	Weighted-Average Exercise Price
Balance, December 31, 2021	7,464,580	6.89	$ 6.36
Options granted	1,346,553		19.39
Options exercised	(1,444,626)		1.50
Options canceled	(215,752)		13.82
Balance, December 31, 2022	7,150,755	7.03	$ 9.57
Options vested and expected to vest at December 31, 2022	6,608,140	6.90	$ 8.97
Options vested and exercisable at December 31, 2022	3,728,683	5.79	$ 4.50

The aggregate intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $25.9 million, $39.1 million and $1.9 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company's common stock for stock options that were in-the-money as of year-end. Aggregate intrinsic values of options outstanding, options vested and expected to vest, and options exercisable were $98.7 million, $94.9 million and $69.6 million as of December 31, 2022, respectively.

Restricted Stock Units and Awards

Full value award activity under the Stock Plans is set forth below:

| | Full Value Awards | | | |
	RSUs	Weighted-Average Grant Date Fair Value	RSAs	Weighted-Average Grant Date Fair Value
Unvested as of December 31, 2021	10,000	$ 22.13	19,023	$ 31.50
Shares or units granted	592,778	19.04	—	—
Shares or units vested	(2,500)	22.13	(6,223)	31.50
Shares or units forfeited	(18,030)	18.92	—	—
Unvested as of December 31, 2022	582,248	$ 19.08	12,800	$ 31.50

RSUs and RSAs granted under the 2021 Plan generally vest annually over 4 years in equal installments. The total fair value of RSUs and RSAs vested during 2021 was not material. The Company did not grant RSAs and RSUs during the year ended December 31, 2020, and had no unvested RSAs and RSUs as of December 31, 2020.

Employee Share Purchase Plan

In April 2021, the Company's board of directors and stockholders approved the 2021 Employee Stock Purchase Plan ("ESPP"). The Company initially reserved 504,627 shares of common stock for purchase under the ESPP. The number of shares of common stock reserved for issuance under the ESPP will be automatically increased each year for ten calendar years beginning in 2022 by the number of shares equal to the lesser of 1% of the total number of shares of common stock outstanding as of the last day of the immediately preceding fiscal year or such number of shares as may be determined by the Company's board of directors; provided that the maximum number of shares that may be issued under the ESPP is 7,064,790 shares. Each offering to the employees to purchase stock under the ESPP will begin on a date to be determined by the Company's Compensation Committee and will end no later than six months thereafter. The ESPP allows an eligible employee to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of the employee's eligible compensation. At the end of each offering period, employees are able to purchase shares at 85% of the lower of the fair market value of its common stock at the beginning of the offering period or at the end of each applicable offering period. The occurrence and duration of offering periods under the ESPP are subject to the determinations of the Company's Compensation Committee, in its sole discretion. The Company has not yet commenced any enrollment periods under the ESPP.

In January 2023, the number of shares of common stock available for issuance under the ESPP was increased by 556,282 to 1,602,719 shares as a result of the automatic increase provision in the ESPP.

Stock-Based Compensation

The weighted-average grant date fair values of the stock options granted were $7.52, $6.19 and $2.26 per share for the years ended December 31, 2022, 2021 and 2020, respectively.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at the grant dates with the following assumptions for options granted during 2022, 2021 and 2020 fiscal years:

	December 31,		
	2022	2021	2020
Expected term (in years)	6.25	2.1-6.25	2.7 - 3.3
Expected volatility	36.05% - 37.08%	35.57% - 55.60%	37.09% - 51.29%
Risk-free interest rate	1.64% - 4.34%	0.08% - 1.39%	0.18% - 1.53%
Expected dividend yield	0.00%	0.00%	0.00%

Stock-based compensation expense is reflected in the statements of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Sales and marketing expense	$ 2,928	$ 1,231	$ 479
Research and development expense	697	475	199
General and administrative expense	4,486	1,703	241
Total	$ 8,111	$ 3,409	$ 919

As of December 31, 2022, there was $12.8 million of unrecognized stock-based compensation expense related to common stock options, which the Company expects to recognize over a weighted-average period of 2.3 years. As of December 31, 2022, there was $7.8 million of unrecognized stock-based compensation expense related to RSAs and RSUs, which the Company expects to recognize over a weighted-average period of 3.3 years.

The total grant date fair value of shares vested during the years ended December 31, 2022, 2021 and 2020 were $5.3 million, $2.0 million and $0.9 million, respectively.

11. Employee Benefit Plan

Effective as of January 2021, the Company began sponsoring a 401(k) profit sharing plan trust for its employees who satisfy certain eligibility requirements. An employee will be eligible to become a participant in the plan for purposes of (i) elective deferrals and matching contributions after completing 3 consecutive months of service beginning on the employee's date of hire and (ii) employer profit sharing contributions after completing 1 year of service.

The Company matches employee contributions to the 401(k) plan at a rate equal to 100% of the first 3% of the employee's pre-tax salary contributed and 50% of any additional contributions, including and up to 5% of the employee's pre-tax salary. Participants vest in their Company matching contributions after 90 days of service and in any potential future nonelective contributions by the Company on a one-to-six year graded vesting schedule.

Employer contributions under this plan were $1.0 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively.

12. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders which is computed by dividing the net loss attributable to common stockholders by the weighted- average number of shares of common stock outstanding for the period. As the Company reported a net loss for the years ended December 31, 2022, 2021 and 2020, respectively, basic net loss per share attributable to common stockholders was the same as diluted net loss per share attributable to common stockholders as the inclusion of potentially dilutive shares would have been antidilutive if included in the calculation (in thousands, except share and per share amounts):

| | Years Ended December 31, | | |
	2022	2021	2020
Numerator			
Net loss	$ (42,815)	$ (20,552)	$ (3,668)
Adjust: Convertible preferred stock cumulative and undeclared dividends	—	(196)	(640)
Net loss attributable to common stockholders	(42,815)	(20,748)	(4,308)
Denominator			
Weighted-average common stock outstanding, basic and diluted	55,276,834	48,415,679	37,068,965
Net loss per share attributable to common stockholders, basic and diluted	$ (0.77)	$ (0.43)	$ (0.12)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an antidilutive impact due to the Company's net loss, in common stock equivalent shares:

| | December 31, | | |
	2022	2021	2020
Series A convertible preferred stock outstanding	—	—	6,687,475
Warrants to purchase Class A common stock	—	—	713,330
Common stock options issued and outstanding	7,150,755	7,464,580	8,081,828
Unvested full value awards	595,048	29,024	—
Total	7,745,803	7,493,604	15,482,633

13. Subsequent Events

On February 10, 2023, the Company completed a public offering of 5,476,190 shares of its common stock, which included the exercise in full of the underwriters' option to purchase additional shares, at a price to the public of $21.00 per share. This offering resulted in net proceeds of approximately $107.5 million after deducting underwriting discounts and commissions of $6.9 million and offering expenses payable by the Company of approximately $0.6 million.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our Chief Executive Officer and our Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) before filing this Annual Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control–Integrated Framework (2013 Framework). Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

Attestation Report on Internal Control over Financial Reporting

As an emerging growth company, under Section 103 of the JOBS Act, we are not required to provide, and this report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting.

Changes in internal control over financial reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent limitation on the effectiveness of internal control

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of our code of conduct is available on our principal corporate website at www.treace.com in the Investors section under "Corporate Governance". We intend to post any required disclosures regarding an amendment to, or waiver from, a provision of our code of conduct on the same website.

The information required by this item is incorporated by reference from our definitive Proxy Statement to be filed with the SEC in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference from our definitive Proxy Statement to be filed with the SEC in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference from our definitive Proxy Statement to be filed with the SEC in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference from our definitive Proxy Statement to be filed with the SEC in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 14. Principal Accounting Fees and Services.

Our independent registered public accounting firm is GRANT THORNTON LLP, Jacksonville, FL, Auditor Firm ID: 248.

The information required by this item is incorporated by reference from our definitive Proxy Statement to be filed with the SEC in connection with our 2023 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2022.

Item 15. Exhibits, Financial Statement Schedules.

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

(1)   FINANCIAL STATEMENTS

Our financial statements are listed in the "Index to the Financial Statements" under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(2)   FINANCIAL STATEMENT SCHEDULES

All schedules to the financial statements are omitted because they are not applicable, not material or the required information is shown in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(3)   EXHIBITS

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Treace Medical Concepts, Inc.	8-K	001-40355	3.1	4-27-21	
3.2	Amended and Restated Bylaws of the Treace Medical Concepts, Inc.	8-K	001-40355	3.2	4-27-21	
4.1	Form of Common Stock Certificate	S-1/A	333-254863	4.2	4-19-21	
4.2	Description of common stock of Treace Medical Concepts, Inc.	10-K	001-40355	4.2	3-4-22	
10.1+	Offer Letter Agreement by and between Treace Medical Concepts, Inc. and Mark L. Hair dated as of September 11, 2020.	S-1	333-254863	10.9	3-30-21	
10.2+	Change in Control Severance Agreement by and between Treace Medical Concepts, Inc. and John T. Treace	S-1/A	333-254863	10.13	4-19-21	
10.3+	Change in Control Severance Agreement by and between Treace Medical Concepts, Inc. and Mark Hair	S-1/A	333-254863	10.6	4-19-21	
10.4+	Change in Control Severance Agreement by and between Treace Medical Concepts, Inc. and Aaron Berutti	10-Q	001-40355	10.2	11-4-21	
10.5+	Change in Control Severance Agreement by and between Treace Medical Concepts, Inc. and Scot Elder	10-K	001-40355	10.7	3-4-22	
10.6+	Change in Control Severance Agreement by and between Treace Medical Concepts, Inc. and Sean F. Scanlan	10-Q	001-40355	10.7	8-5-21	
10.7+	Form of Indemnification Agreement for directors and executive officers.	S-1/A	333-254863	10.1	4-19-21	
10.8+	2014 Stock Plan, as amended.	S-1	333-254863	10.2(a)	3-30-21	

10.9+	Form of Stock Option Agreement for Directors under 2014 Stock Plan	S-1	333-254863	10.2(b)	3-30-21	
10.10+	Form of Stock Option Agreement for Employees under 2014 Stock Plan	S-1	333-254863	10.2(c)	3-30-21	
10.11+	Form of Notice of Option Exercise under 2014 Stock Plan.	S-1	333-254863	10.2(d)	3-30-21	
10.12+	2021 Incentive Award Plan and related form agreements	S-1/A	333-254863	10.3	4-19-21	
10.13+	2021 Employee Stock Purchase Plan.	S-1/A	333-254863	10.11	4-19-21	
10.14+	Non-Employee Director Compensation Policy					X
10.15	Form of Product Development Royalty Agreement.	S-1	333-254863	10.12	3-30-21	
10.16	Credit and Security Agreement (Revolving Loan) dated as of April 29, 2022, by and among Treace Medical Concepts, Inc. and Midcap Funding IV Trust.	10-Q	001-40355	10.1	8-10-22	
10.17	Credit and Security Agreement (Term Loan) dated as of April 29, 2022 by and among Treace Medical Concepts, Inc. and Midcap Financial Trust.	10-Q	001-40355	10.2	8-10-22	
10.18	Amendment to Credit and Security Agreement (Revolving Loan) dated as of April 29, 2022, by and among Treace Medical Concepts, Inc. and Midcap Funding IV Trust	10-Q	001-40355	10.1	11-9-22	
10.18	Amendment to Credit and Security Agreement (Term Loan) dated as of April 29, 2022 by and among Treace Medical Concepts, Inc. and Midcap Financial Trust	10-Q	001-40355	10.2	11-9-22	
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (included on signature page hereto).					
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1#	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2#	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+ Indicates management contract or compensatory plan.

_____

The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the U.S. Securities and Exchange Commission and are not to be incorporated by reference into any filing of Treace Medical Concepts, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Treace Medical Concepts, Inc.

Date: March 8, 2023	By:	/s/ John T. Treace
		Name: John T. Treace
		Title: Chief Executive Officer (Principal Executive Officer)

Date: March 8, 2023	By:	/s/ Mark L. Hair
		Name: Mark L. Hair
		Title: Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Treace, Mark L. Hair, and Scot M. Elder, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John T. Treace John T. Treace	Chief Executive Officer, Founder and Director (Principal Executive Officer)	March 8, 2023
/s/ Mark L. Hair Mark L. Hair	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 8, 2023
/s/ James T. Treace James T. Treace	Chairman of the Board of Directors	March 8, 2023
/s/ F. Barry Bays F. Barry Bays	Director	March 8, 2023
/s/ John K. Bakewell John K. Bakewell	Director	March 8, 2023
/s/ Lance W. Berry Lance W. Berry	Director	March 8, 2023
/s/ Lawrence W. Hamilton Lawrence W. Hamilton	Director	March 8, 2023
/s/ Deepti Jain Deepti Jain	Director	March 8, 2023
/s/ Elizabeth S. Hanna Elizabeth S. Hanna	Director	March 8, 2023
/s/ Jane E. Kiernan Jane E. Kiernan	Director	March 8, 2023
/s/ Richard W. Mott Richard W. Mott	Director	March 8, 2023
/s/ Thomas E. Timbie Thomas E. Timbie	Director	March 8, 2023



April 4, 2023

Dear Fellow Stockholder:

You are cordially invited to attend the 2023 Annual Meeting of Stockholders of Treace Medical Concepts, Inc., a Delaware corporation ("TMCI" or the "Company") to be held virtually on Tuesday, May 23, 2023, at 11:00 a.m., Eastern Time. We are pleased to announce that this year's annual meeting will be a virtual meeting via live webcast on the internet. You will be able to attend the annual meeting, vote and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/TMCI2023.

We are furnishing proxy materials to our stockholders over the internet. You may read, print and download our 2022 annual report to stockholders on Form 10-K and our proxy statement at http://materials.proxyvote.com/89455T. On or about April 4, 2023, we will begin mailing our stockholders a notice containing instructions on how to access these materials and how to vote their shares. The notice provides instructions on how you can request a paper copy of these materials by mail, by telephone or by email. If you requested your materials via email, the email contains voting instructions and links to the materials on the internet.

You may vote your shares before the annual meeting by regular mail, telephone or online, or you may vote online during the annual meeting. The annual meeting is being held so that stockholders may consider the election of directors and the ratification of the appointment of Grant Thornton LLP as TMCI's independent registered public accounting firm for the year ending December 31, 2023.

The Company's board of directors has determined that the matters to be considered at the annual meeting are in the best interests of the Company and its stockholders. For the reasons set forth in the proxy statement, our board of directors unanimously recommends a vote "FOR" each matter to be considered.

On behalf of the board of directors, the officers and employees of TMCI, I would like to take this opportunity to thank our stockholders for their continued support of TMCI. We look forward to seeing you at the meeting.

Sincerely,

John T. Treace
Chief Executive Officer, Director and Founder

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY given that the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Treace Medical Concepts, Inc., a Delaware corporation (the "Company"), will be held by means of a virtual webcast at 11:00 a.m., Eastern Time, on Tuesday, May 23, 2023.

At or before the Annual Meeting, stockholders are invited to consider and vote upon the following matters:

1. Election of the three nominees for Class II directors to serve for a three-year term of office expiring at the 2026 annual meeting of stockholders or until a successor has been duly elected and qualified;

2. Ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023; and

3. Transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements.

These proposals are more fully described in the Proxy Statement following this Notice.

The board of directors of the Company recommends that you vote "**FOR**" the election of all three nominees to serve as directors of the Company and "**FOR**" the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

The board of directors has fixed the close of business on March 27, 2023 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting. Only stockholders of record at the close of business on that date will be entitled to vote at the Annual Meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE VIRTUAL ANNUAL MEETING, WE ENCOURAGE YOU TO READ THE ACCOMPANYING PROXY STATEMENT AND OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022, AND SUBMIT YOUR PROXY AS SOON AS POSSIBLE USING ONE OF THE THREE CONVENIENT VOTING METHODS DESCRIBED IN THE "INFORMATION ABOUT THE PROXY PROCESS AND VOTING" SECTION IN THE PROXY STATEMENT. IF YOU RECEIVE MORE THAN ONE SET OF PROXY MATERIALS OR NOTICE OF INTERNET AVAILABILITY BECAUSE YOUR SHARES ARE REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY SHOULD BE SIGNED AND SUBMITTED TO ENSURE THAT ALL OF YOUR SHARES WILL BE VOTED.

By Order of the Board of Directors,



Scot M. Elder
Chief Legal and Compliance Officer,
Corporate Secretary

April 4, 2023

YOUR VOTE IS IMPORTANT

Please vote via the internet or telephone.
Internet: www.proxyvote.com
Phone: 1-800-690-6903

**Important Notice Regarding the Internet Availability of Proxy Materials
for the Annual Meeting of Stockholders to be held on May 23, 2023 at 11:00 am ET
via live webcast at www.virtualshareholdermeeting.com/TMCI2023.**

**This proxy statement and our Annual Report on Form 10-K for the fiscal year ended
December 31, 2022 are available at http://materials.proxyvote.com/89455T.**

TABLE OF CONTENTS



PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
May 23, 2023

ABOUT THE MEETING

We have sent you this proxy statement and the enclosed proxy card because our board of directors (the "Board") is soliciting your proxy for the 2023 Annual Meeting of Stockholders (the "Annual Meeting") of Treace Medical Concepts, Inc., a Delaware corporation (the "Company", "TMCI", "we", "us" or "our") and at any adjournment, continuation or postponement of the meeting for the purposes described in this proxy statement and the accompanying Notice of 2023 Annual Meeting of Stockholders.

- This proxy statement summarizes information about the proposals to be considered at the Annual Meeting and other information you may find useful in determining how to vote.

- The proxy card is the means by which you authorize another person to vote your shares in accordance with your instructions.

The Annual Meeting will occur on May 23, 2023 at 11:00 a.m., Eastern Time, in a virtual meeting via live webcast on the internet. If you held shares of our common stock as of the close of business on the record date, March 27, 2023 (the "Record Date"), you are invited to attend the meeting at www.virtualshareholdermeeting.com/TMCI2023 and vote on the proposals described in this proxy statement. There will be no physical meeting location.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews. We may retain outside consultants to solicit proxies on our behalf as well. All costs of solicitation of proxies will be borne by us. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

On or about April 4, 2023, we will begin mailing a Notice of Internet Availability of Proxy Materials (the "Internet Notice") to our stockholders. The Internet Notice provides instructions on how to access the proxy materials over the internet, including our proxy statement, Notice of 2023 Annual Meeting of Stockholders, proxy card and our 2022 Annual Report on Form 10-K ("2022 Annual Report"). The Internet Notice will also describe how to vote by mail, telephone or online and, if desired, how to receive a printed set of proxy materials. If you requested your materials via email, the email contains voting instructions and links to the materials on the internet. In addition, we have provided brokers, dealers, banks, voting trustees, and their nominees, at our expense, with additional copies of our proxy materials and the Form 10-K so that our record holders can supply these materials to the beneficial owners of shares of our common stock as of the Record Date. The Form 10-K is also available in the "Financial Information" section of our website at https://investors.treace.com.

QUESTIONS AND ANSWERS
ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a Notice of Internet Availability of Proxy Materials in the mail instead of a full set of proxy materials?

Under rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you the Internet Notice. The Internet Notice will instruct you as to how you may access and review the proxy materials on the internet and, if desired, how to request a printed set of proxy materials. In addition, by following the instructions in the Internet Notice, you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We believe that these rules allow us to conserve natural resources and reduce our costs of printing and delivering proxy materials, while providing a convenient method for stockholders to access the materials and vote.

To request that a full set of the proxy materials be sent to your specified postal address, you may use any of these three methods: (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. Please have your proxy card in hand when you access the website or call and follow the instructions provided. Please submit such request by May 8, 2023.

What does it mean if I receive more than one Notice?

If you receive more than one Internet Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Internet Notices to ensure that all your shares are voted.

What is the date, time and place of the Annual Meeting?

The Annual Meeting will be held on Tuesday, May 23, 2023, beginning at 11:00 a.m., Eastern Time. We are pleased to announce that this year's Annual Meeting will be a virtual meeting via live webcast on the internet. You will be able to attend the Annual Meeting, vote and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/TMCI2023 and entering the 16‑digit control number included in the Internet Notice, on your proxy card or in the instructions that accompanied your proxy materials. There will be no physical meeting location.

What am I voting on?

There are two matters scheduled for a vote at the Annual Meeting:

- *Proposal No. 1*—To elect three Class II directors named in this proxy statement to serve for a three-year term of office expiring at the 2026 annual meeting of stockholders or until a successor has been duly elected and qualified.

- *Proposal No. 2*—To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

For Proposal No. 1, you may either vote "For" the nominee to the Board or you may "Withhold" your vote. For Proposal No. 2, you may vote "For" or "Against" or abstain from voting.

What if another matter is properly brought before the Annual Meeting?

If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment. As of the date of this Proxy Statement, the Board did not know of any other business to be presented for consideration at the Annual Meeting.

What are the Board's recommendations?

Our Board recommends a vote "**FOR**" the election of the respective nominees for director named in this proxy statement (Proposal No. 1); and "**FOR**" the ratification of the selection of Grant Thornton LLP (Proposal No. 2).

Who is entitled to vote at the meeting?

Only our stockholders of record at the close of business on March 27, 2023 , the Record Date for the Annual Meeting, are entitled to receive notice of and to participate in the Annual Meeting. As of the Record Date, there were 61,274,328 shares of common stock outstanding, all of which are entitled to be voted at the Annual Meeting.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares and the Internet Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or vote in person at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Internet Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you wish to vote your shares at the Annual Meeting rather than submitting a voting instruction form to your broker, follow the instructions from your broker. Beneficial owners are also invited to attend the Annual Meeting.

What are the voting rights of the holders of our common stock?

Holders of common stock are entitled to one vote per share on each matter that is submitted to stockholders for approval.

How can I vote my shares without attending the Annual Meeting?

You may submit a proxy by telephone, via the internet or by mail. The procedures for voting depend on whether you are the stockholder of record or are held by a bank, broker or other nominee (referred as being held in "street name").

- ***Submitting a Proxy by Telephone***: If you are a stockholder of record, you can submit your proxy by dialing toll-free 1-800-690-6903 using a touch-tone phone and following the recorded instructions. You will be asked to provide the company number and control number from the Internet Notice or proxy card. Your vote must be received by 11:59 p.m. Eastern Time on May 22, 2023 to be counted. If your shares are held in the name of a broker, bank or other nominee, follow the telephone voting instructions, if any, provided on your voting instruction card.

- ***Submitting a Proxy via the Internet***: You may submit your proxy or voting instructions over the internet by following the instructions on the proxy card or voting instruction form.

- ***Submitting a Proxy by Mail***: You can submit your proxy or voting instructions by completing and signing the separate proxy card or voting instruction form you received and mailing it in the accompanying prepaid and addressed envelope.

By casting your vote in any of the three ways listed above, you are authorizing the individuals named in the proxy to vote your shares in accordance with your instructions. All shares that have been properly voted, and not revoked, will be voted at the Annual Meeting. If you sign and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

If you access the virtual Annual Meeting using your 16-digit control number, you may withdraw a prior proxy and vote online during the Annual Meeting if you so choose. For more information on how to revoke a proxy, see "Can I change my vote after submitting my proxy?"

If you request a proxy card, please mark, sign and date the proxy card when received and return it promptly in the self-addressed, stamped envelope we will provide. If you hold your shares in a broker nominee and you wish to vote at the Annual Meeting, you must obtain your 16-digit control number to access the meeting as a stockholder.

How are votes counted?

Votes will be counted by the inspector of election, Broadridge Financial Solutions, Inc. ("Broadridge") appointed for the Annual Meeting, who will separately count, for Proposal No. 1, votes "For," "Withhold" and broker non-votes, and, with respect to Proposal No. 2, votes "For" and "Against," as well as abstentions. If you are a stockholder of record, your executed proxy card is returned directly to Broadridge for tabulation. As noted above, if you hold your shares through a broker, your broker returns one proxy card to Broadridge on behalf of all its clients.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of common stock representing a majority of the combined voting power of the outstanding shares of stock on the Record Date will constitute a quorum, permitting the meeting to conduct its business. As of the Record Date, there were 61,274,328 shares of common stock outstanding, all of which are entitled to be voted at the Annual Meeting.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote online at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting or represented by proxy may adjourn the Annual Meeting to another date.

What if another matter is properly brought before the Annual Meeting?

If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment. As of the date of this proxy statement, the Board did not know of any other business to be presented for consideration at the Annual Meeting.

If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

If you are a stockholder of record and do not vote by completing your proxy card, by telephone, via the internet, by mail or online at the Annual Meeting, your shares will not be voted.

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted as recommended by the Board.

If I am a beneficial owner of shares held in street name and I do not provide my broker, bank or other nominee with voting instructions, what happens?

If you are a beneficial owner of shares held in street name and do not provide the broker, bank or other nominee that holds your shares with specific voting instructions, then such broker may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Proposal No. 2, the ratification of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, is considered a routine matter. A broker or other nominee may generally vote in their discretion on routine matters, and therefore no broker non-votes are expected in connection with Proposal No. 2.

Proposal No. 1, the director election, is considered a non-routine matter. If the broker, bank or other nominee that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that nominee will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1.

How many votes are needed to approve each proposal?

- *Proposal No. 1*—For the director election, the nominees receiving the most "For" votes from the holders of shares present or represented by proxy and entitled to vote on the election of directors will be elected.

Only votes "For" will affect the outcome. Broker non-votes and abstentions will have no effect on the outcome of Proposal No. 1.

- ***Proposal No. 2***—To ratify of the selection of Grant Thornton LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, the proposal must receive "For" votes from the holders of a majority of shares present or represented by proxy and entitled to vote on the matter. If you "Abstain" from voting, it will have the same effect as an "Against" vote. This is a routine proposal, and therefore we do not expect any broker non-votes.

Can I change my vote after submitting my proxy?

Yes. Proxies may be revoked at any time before they are exercised at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- Vote again on a later date by telephone or internet (only your last telephone or internet proxy will be counted) before 11:59 p.m., Eastern Time, on May 22, 2023;

- Submit a properly signed proxy card with a later date that is received no later than 11:59 p.m. Eastern Time on May 22, 2023;

- Send a timely, written notice that you are revoking your proxy to our Corporate Secretary at 100 Palmetto Park Place, Ponte Vedra, FL 32081; or

- Attending the Annual Meeting and voting online. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

For shares held beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker or other nominee following the instructions it has provided, or, if you have obtained a 16-digit control number included on your Internet Notice, on your proxy card or on the instructions that accompanied your proxy materials, by attending the Annual Meeting and voting online.

How can I attend the Annual Meeting online?

To join the Annual Meeting online, visit www.virtualshareholdermeeting.com/TMCI2023 and log in as a "stockholder" with your 16-digit control number included on your Internet Notice, on your proxy card or on the instructions that accompanied your proxy materials. See *"What if I did not receive a 16-digit control number?"* for more instructions.

When can I join the virtual Annual Meeting?

The meeting will begin promptly at 11:00 a.m., Eastern Time on Tuesday, May 23, 2023. You may access the meeting platform beginning at 10:45 a.m. Eastern Time, and we encourage you to join in advance of the meeting start time to allow sufficient time to log in and confirm your connection and audio are working properly.

Can I ask questions during the virtual Annual Meeting?

Yes. If you are logged in as a "stockholder" at the virtual Annual Meeting, you will have an opportunity to submit questions live via the internet during a designated portion of the virtual Annual Meeting. Once you are logged in, type your question into the question box and click "submit."

Subject to time constraints, we intend to answer questions pertinent to the Company and meeting matters submitted by stockholders during the Annual Meeting that comply with our rules of conduct for the Annual Meeting, which will be posted on the meeting website during the meeting as well as on the Investors section of our website before the meeting.

How do I vote during the virtual Annual Meeting?

You will have an opportunity to vote your shares electronically during a designated portion of the virtual Annual Meeting after logging in as a "stockholder" with your 16-digit control number at www.virtualshareholdermeeting.com/TMCI2023. Whether or not you plan to join the Annual Meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.

Internet proxy voting is provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

What if I lost my 16-digit control number?

You will be able to log into the virtual Annual Meeting as a guest. To join the meeting webcast, visit www.virtualshareholdermeeting.com/TMCI2023 and register as a guest. If you log in as a guest, you will not be able to vote your shares or ask questions during the meeting.

What if I did not receive a 16-digit control number?

If you are a beneficial owner of shares held in street name and did not receive a 16-digit control number on the Internet Notice, on your proxy card or on the instructions that accompanied your proxy materials, please contact your broker, bank or other nominee well in advance of the Annual Meeting for instructions on how to obtain a 16-digit control number and access the virtual meeting as a "stockholder." Instructions should also be provided on the voting instruction form provided by your broker, bank or other nominee. Without first obtaining your 16-digit control number and logging in as a "stockholder," you will still be able to attend the meeting by logging in as a guest, however, you will not be able to vote your shares or ask questions during the meeting.

What if I have technical difficulties?

On the meeting day, if you have trouble accessing the virtual meeting platform or encounter other technical difficulties with the platform before or during the meeting, please call the technical support number posted on the Annual Meeting login page at www.virtualshareholdermeeting.com/TMCI2023. Technical support information will also be available on www.virtualshareholdermeeting.com/TMCI2023 prior to the meeting day.

Will a list of stockholders be available for inspection prior to and during the meeting?

Yes. A list of stockholders will be available at our headquarters at 100 Palmetto Park Place, Ponte Vedra, FL 32081, for a period of ten days before the Annual Meeting and at the Annual Meeting itself for examination by any stockholder. In addition, the list will be available for inspection online during the virtual Annual Meeting if you logged in as a "stockholder" with your 16-digit control number.

Who pays for costs relating to the proxy materials and Annual Meeting?

The costs of preparing, assembling and mailing this proxy statement, the Notice of Annual Meeting of Stockholders and the enclosed Annual Report and proxy card, along with the cost of posting the proxy materials on a website, are to be borne by us. In addition to the use of mail, our directors, officers and regular employees may solicit proxies personally and by telephone, facsimile and other electronic means. They will receive no compensation in addition to their regular salaries or stipends. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. We may reimburse these persons for their expenses in so doing.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a current report on Form 8-K within four business days after the Annual Meeting, we intend to file a current report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amended report on Form 8-K to disclose the final results.

When are stockholder proposals due for next year's Annual Meeting?

Stockholders wishing to include proposals in the proxy materials in relation to our annual meeting of stockholders to be held in 2023 must submit the proposal in writing so that it is received by the Company on or before December 6, 2023. Proposals should be addressed to Treace Medical Concepts, Inc., 100 Palmetto Park Place, Ponte Vedra, FL 32081, Attention: Corporate Secretary. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") relating to stockholders' proposals and with the procedures set forth in our amended and restated bylaws (the "Bylaws"). Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and proxy relating to the 2024 annual meeting of stockholders any stockholder proposal which may be omitted from the proxy materials according to applicable regulations of the SEC in effect at the time the proposal is received.

Pursuant to the Bylaws, in order for a stockholder to present a proposal for next year's annual meeting, other than proposals to be included in the proxy materials as described above, or to nominate a director, you must do so between January 24, 2024, and February 23, 2024; provided that if the date of that annual meeting is more than 30 days before or more than 60 days after May 23, 2024, you must give notice not later than the 90th day prior to the annual meeting date or, if later, the 10th day following the day on which public disclosure of the annual meeting date is first made. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. In addition to satisfying the requirements under our Bylaws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than March 24, 2024.

Implications of being an "emerging growth company".

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements. These reduced reporting requirements include reduced disclosure about our executive compensation arrangements and no non-binding advisory votes on executive compensation.

We will remain an emerging growth company until the earlier of: (i) December 31, 2026, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

DIRECTORS AND NOMINEES

The following table sets forth information, as of March 27, 2023, regarding our directors.

Name	Age	Title
James T. Treace [3]	77	Chairman of the Board and Director
John K. Bakewell [1][3]	61	Director, Audit Committee Chair
F. Barry Bays [2][4]	76	Director
Lance A. Berry [1]	50	Director
Lawrence W. Hamilton [1][2]	65	Director, Compensation Committee Chair
Elizabeth S. Hanna [2][3]	58	Director
Deepti Jain [1][3]	55	Director, Nominating, Compliance and ESG Committee Chair
Jane E. Kiernan [2]	62	Director
Richard W. Mott [2]	64	Director
Thomas E. Timbie [1][4]	65	Director
John T. Treace	51	Chief Executive Officer, Founder and Director

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating, Compliance and ESG Committee.
(4) Messrs. Bays and Timbie have informed us that each will not stand for re-election when his current term expires on the date of the Annual Meeting.

Nominees for Election to a Three-Year Term Expiring at the 2026 Annual Meeting of Stockholders

In connection with the expiration of Messrs. Bays' and Timbie's current term at the Annual Meeting and in order to achieve an equal balance of directors among the three classes on the Board, the Board approved the reclassification of Ms. Kiernan to be a Class II director, effective immediately before the Annual Meeting. Accordingly, Ms. Kiernan will stand for election as a Class II director at the Annual Meeting.

Lance A. Berry has served as a member of our Board since October 2022. From December 2002 until its acquisition by Stryker Corporation (NYSE: SYK) in November 2022, Mr. Berry worked for Wright Medical Group, Inc., joining in 2002 as Corporate Controller and being promoted to various roles culminating in the roles of Senior Vice President and Chief Financial Officer from December 2009 to January 2019 and Executive Vice President, Chief Financial and Operations Officer from January 2019 to November 2020. Before joining Wright Medical, he was an accountant in the auditing division of Arthur Andersen, LLP, from 1995 to 2002. He currently serves on the board of directors of Vapotherm Inc. (NYSE: VAPO), a publicly traded developer and manufacturer of advanced respiratory technology, and Priveterra Acquisition Corp. (NASDAQ: PGMG), a publicly traded medical technology special purpose acquisition company. Mr. Berry is a Certified Public Accountant (inactive) and holds both a bachelor's degree and a master's degree in accounting from the University of Mississippi. We believe that Mr. Berry is qualified to serve on our Board due to his extensive financial and managerial experience as a senior financial executive of a publicly traded medical device company, as well as his experience serving on the board of directors of other medical technology companies.

Elizabeth "Betsy" S. Hanna has served as a member of our Board since October 2021. Since March 2022, Ms. Hanna has served as Executive Vice President and Chief Commercial Officer of Agendia, Inc., a provider of molecular diagnostic test solutions. Before joining Agendia, she served as President and Chief Executive Officer and a board member of Clinical Genomics, Inc., a provider of cancer diagnostic solutions, since January 2019. From October 2018 until her promotion, she was Chief Commercial Officer of Clinical Genomics. From December 2014 to September 2018, she served as President and Chief Operating Officer of Origin, Inc., a clinical-stage biotech company. From 2006 to April 2014, Ms. Hanna held positions of increasing responsibility at Johnson & Johnson (NYSE: JNJ), including most recently as Vice President, Global Strategic Marketing – Acuvue Brand from October 2012 to April 2014. She also served as a member of the Global Management Board for J&J Vision Care from October 2012 to April 2014. Ms. Hanna holds a BS in Chemical Engineering from the University of Illinois and an MBA from Harvard Business School. We believe that Ms. Hanna is qualified to serve on our Board due to her experience at developing company strategies, operational plans, leadership teams, and performance management systems to commercialize innovative medical therapies, including as a chief executive officer.

Jane E. Kiernan has served as a member of our Board since October 2022. Ms. Kiernan has served as the Chief Executive Officer of Surgimatix, Inc., a privately held medical device company, since February 2022, after having served as its Chief Business Officer from May 2020 until February 2022. In January 2018, Ms. Kiernan cofounded K2 Biotechnology Ventures, an organization engaged in developing and commercializing university and medical center innovations. From October 2010 to May 2017, Ms. Kiernan served as the Chief Executive Officer of Salter Labs Inc., a manufacturer of specialty respiratory and airway management medical devices. From 2000 to 2010, Ms. Kiernan held executive and general management positions with both Baxter Healthcare Corporation (NYSE: BAX). She currently serves on the board of directors of Axonics, Inc. (NASDAQ: AXNX), a publicly traded medical technology company developing products for women with bladder and bowel dysfunction, as well as Surgimatix. She previously served on the board of directors of Salona Global Medical Device Corp (TSXV: SGMD), a publicly traded medical device company; Endologix, Inc. (OTC: ELGXQ), a publicly traded provider of minimally invasive treatments of aortic disorders; and American Medical Systems, a publicly traded life sciences company acquired by Endo Pharmaceuticals. Ms. Kiernan holds a BS in business from Southern Methodist University. We believe that Ms. Kiernan is qualified to serve on our Board due to her experience as an executive, including as a chief executive officer, leading medical device companies, as well as her experience serving on the board of directors of other medical technology companies.

Class III Directors whose terms in office expire at the 2024 Annual Meeting of Stockholders

John K. Bakewell has served as a member of our Board since November 2020. From January 2016 to November 2016, Mr. Bakewell served as the Chief Financial Officer of Exact Sciences Corporation (NASDAQ: EXAS), a molecular diagnostics company. From June 2014 to December 2015, he served as Chief Financial Officer of Lantheus Holdings, Inc. (NASDAQ: LNTH), a diagnostic medical imaging company. Mr. Bakewell has also previously served at Interline Brands, Inc., RegionalCare Hospital Partners, Wright Medical Group, Inc., which was acquired by Stryker Corporation (NYSE: SYK) in November 2020, Cyberonics, Inc., now part of LivaNova PLC (NASDAQ:LIVN), Altra Energy Technologies, Inc. and ZEOS International, Ltd. Mr. Bakewell has served as a member of the board of directors of Neuronetics, Inc. (NASDAQ: STIM), a medical technology company, since May 2020 and Xtant Medical Holdings, Inc. (NYSE MKT: XTNT), a medical device company, since February 2018. Mr. Bakewell has served on the board of directors of Impulse Dynamics, N.V., a privately held medical device company offering a therapy for heart failure patients, since November 2021. Mr. Bakewell also previously served as a member of the board of directors of Entellus Medical, Inc., now part of Stryker Corporation (NYSE: SYK), ev3 Inc., now part of Medtronic plc (NYSE: MDT) and Corindus Vascular Robotics, Inc., now a Siemens Healthineers company. Mr. Bakewell holds a BA in Accounting from the University of Northern Iowa and is a certified public accountant (current status inactive). We believe that Mr. Bakewell is qualified to serve on our Board due to his extensive financial and managerial experience as a senior executive of several publicly traded medical technology companies, as well as his experience serving on the board of directors of other medical technology companies.

Richard W. Mott has served as a member of our Board since March 2015. Mr. Mott has served as the Principal of Walkabout Consulting LLC, a management consulting and private equity firm, since January 2009 and served as the Chairman and Interim Chief Executive Officer of Endologix, LLC, a medical device company, from October 2020 through November 2021. From March 2010 until August 2021, Mr. Mott was a Director and Owner of VFD Technologies, a private equity firm that invests in high performance materials and medical device manufacturing businesses. From September 2002 to November 2007, Mr. Mott served as President and Chief Executive Officer of Kyphon Inc., a global medical device company, including through its acquisition by Medtronic plc (NYSE: MDT). From 1993 to 2002, Mr. Mott held various management positions at Wilson Greatbatch Technologies, Inc. and Bristol-Myers Squibb Co. (NYSE: BMY). From May 2008 to December 2017, Mr. Mott served as chairman of the board of directors of Silk Road Medical, Inc. (NASDAQ: SILK), a medical device company. Mr. Mott currently serves on the board of various private companies, including the medical device companies Endologix, LLC, Relievant Medsystems, Inc., CeQur Corporation and Arsenal Medical, Inc. He holds a BS in Ceramic Engineering from Alfred University and is a graduate of Harvard University's Advanced Management Program. We believe that Mr. Mott is qualified to serve on our Board due to his extensive experience leading medical device companies from the early stages of development to liquidity events.

John T. Treace founded Treace Medical Concepts in 2014 and has served as our Chief Executive Officer and a member of our Board since our inception. Before that, Mr. Treace served as Senior Vice President of U.S. Sales and Global Marketing from January 2010 to January 2013, as Vice President, Biologics and Extremities, from January 2003 to December 2009, as Senior Director of Biologics Marketing from July 2001 to June 2003, and as Senior Director of Sales Administration from November 2000 to June 2001 for Wright Medical Group, Inc., a medical device company, which was acquired by Stryker Corporation (NYSE: SYK) in November 2020. Before that, Mr. Treace held positions at Xomed Surgical Products, Inc., including as Director of Marketing from June 1998 to September 2000 and as Senior Product Manager from April 1996 to June 1998. From July 2010 to July 2013, Mr. Treace served on the board of directors of ENTrigue Surgical, which was acquired by Arthrocare Corporation. Mr. Treace holds a BS in Finance from Seattle University. We believe Mr. Treace is qualified to serve on our Board due to his extensive knowledge as our Company's founder and Chief Executive Officer, his prior commercial and general management experience with a market-leading, publicly traded foot and ankle medical device company and his prior experience as a board member for ENTrigue Surgical.

Class I Directors whose terms in office expire at the 2025 Annual Meeting of Stockholders

Lawrence W. Hamilton has served as a member of our Board since November 2020. Mr. Hamilton has served as an Executive Coach and Adjunct Faculty with the Center for Creative Leadership at Eckerd College since September 2008. From July 1993 to July 2006, Mr. Hamilton served in various roles at Tech Data Corporation, most recently as Senior Vice President, Human Resources. From 1991 to 1993, Mr. Hamilton served as Vice President of Human Resources and Administration at Linvatec. From 1985 to 1991, Mr. Hamilton served in a variety of human resource management positions at Bristol-Myers Squibb Company (NYSE: BMY). Mr. Hamilton has also previously served as a member of the board of directors of Wright Medical Group, Inc., which was acquired by Stryker Corporation (NYSE: SYK) in November 2020, and HomeBanc Mortgage (NYSE: HBMC). Mr. Hamilton holds a BA in Political Sciences from Fisk University, an MPA (Labor) Policy from the University of Alabama and an Ed.S. in Human Resources Development from George Washington University. Mr. Hamilton is a certified Senior Professional in Human Resources and holds the Certified Compensation Professional designation from the American Compensation Association and the Board Certified Coach credential from the College of Executive Coaching. We believe that Mr. Hamilton is qualified to serve on our Board due to his experience in managing employees, establishing compensation policies and guidelines and serving in board committee roles.

Deepti Jain has served as a member of our Board since October 2021. From January 2019 to December 2020, Ms. Jain served as the President of IngenioRx, Inc., a subsidiary of Anthem, Inc. (NYSE: ANTM). From 2014 to 2018, Ms. Jain served as Senior Vice President and Chief Operating Officer of Anthem Pharmacy Solutions, a division of Anthem, Inc. Ms. Jain served as Chief Financial Officer and Senior Vice President of Finance of the Health Plan Division of Medco Health Solutions Inc. from 2010 to 2012. Ms. Jain has served as a member of the board of directors, audit committee and compliance and reimbursement committee of Tactile Systems Technology, Inc. (NASDAQ: TCMD), a publicly traded medical device company, since January 2021. Ms. Jain holds a BA in Philosophy and Classical Music from Dayanand Anglo Vedic College, an MA in English Literature from Guru Nanak Dev University and an MBA from Zicklin School of Business at Baruch College. We believe that Ms. Jain is qualified to serve on our Board due to her experience in launching fast-growing businesses, including as a chief financial officer and chief operating officer, her expertise in the healthcare industry, and her service on the boards of other publicly traded medical device companies.

James T. Treace has served as the chairman of our Board since July 2014. Mr. Treace has served as the Founder and President of J&A Group, LLC, a privately-funded medical device investment and consulting company, since October 2000. From November 1999 to October 2000, Mr. Treace served as President of Medtronic Xomed, a subsidiary of Medtronic plc (NYSE: MDT). From April 1996 to November 1999, Mr. Treace served as Chief Executive Officer, President and Chairman of the Board of Directors of Xomed Surgical Products, Inc. (NASDAQ: XOMD), until it was acquired by Medtronic plc. From July 1993 to April 1996, Mr. Treace co-founded and served as the Chief Executive Officer and Chairman of the Board at TreBay Medical Corp., an orthopaedic and microsurgical device company. From September 1981 to July 1990, he served as President and Chief Executive Officer of Concept, Inc. (NASDAQ: CCPT), now known as Conmed Linvatec (NYSE: CNMD) and from June 1966 to September 1981 as Executive Vice President of Richards Medical, now known as Smith & Nephew (NYSE: SNN). Mr. Treace previously served as Chairman of the Boards of Kyphon, Inc. (NASDAQ: KYPH), now part of Medtronic plc, Wright Medical Group, Inc. which was acquired by Stryker Corporation (NYSE: SYK) in November 2020, and American Medical Systems, Inc. (NASDAQ: AMMD), now part of Endo Pharmaceuticals (NASDAQ: ENDP). We believe that James T. Treace is qualified to serve on our Board due to his experience as chief executive officer and chairman of the board of publicly traded and privately held medical device companies.

Class II Directors not standing for re-election whose terms in office expire at the 2023 Annual Meeting.

F. Barry Bays has served as a member of our Board since July 2014. From January 2000 to June 2008, he served in various senior leadership roles with Wright Medical Group, Inc., which was acquired by Stryker Corporation (NYSE: SYK) in November 2020, including as Executive Chairman from June 2004 to October 2005, and again from April 2006 to June 2008, and as President and Chief Executive Officer from January 2000 to June 2004, and again from October 2005 to April 2006. From 1996 to 2000, Mr. Bays served as the Chief Operating Officer of Xomed Surgical Products, Inc., which was acquired by Medtronic plc (NYSE: MDT) in 1999. Mr. Bays has also served in leadership roles at TreBay Medical Corp., Concept, Inc., now known as Conmed Linvatec (NYSE: CNMD), and Richards Medical, now known as Smith & Nephew (NYSE: SNN). Mr. Bays holds a BS in Mechanical Engineering from Christian Brothers University. We believe that Mr. Bays is qualified to serve on our Board due to his experience at leading publicly traded and privately held medical device companies, including as a chief executive officer.

Thomas E. Timbie has served as a member of our Board since July 2014 and served as our chief financial officer from July 2014 to October 2015. From January 2005 to June 2005, Mr. Timbie served as the interim Chief Financial Officer of ev3 Inc., a medical device company, which was acquired by Covidien plc and is now part of Medtronic plc (NYSE: MDT), where he helped lead ev3 through its initial public offering. From April 1996 until December 1999, Mr. Timbie served as the Chief Financial Officer of Xomed Surgical Products, Inc., including during its initial public offering in 1996, and continuing in that role until Xomed was acquired by Medtronic plc (NYSE: MDT) in 1999. Mr. Timbie has also previously served as a member of the board of directors of Wright Medical Group, Inc., which was acquired by Stryker Corporation (NYSE: SYK) in November 2020, ev3 Inc., until its acquisition by Covidien plc, and American Medical Systems, Inc., now part of Endo Pharmaceuticals (NASDAQ: ENDP). Mr. Timbie holds a BS in Accounting from the University of Florida, an MBA from Stetson University and is a certified public accountant (current status inactive). We believe that Mr. Timbie is qualified to serve on our Board due to his professional expertise as a chief financial officer and audit committee chairman for several medical device companies, extensive knowledge of the medical device industry and prior experience in leading medical device companies through initial public offerings.

FAMILY RELATIONSHIPS

Two members of our Board as of the date hereof, including our Chief Executive Officer, have a family relationship. John T. Treace, our Chief Executive Officer, is the nephew of our director James T. Treace. There are no family relationships among any of our executive officers. Each of our executive officers serves at the discretion of our Board and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal.

BOARD COMPOSITION

Director Independence

Immediately prior to the Annual Meeting, our Board consists of eleven members. Under the Nasdaq Global Market listing requirements (the "Listing Rules"), independent directors must comprise a majority of a listed company's board of directors within a specified period of time after listing on the Nasdaq Stock Market. The Listing Rule's definition of an independent director includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in any of various types of business dealings with us.

As required by the Listing Rules, our Board has made a subjective determination as to the independence of each director and determined that Directors Bakewell, Bays, Berry, Hamilton, Hanna, Jain, Kiernan, Mott and Timbie, representing nine of our eleven directors, are independent directors under the Listing Rules. James T. Treace is the uncle of our Chief Executive Officer. Our Board reviews the independence of each director at least annually. During these reviews, the Board considers transactions and relationships between each director, and his or her immediate family and affiliates, and our Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors' and officers' questionnaire regarding employment, business, familial, compensation and other relationships with our Company, including its management.

We believe that a majority of our directors and the composition of our Board meets the requirements for independence under current Listing Rules and SEC requirements. As required by the Listing Rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with any future governance requirements to the extent they become applicable to us.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation as currently in effect (our "Certificate of Incorporation"), our Board is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or until their earlier death, resignation or removal. Our directors are divided among the three classes as follows:

- Our Class I directors are Lawrence W. Hamilton, Deepti Jain and James T. Treace, and their terms will expire at our annual meeting of stockholders to be held in 2025;

- Subject to their election at the Annual Meeting and as further described in Proposal 1 below, our Class II directors will be Lance A. Berry, Elizabeth S. Hanna and Jane E. Kiernan and their terms will expire at our annual meeting of stockholders to be held in 2026; and

- Our Class III directors are John K. Bakewell, Richard W. Mott and John T. Treace, and their terms will expire at our annual meeting of stockholders to be held in 2024.

In connection with the expiration of Messrs. Bays' and Timbie's current terms at the Annual Meeting and in order to achieve an equal balance of directors among the three classes on the Board, the Board approved the reclassification of Jane E. Kiernan to be a Class II director, effective immediately before the Annual Meeting. Accordingly, Ms. Kiernan will stand for election as a Class II director at the Annual Meeting.

Our Certificate of Incorporation and Bylaws provide that the authorized number of directors may be changed only by resolution of the Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board into three classes with staggered three-year terms, together with the requirement that stockholders may remove our directors only for cause with a two-thirds vote and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management of the Company.

MEETINGS OF OUR BOARD OF DIRECTORS AND COMMITTEES

Our Board held six meetings during 2022 and acted by unanimous written consent eight times. In 2022, the Audit Committee met five times and acted by unanimous written consent once; the Compensation Committee met six times and acted by unanimous written consent five times; and the Nominating, Compliance and ESG Committee (the "NC & ESG Committee") met four times and acted by unanimous written consent once.

Each director attended at least 75% of the aggregate total number of meetings of the Board and the committees on which he or she served, held during the portion of 2022 for which he or she was a director or committee member. We encourage our directors to attend our annual meetings of stockholders.

BOARD COMMITTEES

Our Board has established a standing Audit Committee, Compensation Committee, and NC & ESG Committee. Our Board may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board. Each committee has adopted a written charter that satisfies applicable requirements of the Listing Rules and SEC regulations. The charters are posted in the "investors" area of our website under the "Corporate Governance" topic with the heading "Documents and Charters" at https://investors.treace.com/corporate-governance/documents-charters.

This reference to our website address and all other references to our website in this proxy statement do not incorporate by reference into this proxy statement the information contained at or available through our website, and you should not consider it to be a part of this proxy statement. The inclusion of our website address in this prospectus is an inactive textual reference only.

Audit Committee

The members of our Audit Committee are John K. Bakewell, Lance A. Berry, Lawrence W. Hamilton, Deepti Jain and Thomas E. Timbie. Mr. Bakewell serves as the chair of the Audit Committee. Our Board has determined that each member of the Audit Committee meets the heightened independence and experience requirements applicable to Audit Committee members under the Listing Rules and SEC regulations and that Mr. Bakewell and Mr. Berry each is an "audit committee financial expert" as defined under applicable rules of the SEC. Our Board has assessed whether all members of the Audit Committee meet the composition requirements of the Listing Rules, including the requirements regarding financial literacy and financial sophistication. Our Board found that each of the members of the Audit Committee has met the financial literacy and financial sophistication requirements under SEC regulations and the Listing Rules.

Our Audit Committee oversees our corporate accounting and financial reporting process and, as set forth in its charter, its primary responsibilities include:

- appointing, determining the engagement, approving the compensation of and assessing the qualifications and independence of our independent auditor;

- determining that the independent auditor has processes in place to address the rotation of partners serving our account as required by SEC auditor independence rules;

- reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

- preapproving the audit and non-audit fees due to and services to be performed by our independent auditor;

- reviewing our financial statements and our management's discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

- discussing with management and the independent auditor management's process for assessing the adequacy and effectiveness of the Company's internal controls;

- discussing our policies with respect to risk assessment and risk management, including investment policies, insurance programs and cybersecurity;

- setting clear hiring policies for employees from our independent auditors;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and for the confidential and anonymous submission of complaints regarding questionable accounting or auditing matters;

- reviewing and approving all related party transactions on an ongoing basis;

- overseeing and discussing with management the Company's policies and controls relating to information technology, management information systems and cybersecurity;

- reviewing and discussing with management, the independent auditor, and the senior internal auditor the scope of and plans for internal audits;

- meeting separately with management, with the senior internal auditor, and with the independent auditor;

- being made aware of reports received through our ethics hotline related to accounting, internal accounting controls, fraud or auditing matters and having authority to investigate each matter as the Audit Committee deems appropriate;

- regularly reporting to the Board regarding the Audit Committee's activities; and

- evaluating, on an annual basis, the Audit Committee charter and the Audit Committee's performance.

Report of the Audit Committee

The material in the report below is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of TMCI under the Securities Act or the Exchange Act.

Audit Committee Report to Stockholders

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2022 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the Securities and Exchange Commission. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence from the Company and its management.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee has recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE

John K. Bakewell, Chair
Lance A. Berry
Lawrence W. Hamilton
Deepti Jain
Thomas E. Timbie

Compensation Committee

The members of our Compensation Committee are Lawrence W. Hamilton, F. Barry Bays, Elizabeth S. Hanna, Jane E. Kiernan and Richard W. Mott. Mr. Hamilton serves as chair of the Compensation Committee. Mr. Timbie served on the Compensation Committee until February 2022, and Mr. Mott and Ms. Kiernan joined the Compensation Committee in February 2022 and October 2022, respectively. Each of the members of our Compensation Committee is independent as defined in the Listing Rules, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Under its charter, the Compensation Committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer and our other executive officers;

- annually reviewing and making recommendations to our Board with respect to the compensation of our chief executive officer and our other executive officers;

- reviewing and making recommendations to our Board with respect to director compensation; and

- overseeing and administering our equity incentive plans.

The Compensation Committee reviews and evaluates, at least annually, the performance of the Compensation Committee and its members, including compliance by the Compensation Committee with its charter.

From time to time, our Compensation Committee may use outside compensation consultants to assist it in analyzing our compensation programs and in determining appropriate levels of compensation and benefits. We have engaged Compensia, Inc., a compensation consulting firm to compensation committees ("Compensia"), to advise us on compensation philosophy when we became a publicly traded company, the selection of a group of peer companies to use for compensation benchmarking purposes, and cash and equity compensation levels for our directors, executives and other employees based on current market practices. Compensia reports directly to the Compensation Committee and does not provide any non-compensation related services to us. In compliance with the disclosure requirements of the SEC regarding the independence of compensation consultants, Compensia addressed each of the six independence factors established by the SEC with the Compensation Committee. Its responses affirmed the independence of Compensia on executive compensation matters. Based on this assessment, the Compensation Committee determined that the engagement of Compensia does not raise any conflicts of interest or similar concerns. In addition, the Compensation Committee evaluated the independence of its other outside advisors to the Compensation Committee, including outside legal counsel, considering the same independence factors and concluded their work for the Compensation Committee does not raise any conflicts of interest.

Nominating, Compliance and ESG Committee

The members of our NC & ESG Committee are John K. Bakewell, Elizabeth S. Hanna, Deepti Jain, and James T. Treace. Mr. Mott served as the chair and a member of this committee from March 2021 until February 2022 when Ms. Jain assumed the role of chair. Messrs. Bakewell and Mott and Mss. Hanna, Kiernan, and Jain each meet the independence requirements of the Listing Rules relating to NC & ESG Committee independence.

Under its charter, the NC & ESG Committee's responsibilities include:

- identifying individuals qualified to become Board members and recommending to the Board the nominees for election to the Board at the next annual meeting of stockholders; provided, however, for so long as the NC & ESG Committee is not composed of all independent members, the independent members of the Board approve the nomination of directors;

- recommending to the Board for its approval directors to serve as members of each committee and the Chairperson of each committee;

- monitoring compliance with our code of business conduct and ethics;

- overseeing our policies and programs related to compliance with laws and regulations;

- reviewing hotline reports and compliance investigations (other than reports related to accounting, internal accounting controls, fraud or auditing matters), "whistleblower" reporting and non-retaliation policies;

- receiving information about current and emerging risks and regulatory and enforcement trends, governmental inquiries or third-party claims;

- developing and recommending to our Board corporate governance guidelines;

- overseeing and recommending to our Board our practices, policies, strategies and reporting on environmental, social and governance matters; and

- overseeing the evaluation of our Board and its committees and management.

CORPORATE GOVERNANCE MATTERS

Code of Business Conduct and Ethics; Corporate Governance Guidelines

We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. We and our Board have reviewed the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and the Nasdaq Stock Market.

Based on this review, our Board has taken steps to implement many of these provisions and rules. In particular, we have adopted written corporate governance guidelines that provide the framework for our corporate governance, along with our Certificate of Incorporation, Bylaws, committee charters and other key governance practices and policies. Our corporate governance guidelines cover a range of topics including, but not limited to, independence of the Board, executive sessions, director qualification standards, board access to senior management and independent advisors, meeting attendance, service on other boards, board and committee self-evaluation, compensation and succession planning. The NC & ESG Committee is responsible for reviewing and reassessing, from time to time as it deems appropriate, the adequacy of our corporate governance guidelines and recommending any proposed changes to the Board for approval. A copy of our corporate governance guidelines is available in the "investors" area of our website under the "Corporate Governance" topic with the heading "Documents and Charters" at https://investors.treace.com/corporate-governance/documents-charters.

We have also adopted a written code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics is available in the "investors" area of our website under the "Corporate Governance" topic with the heading "Documents and Charters" at https://investors.treace.com/corporate-governance/documents-charters. We will disclose any amendments to the code, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements.

We believe that a culture of integrity and compliance is critically important to fulfilling our mission. All employees and directors are expected to conduct business with the highest standards of business ethics. Each employee and director receives our code of conduct which emphasizes our four core values of **Integrity**, **Courage**, **Excellence** and **Collaboration**.

- **Integrity** means that we are honest and always do the right thing for our customers, employees and stockholders.

- **Courage** means that we take accountability and avoid surprises – that we tell the bad news first, not last.

- **Excellence** means that we have a passion for what we do, that we realize that medical learning is at the heart of what we do, that we have a sense of urgency to win every day and that we seek to create true value – not through paper or gimmicks.

- **Collaboration** means that we enlist the willing cooperation of others, that we surround ourselves with high performers, that we maintain an employee-friendly environment and that we have fun doing our job!

We cultivate an inclusive open-door culture and have provided employees with many avenues to speak up about questions or concerns, without fear of retaliation, harassment, discrimination or other inappropriate behavior, including anonymously reporting through a hotline accessible by phone or over the internet.

Board Leadership Structure

While our Bylaws provide our Board with the flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer, our Board believes that separating these positions is the appropriate leadership structure for us at this time. As such, John T. Treace currently serves as our Chief Executive Officer and James T. Treace serves as Chairman of the Board. Our Board believes that separating these positions provides additional support and perspective to our Chief Executive Officer and enhances the effectiveness of our Board as a whole. The Chairman of the Board (1) serves as the primary sounding board for the Chief Executive Officer, thereby fostering constructive and efficient communications between the Board and the Chief Executive Officer, (2) acts as a focal point for director communications, thereby helping to identify significant issues for Board consideration and gathering input from the other directors and (3) communicates with and builds consensus among the independent directors, thereby reducing some of the demands on the Chief Executive Officer's time.

Our Board also recognizes that, depending on the circumstances, other leadership models, such as combining the role of Chairperson of the Board with the role of Chief Executive Officer and/or implementing a lead director position (as permitted by our Bylaws and Corporate Governance Guidelines), could be appropriate. Accordingly, our NC & ESG Committee is charged with periodically reviewing the leadership structure of our Board.

Role of the Board in Risk Oversight

While our Board does not have a standing risk management committee, our Audit Committee is responsible for overseeing our risk management and risk assessment processes on behalf of our Board, our NC & ESG Committee is responsible for overseeing compliance programs related to legal and regulatory risks, and our Compensation Committee assesses risks created by the incentives inherent in our compensation policies. The Audit Committee receives reports from management on a regular basis regarding our assessment of risks and risk management policies, including investment policies, insurance programs and cybersecurity. The NC & ESG Committee receives reports on a regular basis from management about current and emerging risks and regulatory and enforcement trends, governmental inquiries, and third-party claims. In addition, the Audit Committee and NC & ESG Committee both report regularly to the Board, which also considers our risk profile. Our Audit Committee, NC & ESG Committee and Board focus on the most significant risks we face and our general risk management strategies. While our Board oversees our risk management, management is responsible for day-to-day risk management processes. Our Board believes that open communication between itself and management is essential for effective risk management and oversight. Our Board meets with our Chief Executive Officer and other members of the senior management team quarterly to discuss, among other things, strategy and risks facing the Company. -Our Board expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Audit Committee, NC & ESG Committee, Compensation Committee and the Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our Board's leadership structure, which also emphasizes the independence of the Board in its oversight of its business and affairs, supports this approach.

Anti-Hedging and Anti-Pledging Policy

Our insider trading compliance policy prohibits our directors, executive officers and other employees from engaging in hedging transactions, such as zero-cost collars and forward sale contracts, or other inherently speculative transactions with respect to Company securities, such as short sales or transactions in publicly traded put or call options. Our directors, executive officers and other employees are also prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

Limitation on Liability and Indemnification Matters

Our Certificate of Incorporation and our Bylaws contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL provides that directors of a corporation will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for any:

- transaction from which the director derives an improper personal benefit;

- act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payment of dividends or redemption of shares; or

- breach of a director's duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Certificate of Incorporation and our Bylaws require us to indemnify our directors and officers, in each case to the fullest extent permitted by the DGCL. Our Bylaws also provide that we are obligated to advance expenses (including attorney's fees and disbursements) incurred by any indemnified person in advance of the final disposition of any action or proceeding, and permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law.

We have entered, and expect to continue to enter, into separate agreements to indemnify our directors, executive officers and other employees as determined by our Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. We believe that these provisions of our Bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance that insures our directors and officers against liability for actions taken in their capacities as directors and officers.

We believe that these provisions in our Certificate of Incorporation and Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. However, the limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damages.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of the boards of director or as a member of the Compensation Committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board or our Compensation Committee. None of the current members of the Compensation Committee of our Board has been one of our employees within the past five years.

Board Diversity

Our NC & ESG Committee is responsible for reviewing with our Board, on an annual basis, the appropriate characteristics, skills and experience required for our Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the NC & ESG Committee, in recommending candidates for election, and our Board, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

- personal and professional integrity;
- ethics and values;
- ability to make mature business judgments;
- experience in corporate management, such as serving as an officer or former officer of a publicly-held company;
- experience as a board member of another company;
- professional and academic experience relevant to our industry;
- strength of the candidate's leadership skills;
- experience in finance and accounting and/or executive compensation practices;
- time for preparation, participation and attendance at Board and committee meetings;
- diversity of skills, personal and professional background, perspective and experience relative to other board members; and
- conflicts of interest.

Currently, our Board evaluates each individual in the context of our Board as a whole, with the objective of assembling a group that can best oversee and contribute to the success of the business and represent stockholder interests through the exercise of sound judgment. We believe it is important to have a balanced and diverse board and are committed to maintaining and building director diversity in terms of skills, personal and professional backgrounds, perspectives and experiences. The NC & ESG Committee and the Board are committed to actively seeking highly qualified women and individuals who self-identify as an underrepresented minority to include in the pool from which new Board candidates are chosen. Our Board currently includes three female directors, constituting 27.3% of our Board at present, which will increase to 33.3% of our Board with the retirements of Messrs. Bays and Timbie, and two directors who self-identify as an underrepresented minority. Additional demographic information about the composition of our Board is available in the "investors" area of our website under the "Corporate Governance" topic with the heading "Committee Composition and Diversity" at https://investors.treace.com/corporate-governance/committee-composition-diversity.

Directors John K. Bakewell and Lawrence W. Hamilton were recommended to join our Board by several of our existing directors in November 2020 based on their personal experience working with Messrs. Bakewell and Hamilton at other publicly traded medical technology companies. In July 2021, the NC & ESG Committee engaged a third party search firm to assist in identifying or evaluating potential nominees for director who were female and/or from a diverse cultural background. Director nominee Elizabeth S. Hanna and Director Deepti Jain were identified through the third party search firm. Director nominees Lance A. Berry and Jane E. Kiernan were recommended to join our Board by several of our existing directors in October 2022 based on their personal experience working with Mr. Berry and Ms. Kiernan at other publicly traded medical technology companies.

Communications with the Board

Our Board values the input and insights of the Company's stockholders, believes that effective communication between the Board and stockholders strengthens the Board's ability to effectively carry out its oversight function, and consequently, has adopted a stockholder communications policy. Stockholders may communicate with the independent members of our Board, the Chairperson of the Board, and any chairperson of a Board committee, about corporate governance, corporate strategy, board-related matters or other substantive matters that our Corporate Secretary and Chairperson of the Board consider to be important for the director(s) to know, by addressing any communications to the intended recipient by name or position in care of: Corporate Secretary, Scot M. Elder, 100 Palmetto Park Place, Ponte Vedra, Florida 32081 or legal@treace.net. The communication must include the stockholder's name, address, telephone number and email address and a statement of the type and amount of Company securities that the stockholder holds. The Corporate Secretary will review any communications received from stockholders and will forward communications deemed appropriate to the Board or the relevant director(s). Communications that are deemed inappropriate (such as communications involving individual grievances, regarding ordinary business operations, or containing offensive, obscene or abusive content) will not be forwarded. A copy of our stockholder communications policy is available on the "Documents & Charters" page in the "Corporate Governance" topic of the "Investors" section of our website at https://investors.treace.com/corporate-governance/documents-charters.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend individuals to the NC & ESG Committee for consideration as potential director candidates may submit the names of the recommended individuals, together with appropriate biographical information and background materials, to the NC & ESG Committee, c/o Corporate Secretary, Scot M. Elder, 100 Palmetto Park Place, Ponte Vedra, Florida 32081. In the event there is a vacancy, and assuming that appropriate biographical and background material has been provided on a timely basis, the NC & ESG Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

CORPORATE RESPONSIBILITY

Our ESG Report is available on our website at https://investors.treace.com/ and includes more detailed information about our environmental, social and governance-related programs and initiatives. Please note that nothing contained on or accessible through our website, including our ESG Report or sections thereof, will be deemed incorporated by reference into this proxy statement.

Dedication to Quality and Patient Safety

We are committed to designing and delivering safe, effective and high quality products. To meet this commitment, we have deployed a robust quality management system that complies with U.S. Food and Drug Administration regulations and is closely aligned to ISO 13485 standards. Our supplier qualification process requires suppliers that manufacture our implants and instruments to obtain ISO 13485 certification.

Dedication to Building and Supporting Human Capital

We believe in the value of a diverse and inclusive team as an enabler to getting the best ideas, innovating, and creating great outcomes for our customers and their patients. To drive great business results, we must have the right people in the right roles with great leadership, culture, training and rewards, all aligned with our values and business strategies.

To achieve these goals, we are committed to developing great talent at all levels of the organization: by growing talent internally, innovatively expanding external talent pools, and ensuring bench strength and succession plans at all levels throughout the organization. We have a number of initiatives in place to attract, develop and retain great talent in a rewarding and inclusive culture. Some of the highlights of our approach are as follows:

Talent Acquisition: As of December 31, 2022, we had 423 full-time employees. During 2022, we increased the number of employees by 70% to support the rapid growth of our business, with 65% of the new hires added to our sales team. As we recruit, we are innovatively expanding external talent pools, and we actively seek talent of diverse backgrounds and strive to provide a work environment where the best ideas are welcomed.

Talent Development: On an annual basis, our leadership team participates in a talent review and succession planning exercise to identify organizational needs, development opportunities, and potential future leaders. As a result of these efforts and our commitment to providing growth opportunities for our talent, 61 employees were promoted or moved to new roles in 2022, and 52 of our new employees were hired through referrals. Further, in 2022, we experienced a low undesired turnover of under 7%, despite the market's strong competition for talent.

Total Rewards: Our human capital strategies, initiatives, and outcomes are reviewed on a regular basis by our Compensation Committee. In addition, we partner with consulting firms to regularly benchmark our peer group companies and the broader market, and as a result of this analysis, we have implemented a number of changes to our rewards practices which we believe allows us to maintain our competitiveness in the market. We also believe strongly in providing employees the opportunity to participate as owners in the Company by providing broad-based equity programs granting stock options and restricted stock units, with the majority of our employees having received at least one equity grant.

Culture: We are committed to delivering an inclusive culture that fosters creativity and innovation and allows employees to be their best at work. We offer a collegial, collaborative culture supported by competitive, performance-based compensation and benefits, equity awards, career development opportunities, and access to continual growth through live and remote training. In 2022, we worked with an independent third-party consulting firm to conduct an employee engagement survey in 2022 that showed that 87% of our employees were engaged, which compares favorably with average engagement of 76% of the approximately 80 medical device and biotechnology companies in the benchmark compiled by the consulting firm. We will use these survey results to determine how we can continue to create work environments that energize our employees and enable them to develop and maintain a positive working culture.

DIRECTOR COMPENSATION

Non-employee Director Compensation Policy

In 2021, our Board adopted a non-employee director compensation policy which included cash retainers for Board and committee service, an initial stock option grant when the non-employee director first joins the Board (the "initial option grant") and an annual stock option grant awarded to non-employee directors (the "annual option grant"). In January 2022, the Compensation Committee reviewed the non-employee director compensation policy in consultation with Compensia, an independent compensation consultant, with reference to Compensia's annual benchmarking review. After this review, the Compensation Committee recommended to the Board that the initial option grant be adjusted to $250,000 in value and the annual option award be adjusted to $145,000 in value. In February 2022, the Board approved the increase in the annual equity award value as well as an increase in the cash retainer to the Chairperson of the Board to $45,000 per year. In May 2022, the Compensation Committee recommended and the Board approved changes to provide that the initial stock option grant and annual stock option grant be awarded with 75% of the value in stock options and 25% of the value in restricted stock units. In December 2022, the Board, based on the recommendation of the Compensation Committee, amended the non-employee director compensation policy to establish a process to permit non-employee directors to defer settlement of a portion or all of their initial and annual restricted stock units. In January 2023, in consultation with Compensia with reference to Compensia's annual benchmarking review, the Compensation Committee recommended and the Board approved an increase in the annual retainer for non-employee directors from $40,000 to $45,000; an increase in the compensation for Compensation Committee members from $7,000 to $7,500; and a change in the allocation of director equity awards from a 75%/25% allocation between options and restricted stock units, respectively, to a 50%/50% allocation.

Cash Compensation. During 2022, all non-employee directors were entitled to receive the following cash compensation for their services:

- $40,000 per year for services as a Board member;
- $45,000 per year additionally for service as chairperson of the Board;

- $20,000 per year additionally for service as chairperson of the Audit Committee;
- $10,000 per year additionally for service as an Audit Committee member;

- $15,000 per year additionally for service as chairperson of the Compensation Committee;
- $7,000 per year additionally for service as a Compensation Committee member;

- $10,000 per year additionally for service as chairperson of the NC & ESG Committee; and
- $5,000 per year additionally for service as a NC & ESG Committee member.

Each annual cash retainer and additional annual fee is paid quarterly in arrears on a prorated basis.

Equity Compensation. Non-employee directors are entitled to receive all types of awards (except incentive stock options) under the 2021 Incentive Award Plan (the "2021 Plan") (or the applicable equity plan in place at the time of grant), including discretionary awards not covered under the non-employee director compensation policy. Under the non-employee director compensation policy in effect during 2022, nondiscretionary, automatic grants of stock options and restricted stock units are made to our non-employee directors as follows:

- *Initial option grant*: Upon joining our Board, the director is granted an award of stock options with a "Black-Scholes" value of $187,500 (75% of the targeted $250,000 value for the initial equity grant), rounded up to the nearest multiple of five.

- *Initial restricted stock unit grant*: Upon joining our Board, the director is granted an award of restricted stock units with a target value of $62,500 (25% of targeted $250,000 value for the initial equity grant) with the number of restricted stock units to be determined based on the closing price of our common stock on the grant date, rounded up to the nearest whole number.

- *Annual option grant:* On the date of each annual meeting of stockholders, beginning with the 2022 annual meeting, the director is granted an award of stock options with a "Black-Scholes" value of $108,750 (75% of the targeted $145,000 value for the initial equity grant), rounded up to the nearest multiple of five.

- *Annual restricted stock unit grant:* On the date of each annual meeting of stockholders, beginning with the 2022 annual meeting, the director is granted an award of restricted stock units with a target value of $36,250 (25% of the targeted $145,000 value for the initial equity grant) with the number of restricted stock units to be determined based on the closing price of our common stock on the grant date, rounded up to the nearest whole number.

For purposes of the non-employee director compensation policy, the "Black Scholes" value means the fair value of an option determined using the Black-Scholes pricing model based on the fair market value of our common stock and the volatility, risk-free rate and life expectancy assumptions in our financial statements disclosing those assumptions. The term of each option described above will be ten years from the date of grant, subject to earlier termination as provided in the 2021 Plan. The exercise price per share of each option is equal to 100% of the fair market value of one share of our common stock on the date of grant.

Subject to the applicable provisions of the 2021 Plan, (1) the initial option grant will vest as to 1/36th of the underlying shares on each monthly anniversary of the grant date, (2) the initial restricted stock unit grant will vest as to one-third of the underlying shares on the first, second and third anniversaries of the grant date, (3) the annual option grant will vest as to 1/12th of the underlying shares on each monthly anniversary of the grant date, provided that the last installment will vest on the earlier of (a) the first anniversary of the grant date or (b) immediately before the next annual meeting of stockholders following the grant date; and (4) the annual restricted stock unit grant will vest on the earlier of (a) the first anniversary of the grant date or (b) immediately before the next annual meeting of stockholders following the grant date. In each case, vesting is subject to the non-employee director continuing to provide services on the applicable vesting date. Under the non-employee director compensation policy, all options and restricted stock units granted to members of our non-employee directors will fully vest if the Company experiences a merger or change in control, subject to the applicable non-employee director's continued service through the vesting date.

2022 Director Compensation

The following table sets forth information for 2022 regarding the compensation awarded to, earned by or paid to our non-employee directors. Certain directors have elected to decline to receive certain types of director compensation and/or have elected to defer vesting of future restricted stock units until either a fixed future date or their ceasing to serve as a director or the occurrence of a change in control event. Directors who are also our employees receive no additional compensation for their service as directors. During 2022, John T. Treace, who is one of our directors, served as our Chief Executive Officer and, accordingly, did not receive any additional compensation for service as director. See "Executive Compensation—Summary Compensation Table" for additional information about the compensation for Mr. John T. Treace for his service as an employee.

Compensation awarded to Directors Hanna and Jain deviated slightly from the rest of our non-employee directors for 2022 because they joined the Board as of October 1, 2021, and soon after the Compensation Committee and Board approved an increase in the targeted value of the initial grant to $250,000 in February 2022. Due to the close proximity of their joining and the program change, the Board approved granting Directors Hanna and Jain additional equity awards valued at $75,000, with 75% of the value ($56,250) being awarded as a stock option and 25% of the value ($18,750) being awarded as restricted stock units.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)(5)	Total ($)
John K. Bakewell	65,000	36,261	108,761	210,022
F. Barry Bays (6)	—	—	—	—
Lance A. Berry (7)	12,500	62,502	187,509	262,511
Lawrence W. Hamilton	65,000	36,261	108,761	210,022
Elizabeth S. Hanna (8)	52,000	55,016	165,022	272,038
Deepti Jain (8)	59,791	55,016	165,022	279,829
Jane E. Kiernan (7)	11,750	62,502	187,509	261,761
Richard W. Mott	46,702	36,261	108,761	191,724
Thomas E. Timbie	51,016	36,261	108,761	196,038
James T. Treace (9)	88,517	—	—	88,517
John R. Treace (10)	15,151	—	—	15,151

(1)   The amounts reported represent the aggregate dollar amount of all fees earned or paid in cash to each non-employee director for their service as a director during 2022, including any annual retainer fees and committee and/or chairmanship fees. Cash fees are paid quarterly in arrears.

(2)   Amounts shown represent the grant date fair value of restricted stock units granted during fiscal year 2022 as calculated in accordance with FASB ASC 718, Compensation —Stock Compensation (ASC Topic 718).

(3)   The restricted stock units granted to Directors Bakewell, Hamilton, Hanna, Jain, Mott and Timbie represent the annual grants of restricted stock units described in the narrative above and will vest on May 17, 2023, the first anniversary of the grant date, subject to the respective director's continued service on the vesting date. The restricted stock units granted to Directors Berry and Kiernan represent the initial grant of restricted stock units upon their joining the Board on October 1, 2022, and will vest as to one-third of the underlying shares on the first, second and third anniversaries of the October 1 grant date, subject to the respective director's continued service on the vesting date.

(4)   Amounts shown represent the grant date fair value of options granted during fiscal year 2022 as calculated in accordance with ASC Topic 718 and the assumptions outlined in Note 10 of our financial statements included in our 2022 Annual Report on Form 10-K.

(5)   All options were granted under the 2021 Plan and have an exercise price equal to the closing price of our common stock on the Nasdaq stock market on the grant date. The options granted to Directors Bakewell, Hamilton, Hanna, Jain, Mott and Timbie represent the annual option grant described in the narrative above and vest as to 1/12th of the underlying shares on each monthly anniversary of the grant date, provided that the last installment will vest on May 17, 2023, which is the first anniversary of the grant date, subject to the respective director's continued service on the vesting date. The options granted to Directors Berry and Kiernan represent the initial option grant

upon their joining the Board on October 1, 2022, and will vest as to 1/36th of the underlying shares on each monthly anniversary of the grant date, subject to the respective director's continued service on the vesting date.

(6) Director Bays has elected to decline any cash compensation or equity grants that would be payable under the non-employee director compensation policy. The election went into effect prior to April 2021.

(7) Directors Berry and Kiernan joined the Board effective as of October 1, 2022.

(8) Directors Hanna and Deepti Jain were awarded initial options with a targeted value of $175,000 as of October 1, 2021 when they joined the Board. Since the Compensation Committee and Board approved an increase in the targeted value of the initial grant to $250,000 in February 2022, the Board approved granting Directors Hanna and Jain additional equity awards valued at $75,000, with 75% of the value ($56,250) being awarded as a stock option and 25% of the value ($18,750) being awarded as restricted stock units.

(9) Director James T. Treace has elected to decline the option and restricted stock unit grants that would be awarded under the non-employee director compensation policy.

(10) Director John R. Treace served as a director until his term expired at the 2022 annual meeting of stockholders and had elected to decline any equity grants and any fees for serving as Board or committee chairperson that would be awarded under the non-employee director compensation policy.

The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and unvested stock awards held as of December 31, 2022 by each non-employee director as of December 31, 2022.

Name	Options Outstanding at Fiscal Year End	Unvested Outstanding Stock Awards at Fiscal Year End
John K. Bakewell	152,042	2,295
F. Barry Bays	—	—
Lance A. Berry	19,439	2,832
Lawrence W. Hamilton	152,042	2,295
Elizabeth S. Hanna	42,975	3,482
Deepti Jain	42,975	3,482
Jane E. Kiernan	19,439	2,832
Richard W. Mott	37,865	2,295
Thomas E. Timbie	37,865	2,295
James T. Treace	—	—

MATTERS TO COME BEFORE THE ANNUAL MEETING

PROPOSAL NO. 1:

ELECTION OF DIRECTORS

As noted above, Messrs. Bays and Timbie have notified the Board that they intend not to stand for reelection. The Board has decided to reduce the size of the Board from eleven directors to nine directors, effective at the time of the Annual Meeting. In addition, to make the classes as nearly equal in number as possible, the Board has approved the reclassification of Jane E. Kiernan, concurrent with the end of Mr. Bays' term of service, from a Class III director to a Class II director, and Ms. Kiernan is thereby a nominee for director at the Annual Meeting. Immediately before the Annual Meeting, Class I had three members (Lawrence W. Hamilton, Deepti Jain, and James T. Treace), Class II had four members (F. Barry Bays, Lance A. Berry, Elizabeth S. Hanna, and Thomas E. Timbie) and Class III had four members (John K. Bakewell, Jane E. Kiernan, Richard W. Mott, and John T. Treace).

Nominees

Our NC & ESG Committee has recommended, and our Board has approved, Mr. Berry, Ms. Hanna and Ms. Kiernan, as nominees for election as Class II directors at the Annual Meeting. If elected, Mr. Berry, Ms. Hanna and Ms. Kiernan will serve as Class II directors until our 2026 annual meeting of stockholders or until their successors are duly elected and qualified. Each of the nominees is currently a director of our Company. For information concerning the nominees, please see the section entitled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Lance A. Berry, Elizabeth S. Hanna and Jane E. Kiernan. We expect that Mr. Berry, Ms. Hanna and Ms. Kiernan will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our Board to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Required Vote

The election of directors requires a plurality vote of the shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Broker non-votes and abstentions will have no effect on this proposal.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE <u>FOR</u> THE ELECTION OF EACH NOMINEE UNDER PROPOSAL NO. 1.**

PROPOSAL NO. 2:

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Grant Thornton LLP, independent registered public accountants, to audit our financial statements for our fiscal year ending December 31, 2023.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Grant Thornton LLP as our independent registered public accounting firm. However, as a matter of good corporate governance, the Board is requesting that our stockholders ratify the Audit Committee's and the Board's selection of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023. Grant Thornton LLP has served as our independent registered public accounting firm since 2018. The Audit Committee and the Board believe that the continued retention of Grant Thornton LLP as our independent auditors is in the best interests of the Company and its stockholders. The Audit Committee carefully considered the selection of Grant Thornton LLP as our independent auditors. In connection with this selection, the Audit Committee considered whether there should be a rotation of the independent audit firm. The Audit Committee charter requires the Audit Committee to periodically consider whether the independent audit firm should be rotated. In addition to evaluating rotation of the independent auditors, the Audit Committee oversees the selection of the new lead audit partner, and the Audit Committee chairperson participates directly in the selection of the new lead audit partner.

If the stockholders fail to ratify the selection, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and our stockholders.

Representatives from Grant Thornton LLP are expected to be present at the Annual Meeting and will have an opportunity to make a statement at the Annual Meeting if they desire to do so and are expected to be available to respond to appropriate questions at the Annual Meeting.

Required Vote

Approval by the affirmative vote of the holders of a majority of the shares of common stock present virtually, or represented by proxy, and entitled to vote on the matter at the Annual Meeting will be required to ratify the appointment of Grant Thornton LLP.

**THE BOARD UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS VOTE IN FAVOR OF THE RATIFICATION OF THE APPOINTMENT OF GRANT
THORNTON LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.**

Principal Accountant Fees and Services

The following table represents aggregate fees billed to the Company for 2021 and 2022 by Grant Thornton LLP, the Company's independent registered public accounting firm.

	Fiscal Year Ended			
	2022		2021	
	(in thousands)			
Audit Fees[1]	$	359.3	$	310.0
Audit-Related Fees[2]	$	—	$	328.0
Tax Fees[3]	$	31.2	$	43.0
All Other Fees		—	$	—
Total Fees	$	390.5	$	681.0

(1) Audit Fees consist of the aggregate fees billed for each of the last two fiscal years for professional services for the audit of our annual financial statements, including the review of our quarterly unaudited financial statements on Form 10-Q.
(2) Audit-Related Fees consist of the aggregate fees billed in 2021 for providing assurance services related to the comfort letter for the registration statement for our initial public offering ("IPO").
(3) Tax Fees consist of fees for professional services rendered for tax compliance, tax advice, and tax planning. All tax fees incurred subsequent to our IPO were pre-approved by our Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has procedures in place for the pre-approval of audit and non-audit services rendered by the Company's independent registered public accounting firm, Grant Thornton LLP. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of services other than audit services by Grant Thornton LLP is compatible with maintaining the principal accountant's independence.

EXECUTIVE OFFICERS

Name	Age	Title
John T. Treace	51	Chief Executive Officer, Founder and Director
Mark L. Hair	53	Chief Financial Officer
Aaron J. Berutti	44	Senior Vice President, Sales
Scot M. Elder	48	Chief Legal & Compliance Officer, Corporate Secretary
Sean F. Scanlan	41	Chief Innovation Officer

John T. Treace's biographical information is set forth above in the section entitled "Board of Directors and Corporate Governance - Directors and Nominees" in this proxy statement.

Mark L. Hair has served as our Chief Financial Officer since September 2020. From January 2018 to February 2020, Mr. Hair served as the Chief Financial Officer of Restoration Robotics, Inc., a medical device company. From May 2016 to August 2017, Mr. Hair served as the Vice President and Chief Accounting Officer of Zeltiq Aesthetics, Inc., a medical device company, including through its acquisition by Allergan plc in April 2017. From January 2016 to May 2016, he served as Vice President of Finance for Accuray Inc., a medical technology company. From September 2014 to January 2016, Mr. Hair served as the Vice President and Corporate Controller of Thoratec Corporation, a medical device company, including through its acquisition by St. Jude Medical in October 2015. Mr. Hair has also served as Senior Vice President, Finance and Corporate Controller at Diamond Foods, Inc., and also held positions at StoneTurn Group, LLP, and Deloitte, LLP. Mr. Hair holds a BS in Accounting and a Masters of Accountancy from Brigham Young University.

Aaron J. Berutti has served as our Senior Vice President, Sales since August 2021. From November 2018 to July 2021, Mr. Berutti held various positions at Orthofix Medical Inc. (NASDAQ: OFIX), including most recently as the Vice President Sales & Marketing, Extremities-U.S. and Canada. From February 2018 to October 2018, Mr. Berutti served as the Vice President of Business Development at Cartiva, Inc. From 2003 to 2017, Mr. Berutti held various positions at Wright Medical Group, Inc., which was acquired by Stryker Corporation (NYSE: SYK) in November 2020, including most recently as the Vice President Sales, Lower Extremity & Biologics, from September 2016 to November 2017. Mr. Berutti holds a BE in Mechanical Engineering from Vanderbilt University and an MS and MBA from the Kelly School of Business at Indiana University.

Scot M. Elder has served as our Chief & Legal Compliance Officer, Corporate Secretary since October 2022. He joined the Company as Chief Compliance Officer in October 2022. From May 2019 until October 2021, Mr. Elder served as the Vice President and Chief Ethics and Compliance Officer of Medtronic plc (NYSE: MDT). He spent over 12 years at Medtronic plc in roles of progressively increasing responsibility, including as Vice President, General Counsel for the Restorative Therapies group and as Vice President, Chief Counsel, Compliance & Privacy Officer for the Surgical Technologies business. In addition, he serves on the AdvaMed Steering Committee. Mr. Elder holds a BA in History from the University of Utah and a JD from the University of California, Los Angeles (UCLA) Law School.

Sean F. Scanlan, Ph.D. has served as our Chief Innovation Officer since January 2023. From September 2021 until January 2023, he served as our Senior Vice President, Marketing, and from March 2021 to September 2021, he served as our Senior Vice President, Marketing & Medical Education. From January 2018 to March 2021, Dr. Scanlan served as our Vice President, Marketing & Medical Education, after serving in various marketing roles of increasing responsibility since December 2014. From June 2011 to April 2014, Dr. Scanlan served as Product Development Engineer Advanced Surgical Devices at Smith & Nephew (NYSE: SNN), focusing on product development and early-stage technology assessment. From January 2006 to May 2011, Dr. Scanlan led an interdisciplinary clinical research study at Stanford University, focusing on orthopaedic surgery and engineering and, from October 2009 to May 2011, served as a consultant for Moximed Inc., an early-stage orthopaedics start-up company. Dr. Scanlan holds a BS in Engineering Science (Biomechanics) from the University of Florida and an MS and PhD in Mechanical Engineering (Biomechanical Engineering division) from Stanford University.

EXECUTIVE COMPENSATION

As noted above, since we are an emerging growth company, we are not required to make certain disclosures related to executive compensation, such as providing a Compensation Discussion and Analysis section or holding a non-binding advisory vote on executive compensation, and we have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our named executive officers ("NEOs") for fiscal year 2022 were as follows:

- John T. Treace, our Chief Executive Officer, Director and Founder;

- Mark L. Hair, our Chief Financial Officer; and

- Aaron J. Berutti, our Senior Vice President, Sales.

The following table sets forth total compensation paid to our NEOs for the fiscal year ending on December 31, 2022.

2022 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
John T. Treace	2022	568,219	—	648,706	1,931,854	457,000	11,470 (3)	3,617,249
Chief Executive Officer, Director and Founder	2021	410,141	—	—	—	267,900	10,104	688,145
Mark L. Hair	2022	404,109	—	228,843	680,527	213,500	10,991 (4)	1,537,970
Chief Financial Officer	2021	314,389	150,000	—	615,261	154,000	69,827	1,303,477
Aaron J. Berutti	2022	333,644	—	228,843	680,527	173,000	12,771 (5)	1,428,785
Senior Vice President, Sales	2021	116,538	10,000	—	1,607,550	55,000	142,085	1,931,173

(1) The amounts reported represent the aggregate grant-date fair value of the restricted stock units or stock options awarded to the NEOs, calculated in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to our financial statements in our Annual Report on Form 10-K.
(2) Annual cash incentive amounts for all NEOs in 2022 were paid in March 2023, under our annual cash incentive plan for 2022, as described in the section below entitled "Executive Compensation—Non-Equity Incentive Plan and Bonus Payments for 2022."
(3) The amount reported in 2022 for Mr. Treace includes $1,008 for life insurance premiums and $10,462 for the Company's match of Mr. Treace's contributions to our 401(k) plan, which are available to the NEOs on the same terms as other full-time employees.
(4) The amount reported in 2022 for Mr. Hair includes life insurance premiums of $706 and the Company's match of his contributions to our 401(k) plan of $10,285.
(5) The amount reported in 2022 for Mr. Berutti includes life insurance premiums of $571 and Company's match of his contributions to our 401(k) plan of $12,200.

Narrative to Summary Compensation Table

2022 Salaries

Our NEOs each receive a base salary to compensate them for services rendered to our Company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Our Board and Compensation Committee may adjust base salaries from time to time in their discretion. For January and February 2022, Mr. Treace's base salary was $400,000, Mr. Hair's base salary was $320,000, and Mr. Berutti's base salary was $300,000. In February 2022, our Board approved increasing Mr. Treace's base salary to $600,000, Mr. Hair's base salary to $420,000, and Mr. Berutti's base salary to $340,000, with such increases being effective on February 28, 2022.

Non-Equity Incentive and Bonus Payments for 2022

Each of our NEOs participates in our annual cash incentive plan. Our annual cash incentive plan for 2022 ("2022 Bonus Plan") provided for cash incentive compensation based upon achievement of our revenue (weighted at 70%), adjusted EBITDA (weighted at 15%) and active surgeon count (weighted at 15%) performance goals for 2022. Under the 2022 Bonus Plan, the 2022 bonus was targeted at (1) 75% of base salary for Mr. Treace and (2) 50% of base salary for Messrs. Hair and Berutti. The percentage is paid based on the NEO's stated annual base salary, pro-rated based on the executive's period of service during the year and also reduced by any period of unpaid leave of absence during the year. After a review of our revenue, EBITDA goals and active surgeon count against the performance targets, based on the formula in the 2022 Bonus Plan, the Compensation Committee's assessment of the officer's individual contribution, and with a discretionary adjustment, we paid bonuses at 101.5% of the target amount for Messrs. Treace, Hair and Berutti.

Equity-Based Compensation

Option and Restricted Stock Unit Grants under the 2014 and 2021 Plans

In fiscal year 2022, we made equity award grants to each of our NEOs. In March 2022, we granted an annual merit grant of options to purchase shares of our common stock and restricted stock units. Mr. Treace was granted options to purchase 261,450 shares and restricted stock units for 33,875 shares. Messrs. Hair and Berutti each were granted options to purchase 92,100 shares and restricted stock units for 11,950 shares. Each of these options and restricted stock units vests as to 25% of the shares on each of the first, second, third and fourth anniversaries of the grant date, subject to such NEO's continuing to provide services to us through such vesting date.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

Effective as of January 2021, we adopted a 401(k) profit sharing plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We match employee contributions to the 401(k) plan at a rate equal to 100% of the first 3% of the employee's pre-tax salary contributed and 50% of any additional contributions, including and up to 5% of the employee's pre-tax salary, subject to a maximum Company contribution of 4% of the participant's pre-tax salary per year. Participants become vested in their Company matching contributions 100% immediately after meeting the eligibility requirements for participation and in any potential future nonelective contributions by us on a one to six year graded vesting schedule. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our NEOs, in accordance with our compensation policies. All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans.

Perquisites and Other Personal Benefits

We determine perquisites on a case-by-case basis and will provide a perquisite to an NEO when we believe it is necessary to attract or retain the NEO. In connection with their commencement of employment with us and travel to our offices in the Jacksonville area, we agreed to reimburse Messrs. Hair and Berutti for their temporary housing and travel before their full-time relocation and related tax gross-up payment for the relocation, housing and commuting expenses. If Mr. Berutti resigns or otherwise voluntarily departs from the Company or his employment is terminated with cause within two years of his first day of employment, Mr. Berutti must repay the relocation allowance. We did not have similar perquisites or other personal benefits for our NEOs in 2022.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth information regarding outstanding stock options and stock awards held by our NEOs as of December 31, 2022.

		Option Awards				Stock Awards	
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or units of stock that have not vested	Market Value of shares or units of stock that have not vested
John T. Treace	3/8/2022[1]	-	261,450	$ 19.15	3/8/2032	33,875	$ 778,786
Mark L. Hair	9/21/2020[2]	160,501	160,498	$ 5.84	9/20/2030		
	10/20/2020[2]	107,000	107,000	$ 5.84	10/19/2030		
	2/02/2021[2]	2,675	8,025	$ 7.03	2/21/2031		
	4/22/2021[1]	23,407	70,218	$ 17.00	4/21/2031		
	3/8/2022[1]	-	92,100	$ 19.15	3/8/2032	11,950	$ 274,731
Aaron J. Berutti	8/3/2021[1]	37,500	112,500	$ 29.26	8/2/2031		
	3/8/2022[1]	-	92,100	$ 19.15	3/8/2032	11,950	$ 274,731

(1) The options and restricted stock units vest over four years from the grant date in 25% annual installments on the first four anniversaries of the grant date, subject to the applicable NEO's continued service through each such vesting date. See the paragraphs below under the headings "NEO Change in Control Severance Agreements" for information about the impact of a change of control on vesting of these options.

(2) The options vest over four years in 25% annual installments on the first four anniversaries of the vesting commencement date, subject to Mr. Hair's continued service through each such vesting date. The vesting commencement date was the grant date for the September 2020 and February 2021 awards and September 21, 2020 for the October 2020 grant. The individual option agreements provide that each option will accelerate upon a change in control (as defined in the Treace Medical Concepts, Inc. 2014 Stock Plan (the "2014 Plan")), subject to Mr. Hair's continued service through immediately before such change in control.

Executive Compensation Arrangements

NEO Change in Control Severance Agreements

In April 2021, we entered into a change in control severance agreement with each of Messrs. Hair and Treace and other executive officers, replacing in the case of Mr. Hair his existing change in control severance agreement. We also entered into a change in control severance agreement with Mr. Berutti when he joined the Company in August 2021. Under each of these agreements, if, within a period of three months before or 18 months after a "change of control" (the "change in control period"), we terminate the employment of the applicable NEO without "cause" (excluding by reason of the employee's death or "disability,") or the NEO resigns for "good reason" (as such terms are defined in the NEO's change of control severance agreement), the NEO is entitled to receive (i) continued payment of the NEO's annual base salary for 12 months (18 months in the case of the Chief Executive Officer), (ii) a payment equal to 100% (150% in the case of the Chief Executive Officer) of the NEO's annual target bonus for the year in which the termination occurs, payable in a lump sum on the first payroll date after the NEO's release becomes effective, (iii) reimbursement of COBRA premiums for 18 months, and (iv) accelerated vesting of each outstanding and unvested equity award (excluding any such awards that vest in whole or in part based on the attainment of performance-vesting conditions) as set forth in the applicable equity plan.

The agreements also provide that if, outside of a change of control period, we terminate the employment of the applicable NEO without "cause" or the NEO resigns for "good reason," the NEO is entitled to receive (i) continued payment of the NEO's annual base salary for 12 months, (ii) payment equal to 100% of the NEO's annual target bonus for the year in which the termination occurs, pro-rated based on the number of days that we employed the NEO during that year, payable at the same time annual bonuses are paid generally to our other executives, and (iii) reimbursement of COBRA premiums for 12 months. Additionally, in connection with any termination of employment without "cause" or by the executive with "good reason," the NEO will be entitled to up to $10,000 in outplacement services.

To be eligible for the severance benefits described above, the NEO must (i) execute a separation agreement and release of claims that becomes effective and irrevocable within 60 days following the NEO's termination and (ii) provide a written attestation that his confidentiality, nonsolicitation and noncompetition agreement is in effect and enforceable.

Under each of these agreements, in the event any payment to the applicable employee under his change of control severance agreement would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the employee will receive a lump sum payment equal to 100% of such excise tax, plus an amount equal to the federal and state income tax, FICA, and Medicare taxes (based upon the NEO's projected marginal income tax rates) on such lump sum payment.

Offer Letter Agreement for Aaron J. Berutti

In connection with Mr. Berutti's commencement of employment with us in August 2021, we entered into an offer letter agreement under which he was entitled to an annual base salary, target annual bonus, eligibility to participate in our benefit plans, options, a change in control severance agreement, and relocation benefits. Mr. Berutti's annual salary under the offer letter agreement is $300,000, and his annual cash bonus is targeted at 50% of base salary. Mr. Berutti was also eligible to receive a stock option for 150,000 shares, which vests with respect to 25% of the shares on each anniversary of the grant date, subject to Mr. Berutti's continued service through the applicable vesting date. In connection with Mr. Berutti's relocation to the Ponte Vedra area, the offer letter agreement provided for (1) reimbursement of relocation expenses, up to reasonable and budgeted amount, (2) up to $2,500 per month of documented lodging or housing accommodation until he relocates, (3) reasonable round trip travel expenses between his residence in Atlanta, GA and Ponte Vedra, FL, and (4) a tax gross-up payment for any taxes owed by Mr. Berutti related to the reimbursements by us for the relocation, living and travel expenses.

EQUITY COMPENSATION PLANS

As of December 31, 2022, our equity compensation plan information is as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (2) (3)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	7,733,003	$ 9.57	$ 5,816,279
Equity compensation plans not approved by security holders	—	—	—
Total	7,733,003	$ 9.57	5,816,279

(1) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock or restricted stock units, which have no exercise price.

(2) Includes 4,769,842 shares remaining under the 2021 Plan for future issuance share-based compensation awards, including stock options, restricted stock awards, restricted stock unit awards and other stock-based awards as of December 31, 2022.

(3) Includes 1,046,437 shares remaining available for future issuance under the Company's Employee Stock Purchase Plan as of December 31, 2022.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, we describe below those transactions and series of similar transactions, since January 1, 2022, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers, or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and NEOs are described elsewhere in this proxy statement.

Employment of Immediate Family

In October 2017, we hired Tori Dapas, the brother-in-law of John T. Treace, our Chief Executive Officer and a Director, as a Regional Sales Manager. For 2022, Mr. Dapas received total compensation of $0.4 million, including base salary, annual incentive pay, a car allowance and restricted stock units for 3,580 shares granted in 2022 that vest over four years.

Indemnification Agreements and Directors' and Officers' Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each of our directors and executive officers to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, penalties, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer. We also maintain directors' and officers' liability insurance pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Policies and Procedures for Related Party Transactions

Our Board has adopted a written related person transaction policy, which became effective upon the consummation of our IPO, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our Audit Committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated third party and the extent of the related person's interest in the transaction. All of the transactions described in this section occurred before the adoption of this policy. However, all of the transactions described above were entered into after presentation, consideration and approval by our Board.

STOCK OWNERSHIP

The following table shows information regarding the beneficial ownership of our common stock for the following:

- each stockholder known by us to beneficially own more than 5% of our common stock;

- each of our directors;

- each executive officer named in the Summary Compensation Table in "Executive Compensation;" and

- all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after the Record Date through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our common stock held by that person.

Except as indicated in the footnotes to this table, the address for each beneficial owner is c/o Treace Medical Concepts, Inc., 100 Palmetto Park Place, Ponte Vedra, Florida 32081.

All information is as of the Record Date, except as noted otherwise.

Name and Address of Beneficial Ownership	No. of Shares	Percentage of Total
5% Stockholders		
John T. Treace [1]	10,903,466	17.78%
The Vanguard Group[2]	3,276,849	5.35%
AllianceBernstein L.P.[3]	3,196,422	5.22%
Additional Directors and Named Executive Officers		
John K. Bakewell [4]	477,608	*
F. Barry Bays	1,263,483	2.06%
Lance A. Berry[5]	3,780	*
Lawrence W. Hamilton [6]	135,308	*
Elizabeth S. Hanna [7]	31,551	*
Deepti Jain[7]	31,551	*
Jane E. Kiernan[5]	3,780	*
Richard. W. Mott [8]	1,096,363	1.79%
Thomas E. Timbie [9]	1,550,929	2.53%
James T. Treace [10]	1,517,624	2.48%
Aaron J. Berutti[11]	64,605	*
Mark L. Hair [12]	363,237	*
All executive officers and directors as a group (15 persons)[13]	17,989,160	28.69%

* Less than one percent (1%)

(1) Consists of (i) 5,513,974 shares of our common stock held directly, (ii) 1,839,063 shares of our common stock held by John T. Treace as trustee of a trust, (iii) 1,605,000 shares of our common stock held by John T. Treace's spouse, (iv) 1,471,250 shares of our common stock held by John T. Treace's spouse as co-trustee of a trust, (v) 408,816 of our common stock shares held by John T. Treace as co-trustee of a trust, and (vi) 65,363 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date. John T. Treace disclaims beneficial ownership of shares held by his spouse directly or in trusts for which his spouse serves as trustee or co-trustee.

(2) Consists of 3,276,849 shares of common stock held by entities affiliated with The Vanguard Group, based on information provided by The Vanguard Group in Schedule 13G filed with the SEC on February 9, 2023. The Vanguard Group has sole voting power with respect to no shares, shared voting power with respect to 53,846 of

such shares, sole dispositive power with respect to 3,201,347 of such shares and shared dispositive power with respect to 75,502 of such shares. The business address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(3) Consists of 3,196,422 shares of common stock held by entities affiliated with AllianceBernstein L.P., based on information provided by AllianceBernstein L.P. in Schedule 13G filed with the SEC on February 14, 2023. AllianceBernstein L.P. has sole voting power with respect to 3,056,164 of such shares, shared voting power with respect to no shares, sole dispositive power with respect to 3,160,947 of such shares and shared dispositive power with respect to 35,475 of such shares. The business address for AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, NY 10105.

(4) Consists of (i) 250,000 shares of our common stock held by Mr. Bakewell's spouse as trustee of a trust, (ii) 92,300 shares held by Mr. Bakewell as trustee of a trust, (iii) 133,013 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date, and (iv) 2,295 shares issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of the Record Date.

(5) Consists of 3,780 shares of our common stock issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of the Record Date.

(6) Consists of (i) 133,013 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date, and (ii) 2,295 shares issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of the Record Date.

(7) Consists of (i) 28,860 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date, and (ii) 2,691 shares issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of the Record Date.

(8) Consists of (i) 1,056,203 shares of our common stock held directly, (ii) 37,865 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date, and (iii) 2,295 shares issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of the Record Date.

(9) Consists of (i) 361,700 shares of our common stock held by Mr. Timbie as co-trustee of a trust, (ii) 1,149,069 shares of our common stock held by Mr. Timbie as co-trustee of another trust, (iii) 37,865 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date, and (iv) 2,295 shares issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of the Record Date.

(10) Consists of (i) 961,441 shares of our common stock held directly and (ii) 556,183 shares of our common stock held by James T. Treace's spouse.

(11) Consists of (i) 4,080 shares of our common stock held directly and (ii) 60,525 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date.

(12) Consists of (i) 18,148 shares of our common stock held directly, (ii) 2,400 shares of our common stock held by Mr. Hair's dependent children, and (iii) 342,689 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date.

(13) Includes (i) 1,416,071 shares of our common stock that may be acquired upon the exercise of stock options that are either currently exercisable or are scheduled to become exercisable within 60 days of the Record Date and (ii) 14,562 shares issuable upon vesting of restricted stock units that are scheduled to vest within 60 days of the Record Date.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and holders of more than 10% of our common stock to file with the SEC initial reports of ownership of our common stock on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Executive officers, directors and holders of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. We submit all applicable Section 16(a) filing requirements on behalf of our executive officers and directors. To our knowledge, based solely on the reports filed by us, copies of such reports furnished to us and written representations made by our executive officers and directors regarding their filing obligations, all Section 16(a) filing requirements applicable to our executive officers and directors were satisfied with respect to the fiscal year ended December 31, 2022.

STOCKHOLDER PROPOSALS FOR
2024 ANNUAL MEETING OF STOCKHOLDERS

Submission of Stockholder Proposals for Inclusion in Next Year's Annual Meeting Proxy Statement

Stockholders wishing to include proposals in the proxy materials in relation to our 2024 annual meeting of stockholders must submit the proposal in writing so that it is received by the Company on or before December 6, 2023. Proposals should be addressed to Treace Medical Concepts, Inc., 100 Palmetto Park Place, Ponte Vedra, FL 32081, Attention: Corporate Secretary. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholders' proposals and with the procedures set forth in our Bylaws. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and proxy relating to the 2024 annual meeting of stockholders any stockholder proposal which may be omitted from the proxy materials according to applicable regulations of the SEC in effect at the time the proposal is received.

Other Stockholder Proposals for Presentation at Next Year's Annual Meeting

Stockholders who intend to present a proposal at the 2024 annual meeting, outside the processes of Rule 14a-8 under the Exchange Act and thereby without including such proposal in our proxy statement, must timely deliver a written notice in accordance with the requirements, including eligibility and information required in such notice, set forth in our Bylaws. To be timely, such written notice must be received by our Corporate Secretary at our executive offices (Treace Medical Concepts, Inc., 100 Palmetto Park Place, Ponte Vedra, FL 32081) between the close of business on January 24, 2024 and the close of business on February 23, 2024. However, if the date of the 2024 annual meeting is earlier than April 23, 2024 or later than July 22, 2024, notice by the stockholder (in order to be timely) must be received not later than the 90th day before the 2024 annual meeting or, if later, the 10th day following the day on which public disclosure of the date of the 2024 annual meeting was first made. In addition to satisfying the requirements under our Bylaws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than March 24, 2024.

If the stockholder does not also comply with the requirements of Rule 14a-4(c) under the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

We have adopted a procedure approved by the SEC called "householding." Under this procedure, we deliver a single copy of the Internet Notice and, if applicable, our proxy materials to stockholders of record who share the same address, unless we have received contrary instructions from any stockholder at that address. This practice is designed to eliminate duplicate mailings, conserve natural resources and reduce our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards.

If you share an address with another stockholder and receive only a single copy of the Internet Notice or, if applicable, our proxy materials, but would like to request a separate copy of these materials, please contact our mailing agent, Broadridge Financial Solutions, Inc., by calling 1-866-540-7095 or writing to 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department and an additional copy of the materials will be promptly delivered to you. Similarly, if you receive multiple copies of the Internet Notice or, if applicable, the proxy materials but would prefer to receive a single copy in the future, you may also contact Broadridge Financial Solutions, Inc. at the above telephone number or address. Beneficial owners should contact their broker, bank or other nominee to request information about householding procedures.

OTHER MATTERS

Our Board does not know of any matter to be brought before the Annual Meeting other than the matters set forth in this Notice of Annual Meeting of Stockholders and matters incident to the conduct of the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the enclosed proxy card will have discretionary authority to vote all proxies on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Scot M. Elder
Chief Legal and Compliance Officer,
Corporate Secretary

April 4, 2023
TREACE MEDICAL CONCEPTS, INC.
100 PALMETTO PARK PLACE
PONTE VEDRA, FLORIDA 32081